
03025808

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934


SEC MAIL PROCESSING
RECEIVED
JUL 0 2 2003
WASH. D.C. 187 SECTION

PROCESSED
JUL 08 2003
THOMSON FINANCIAL

For the month of July, 2003.

ORIX Corporation
(Translation of Registrant's Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __V__ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __V__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __V__

Table of Documents Filed

1. Annual report sent to shareholders for the year ended March 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 1, 2003

By [signature]

Masaru Hattori
Corporate Senior Vice President
Head of the Accounting Department
ORIX Corporation



ANNUAL REPORT 2003

foundation

stable

dynamic

evolution

ORIX (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries worldwide, ORIX's activities include leasing, corporate finance, real estate-related finance and development, life insurance, and investment and retail banking.

Composition of Revenues


Direct Financing Leases
Revenues: ¥122,928 million
Operating Leases
Revenues: ¥127,608 million
Net of Depreciation: ¥47,043 million
Interest on Loans and Investment Securities
Revenues: ¥131,590 million
Brokerage Commissions and Net Gains on Investment Securities
Revenues: ¥0,857 million
Life Insurance Premiums and Related Investment Income
Revenues: ¥138,511 million
Net of Life Insurance Costs: ¥12,827 million
Residential Condominium Sales
Revenues: ¥71,165 million
Net of Costs of Residential Condominium Sales: ¥10,396 million
Interest Income on Deposits
Revenues: ¥526 million
Other Operating Revenues
Revenues: ¥80,460 million
Net of Other Operating Expenses: ¥39,101 million
The figures used in the graph above refer to the revenues from the consolidated statements of income minus the expense items of "Depreciation—Operating Leases," "Life Insurance Costs," "Costs of Residential Condominium Sales," and "Other Operating Expenses" for corresponding items.


Total Assets & ROA
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
0.49
Total Assets (left)
ROA (right)
'99 '00 '01 '02 '03


Shareholders' Equity & Shareholders' Equity Ratio
(Billions of yen/%)
500
400
300
200
100
0
25
20
15
10
5
0
505
8.52
Shareholders' Equity (left)
Shareholders' Equity Ratio (right)
'99 '00 '01 '02 '03


Net Income & ROE
20
15
10
5
0
30
6.00
Net Income (left)
ROE (right)
'99 '00 '01 '02 '03


Diluted Net Income per Share & Shareholders' Equity per Share
(Yen)
500
400
300
200
100
0
6,000
4,800
3,600
2,400
1,200
0
6,039
341
Diluted Net Income per Share (left)
Shareholders' Equity per Share (right)
'99 '00 '01 '02 '03


foundation
stable
dynamic
evolution

The central theme of this year's annual report—**Dynamic Evolution; Stable Foundation**—symbolizes our efforts to achieve growth in shareholder value over the long run. ORIX has undergone a **dynamic evolution** as a niche player in financial and related services in search of growth and profitability. As other companies try to enter our profitable niches, competition increases and profitability declines, so we are in a constant process of change as we search for the next growth opportunity. A **stable foundation** of financial expertise combined with effective management and monitoring systems helps us sustain a model that is constantly evolving.

Because of this constant change and the never-ending search for new opportunities, at first glance ORIX may appear to be involved in a wide array of unrelated businesses. However, our major operations have developed from a base of expertise and specialization that stems from our roots in leasing. We hope this year's annual report provides you with a guide to understanding ORIX's **dynamic evolution** and highlights some of the strengths that form our **stable foundation**.

CONTENTS



Yoshihiko Miyauchi, Chief Executive Officer

FINANCIAL HIGHLIGHTS

Fiscal Years Ended March 31, 2002 and 2003

	Millions of yen		Millions of U.S. dollars		
	2002	**2003**	**2003**	¥ Change	% Change
Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥ 73,039	¥ **46,288**	$ **385**	¥ (26,751)	(36.6)
Net income	40,269	**30,243**	**252**	(10,026)	(24.9)
Operating assets	5,528,149	**5,168,307**	**42,997**	(359,842)	(6.5)
Total assets	6,350,219	**5,931,067**	**49,343**	(419,152)	(6.6)
Per share data (in yen and dollars):					
Net income Basic	¥ 489.19	¥ **361.44**	$ **3.01**	(127.75)	(26.1)
Diluted	467.11	**340.95**	**2.84**	(126.16)	(27.0)
Shareholders' equity	6,007.52	**6,039.43**	**50.24**	31.91	0.5
Return on equity (%)	8.36	**6.00**			
Return on assets (%)	0.67	**0.49**			
Shareholders' equity ratio (%)	7.91	**8.52**			
Total debt-to-equity ratio (times)	9.31	**8.39**			

During the fiscal year ended March 31, 2003, we enjoyed steady earnings from our core businesses, including contributions from new types of financial transactions. However, the extended period of deflation in Japan has had an adverse effect on property values and we decided to write down some of the real estate assets that we own. The unfortunate result of these write-downs was a decline in net income for the first time in eight years.

Despite these results, I believe that the foundation of our business remains solid and this will allow us to seize new opportunities for growth that arise even within this stagnant business environment. I would like to make full use of our accumulated knowledge and expertise to provide unique financial solutions as we continue ORIX's dynamic evolution.


foundation
stable
dynamic
evolution

Summary of Consolidated Performance

During the fiscal year ended March 31, 2003 (fiscal 2003), the flow of revenues from our operations in Japan remained strong. In particular, we enjoyed contributions to earnings from real estate-related finance—including non-recourse loans to corporate customers and loan servicing—as well as from our consumer card loans. Overseas, operations in the Americas remained stagnant throughout the year, but we saw a notable improvement in our businesses in Asia and Oceania thanks to solid performance from our automobile leasing operations.

While our operating activities did well during the fiscal year, we recorded write-downs of long-lived assets totaling ¥50.7 billion for such real estate assets as golf courses, hotels and office buildings. The write-downs resulted from revised cash-flow projections for these properties due to the continued deflation in Japan. As a result, net income was down 25% compared with the previous fiscal year, to ¥30.2 billion.

Other than the write-downs, we did make some progress toward the goal that we have been pursuing since last fiscal year of growing profits without increasing assets as we focused on raising profitability and strengthening our balance sheet. With the listing and sale of shares of a real estate investment trust (REIT) and a reduction in the securities held by ORIX Life Insurance, total assets as of March 31, 2003 were down 7% compared with the previous fiscal year-end, to ¥5,931 billion.

As a result, our shareholders' equity ratio rose from 7.9% to 8.5%, while the total debt-to-equity ratio improved from 9.3 times to 8.4 times. With the decline in net income, however, ROE fell from 8.4% to 6.0% and ROA declined from 0.67% to 0.49%.

In consideration of the long downward trend in the dividend payout ratio and discussions in Japan and overseas concerning the taxation of dividends, we also decided to propose to, and were given approval by, our shareholders to raise our dividend to ¥25 per share for holders of record as of March 31, 2003 from the level of ¥15, which had been maintained for 13 years since the fiscal year ended March 31, 1990. At the same time, I still believe that ORIX should continue to use retained earnings primarily to invest in new growth opportunities as we strive to achieve returns for shareholders by increasing our corporate value over the long run. Therefore, this basic dividend policy has not changed as a result of the increase in the dividend.

The Future

Coping with a Stagnant Economy in Fiscal 2004

The roots of Japan's present economic stagnation are complex and I expect that we will have to do business in an uncertain macroeconomic environment over the next few years. Fortunately, ORIX has been able to take advantage of new business opportunities even in these difficult times and grow earnings in some businesses over the last few years regardless of the macroeconomic environment. At present, we still enjoy a wealth of new business leads, and I would like to continue to pursue these growth opportunities.

While there are many business prospects, we will have to proceed with caution. In order to deal with the worldwide deflationary environment, I believe that it is important for us to further strengthen our risk management capabilities. We face many types of risks in our business, including market risk (e.g. interest rate risk and asset price deflation risk), and operational risk (e.g. administrative risk, systems risk and other risks). We must carefully weigh each and every one of these risks and take the appropriate measures. In particular, since the risk associated with asset price deflation increases the longer that we hold a piece of real estate, it is imperative that we closely watch market trends and shorten our holding period as much as possible by increasing the turnover of real estate assets. Furthermore, in our corporate rehabilitation business we must carefully select only those companies that are able to effectively compete in a challenging economic environment and we need to monitor our existing investments even more closely.

Another area of concern during this period of economic deflation is rising expense levels, so cost reduction is also a key issue facing ORIX. In particular, we have focused our attention on increasing efficiency and cutting the costs of administrative and other back-office tasks.

For example, in 1999 we set up a call center in Okinawa that presently employs over 300 staff and handles the call center and some other administrative functions of 13 business units in Japan. In November 2002, we also began a project to integrate the administrative tasks, such as procurement and maintenance, of seven automobile leasing and rental subsidiaries in Japan. We are presently going through all of our operations to find further areas that we can either outsource to more cost effective areas such as our call center or reorganize to increase operating efficiency.

As with our business segments in Japan, our overseas businesses are working to strengthen their risk management capabilities. We carried out a large-scale restructuring at a leasing subsidiary in the United States and as a result have laid the foundation for a return to profitability there. However, we will continue to proceed with caution due to the uncertainty facing the U.S. economy.

Growing Profits without Increasing Assets

Our business model over the years has been based on acquiring quality assets and aiming for interest spreads that compensate us for the risks involved. I am the first to admit that our objective of growing profits without increasing assets is not going to be an easy one. However, we are pursuing a medium-term strategy to achieve this goal using two basic methods.

First, we are attempting to increase the spreads and profitability of traditional asset-based activities like leasing and lending by providing value-added services in addition to financing. Second, we are trying to increase our fee and other income through efforts that include the provision of investment banking services to our core customer base of mainly small and medium-sized companies. The progress of this strategy has been gradual, but we are beginning to see some real successes in our attempts to grow profits without using more assets.


Increasing Returns on Asset Businesses

With over 420,000 vehicles under management and a full line of vehicle maintenance services, ORIX Auto Leasing is the leader in the Japanese automobile leasing industry and provides a good example of our success at increasing profitability through our focus on services. By offering valuable maintenance services in addition to lease financing, we are providing a cost effective and convenient way for customers to outsource their automobile maintenance needs.

Our consumer card loan business, where we have concentrated on the niche of providing short-term loans to relatively higher income individuals, and our housing loan business focusing on individuals looking to purchase condominiums for investment purposes provide two examples of our success in generating good returns by focusing on niche areas within the financial services industry.

As we continue to increase spreads in our traditional asset businesses of corporate leasing and lending, I would like to put even more emphasis on services and niche businesses to increase our profitability.

❷ Increasing Income from Asset Turnover and Fee Business

1) Capturing Gains from Asset Turnover

Our real estate business provides an example of our emphasis on generating returns by turning assets over. Through our expertise in refurbishing real estate, we are able to add value to properties such as office and commercial buildings that we purchase. We are also able to use our extensive client base to search for potential tenants to fill these properties. We then sell off the renovated and leased buildings for a profit.

Our real estate-related finance business generates income by accumulating good assets and then selling them off for a gain. ORIX has been an active player in the market for some transactions like non-recourse loans, which can be pooled together and then securitized in the form of commercial mortgage-backed securities (CMBS). Other examples include the purchase of distressed loans, where we exercise our rights to the real estate collateral backing such loans, add value to the properties, and then sell them to a third party.

2) Strengthening Our Fee Business

Up to now, we have developed some fee income by providing insurance, investment and other financial products to our core base of about 500,000 mainly small and medium-sized companies in Japan. Recently, we have taken advantage of our expertise in real estate-related finance to increase our fee income through our building maintenance and loan servicing operations. We also act as the asset manager for the REIT that we listed in June 2002. In addition, we are starting to see more opportunities to develop new types of fee businesses by providing financial solutions such as M&A advisory services to small and medium-sized companies that are looking to restructure or expand their operations.

Continued Dynamic Evolution Based on a Stable Foundation

The business of financial services involves the generation of profits by adding value to the flow of money. ORIX is a prime example of this kind of successful money processor. We have evolved over the years by using our expertise in finance to process money into value-added solutions to meet the needs of our customers.

Our evolution has been supported by a foundation based on three key pillars: our nationwide sales network, our focus on teamwork and knowledge sharing, and a corporate culture that encourages employees to search for ways to create new forms of value.

We are able to service our large customer base due to the reach of our nationwide sales network, which we have developed over the last four decades. The emphasis on teamwork and knowledge sharing facilitates the collaboration between our sales staff and the specialized sections within ORIX in providing tailor-made financial solutions to meet our customers' needs. Through this cooperation, knowledge is continuously transferred from specialized sections to our sales and marketing people, resulting in a constant upgrading of employee skills. In addition, ORIX's corporate culture of striving to be on the forefront of innovation in the development of new financial solutions has been a driving force behind our evolution.

In order to further strengthen our foundation, we must develop employees who can create new financial solutions and also invite specialists from the outside when necessary. I believe that one responsibility of management is maintaining an attractive work environment in which these employees can excel.

Corporate governance is an important part of this foundation and we continue to evolve the systems and structures in place to strengthen the function of the Board of Directors and more effectively monitor management on behalf of shareholders. After the establishment of an Advisory Board in 1997 that included experienced and resourceful individuals from outside of ORIX, we introduced a Corporate Executive Officer system in 1998 to help separate strategic decision-making functions from day-to-day administrative operations and invited independent directors to the Board in 1999.

In addition, shareholders approved a resolution at the Annual General Meeting of Shareholders in June 2003 that allowed ORIX to take advantage of changes in the Japanese Commercial Code and adopt a "Company with Committees" board model. This system is one more step in our efforts to improve our management and allows us to establish what I believe is an advanced corporate governance structure for a Japanese company.

At the same time, corporate governance must continue to evolve just as our business has done over the years. Therefore, we are continually searching for additional ways to further raise the level of our corporate governance as part of our efforts to increase shareholder value.

By strengthening our already stable foundation and creating new financial solutions, I am confident that ORIX can continue its dynamic evolution.

The success of ORIX would not be possible without the support of our shareholders, customers, financial institutions, bondholders, business partners, employees, and the many other people who have cooperated with us over the years. I thank you all and look forward to your continued support and advice in the future.

June 25, 2003

宮内義彦



Yoshihiko Miyauchi
Director, Chairman and Chief Executive Officer

Evolution


Growth
Needs
Profitability
dynamic
evolution

ORIX's dynamic evolution has been driven by an effort to meet the changing needs of our customers by providing new financial products and services. However, we have not tried to be all things to all people. Instead, we have focused on profitable niches in financial and related services where we can utilize our accumulated expertise. In order to respond to changes in the market and the increasingly sophisticated needs of our customers, we are always trying to discover and develop new niches to sustain our growth and increase profitability. This dynamic evolution is a continuous process that has become second nature to ORIX.

The Money Processor

The scope of our business has evolved from general equipment leasing to include life insurance, real estate-related businesses, investment banking and consumer finance, but all of these operations are united by the basic concept of finance—the processing of money. We first procure money from financial institutions, the capital markets, and individuals. We then use our specialization to process that money. Finally, we try to capture profits from the value that we have created.

While we are now an integrated financial services provider, the roots of our development are embedded in our history as a leasing company. Leasing requires expertise in two fundamental areas—credit evaluation and the management of physical assets based on their valuation. Our major business lines have evolved in large part directly from this foundation or have been made possible due to the customer base and expertise that stem from our leasing business.

ORIX's Business Expansion


1964
1970
1980
1990
2000
Corporate Financial Services
Financial Products and Services
Measuring and OA Equipment Rentals
Automobile Maintenance Leases
Corporate Finance
General Equipment Leasing
Real Estate-Related Businesses
Non-recourse Loans and Loan Servicing
Real Estate Development and Sales
Real Estate Leasing and Management
Real Estate-Backed Loans
Overseas Operations
Real Estate-Related Businesses
Automobile Leasing
Corporate Finance
General Equipment and Ship Leasing
Retail Financial Services
Deposits
Consumer Card Loans
Housing Loans

ORIX's evolution began in 1964 during a period of sustained economic growth in Japan. In this initial stage, we expanded our portfolio of leasing assets as we capitalized on the strong demand for equipment in the corporate sector. The 1970s saw the gradual maturing of the Japanese leasing industry and a slowdown in capital spending. In response to these changes in the leasing business, ORIX embarked on the process of diversification and specialization in search of the growth and profitability that forms the base of our operations today.

Our first overseas operations commenced in 1971 with our entry into Hong Kong. In Japan, we set up a number of specialized leasing companies to tap new market potential for leases for store furnishings and fixtures and automobile leasing in the 1970s, and we also began to provide real estate-backed loans to corporate customers. By the end of the decade, we made our first steps into retail financial services in the form of consumer credit in 1979 and housing loans in 1980.

Since the 1980s, we have developed a strategy of cross-selling a variety of financial products and services to meet the increasingly sophisticated needs of our corporate customers in Japan. Helped by deregulation and structural changes in Japan from the late 1990s, we have also been able to develop new businesses in real estate and related finance, while retail financial services have become a larger component of overall operations in recent years.

Much of our growth thus far has been due to the accumulation of profitable assets such as leases and loans. Considering the continued deflation in Japan and the need to further strengthen our balance sheet for future growth, however, the key to our continued dynamic evolution in the future is growing profits without increasing assets. In order to attain this goal, we are further developing our investment banking and related services to provide value-added financial solutions to our corporate customers.

Foundation


s
t
foundation
b
l
e

Our fundamental strength is the accumulated financial expertise that we have gained in the evaluation of the potential risks and returns of a variety of financial transactions. We have been able to leverage this expertise thanks to a culture of knowledge sharing and teamwork while constantly bringing in experts from the outside as necessary to supplement the skills of specialists within ORIX. At the same time, risk management, monthly strategy meetings, and corporate governance provide for an effective management and monitoring of our dynamic evolution.

Sustaining the Evolution

Financial Expertise

Our core expertise stems from our experience in the provision of a variety of types of financing. In particular, many of our activities have centered on providing leases and loans to small and medium-sized private companies. These customers usually do not have third-party credit ratings and require sophisticated expertise to evaluate properly.

In addition, we have viewed leasing as a form of unsecured financing. Although we may repossess equipment in the event of a default, we have not based our credit evaluations on the assumption that we can recover our investment solely through the repossession and sale of leased assets. Instead, we have always carefully evaluated each customer's cash flows, business prospects, and management to determine its creditworthiness.

As a result, we have been able to build on almost four decades' worth of expertise in evaluation to not only provide leases and loans but also to acquire assets and companies or make selected equity investments as part of our corporate rehabilitation business.

Knowledge Sharing and Teamwork

The real value of the accumulated expertise gained through our experience in financial services over the years is the manner in which knowledge is shared throughout ORIX to develop new value-added products and services. Our corporate culture encourages employees to exploit new opportunities and innovation has been a key part of our dynamic evolution. This innovation has been sustained by the knowledge sharing and teamwork that form one of the key pillars of our foundation.

In Japan, for example, we have an online database of information that is accessible to all salespeople and includes examples of both successful and unsuccessful customer development, the marketing of new products, the use of new methods to market conventional products, and information on customer needs and market trends. We are also able to share information among our various overseas operations and Japan to extend this culture of knowledge sharing globally.



Sharing Information to Create Innovative Solutions
External Specialists
Recommend Solutions
Internal Specialists
Lawyers
Consultants
Investment
Bankers
Internal Specialists
Risk
Management
Groups
Customers
Investment
Banking HQ
Real Estate
Finance HQ
Group Companies
Solutions
Sales &
Marketing Staff
Needs
Provide Information on Market Needs

Nationwide Network and Large Customer Base

Another strength of ORIX is the customer base of approximately 500,000 companies and the nationwide network that we have developed in Japan.

The development of financial products and services starts with individual sales and marketing staff who find out the particular needs of their customers. Based on this information, the staff discuss possible solutions with others within ORIX to develop new products and services. These new products and services are then made available to other salespeople whose customers have similar needs. Recent businesses, such as the provision of non-recourse loans for development projects and the purchase of distressed assets, have been developed in this manner over the last few years.

Risk Management and Monthly Strategy Meetings

Risk management is the cement that holds our foundation together. Investment and credit evaluation is conducted in minute detail at ORIX. Each sales staff member is responsible for conducting an initial evaluation of all transactions and is granted a limit for credit provision approval depending on his or her rank. Any transaction over such limits is referred to the Investment and Credit Evaluation Group and other risk management specialists for evaluation. For larger transactions, the Investment and Credit Committee, which is made up of top management, including the CEO, COO, CFO, and the corporate executive officer responsible for investment and credit, meets three times a month on average to evaluate each and every item.

While risk management is carried out in minute detail for each and every transaction, another key part of our risk management is our monthly strategy meetings. The management of each parent company division and subsidiary attend these meetings monthly and discuss their respective businesses with top management.

The meetings begin with quantitative reports of the financial targets and results of the division or company in question. Reports are then presented on current and future projects, market trends, and other issues that could potentially affect the particular business unit's profitability. Matters that are considered vitally important are first considered at the monthly strategy meetings and then presented to the Board of Directors for discussion and evaluation.

For further discussion, see "Management's Discussion and Analysis of Operations"—7. Risk Management, p. 34.

Corporate Governance

We believe that ORIX has been one of the leading companies in Japan in terms of the evolution of its corporate governance. In June 2003, our shareholders passed a resolution to take advantage of new Japanese legislation that allowed ORIX to move to a "Company with Committees" board model.

Under the new system, audit, nominating and compensation committees made up of a majority of outside directors will be established within the Board of Directors. We believe these new changes are an important step in the continued evolution of our corporate governance.

For more information, see "Management's Discussion and Analysis of Operations"—8. Corporate Governance, p. 38.

Corporate Financial Services

Evolution from leasing to financial solutions

While we began operations as a general leasing company almost four decades ago, price competition in general leasing has been very intense over the years. In order to improve profitability, we have worked to increase our specialization by adding value to the services that we provide in addition to lease financing. Examples include automobiles (leasing plus maintenance services) and precision measuring equipment (short-term rentals plus technical support services).

In addition, our unique cross-selling strategy has evolved to meet the increasingly sophisticated needs of our customers, who are mostly small and medium-sized companies. Leasing and lending often provide our first contact with customers. However, once we get to know our clients and make a more accurate assessment of their particular needs, we are able to offer a broader range of products and services that include life and non-life insurance, investment products, and building maintenance. As part of our efforts to grow profits without increasing assets, in recent years we have been developing capabilities to provide the financial solutions that an investment bank provides, such as advisory services to help companies liquidate assets, merge with other companies, or restructure their operations.

Case 1: Cross-Selling



Hokkaido 52
Tohoku 45
Kinki 103
Kanto 133
Chugoku 31
Tokyo 121
Chubu 88
Shikoku 14
Kyushu 90

Note: The figures indicate the number of offices in each region as of March 31, 2003.



ORIX's Sales Force
Company/Specialist Groups
Small & Medium-Sized Companies
Tokyo Sales HQ
Co-Work
Osaka Sales HQ
Co-Work
District Sales HQ
ORIX Auto Leasing
ORIX Rentec
ORIX Life Insurance
ORIX Asset Management & Loan Services
ORIX Alpha
ORIX Eco Services
Investment Banking HQ
Real Estate Finance HQ

Four key factors are behind our successful cross-selling strategy.

1. A unique nationwide sales network serving customers throughout Japan.
2. A customer base of approximately 500,000 companies.
3. A culture of knowledge sharing and cooperation that allows information on market needs and sales strategies to be dispersed efficiently throughout different units within ORIX.
4. An incentive system in which each salesperson and division is given a target based on the total amount of profits generated from all transactions regardless of the product or service.

The combination of these factors allows ORIX to discover market needs in all regions of Japan, develop products and services by specialists based on those needs, and then channel those products and services flexibly and effectively to serve our customers.

Case 2: Automobile Maintenance Leases



Automobiles under Lease in Japan
(Thousands)
500
400
300
200
100
0
423
■ Number of Vehicles
'99
'00
'01
'02
'03

Despite sluggishness in overall capital expenditure in Japan, the demand for automobile maintenance leases has remained strong as more companies realize the benefits of outsourcing the maintenance of their automobile fleets to ORIX. In particular, sale and lease-back arrangements, in which ORIX purchases a fleet of automobiles from a customer, adds a service contract and then leases the same fleet back to the company, are gaining popularity. By combining cost reductions gained through economies of scale for purchasing vehicles, tires, parts, and oil, together with value-added services for risk management and vehicle maintenance, we have been able to respond to customers' needs for both cost cutting and convenience.

Real Estate-Related Businesses

Evolution from stock to flow

ORIX's real estate-related businesses offer a prime example of the combination of the expertise gained from leasing—experience in credit evaluation and managing physical assets based on the valuation of those assets. We believe that we are one of the few companies in Japan with this combined ability.

These activities also represent a core component of our strategy to grow profits without accumulating assets. For example, we have shifted from relatively simple real estate financing and operating leases in which we hold a stock of assets for a relatively long period of time, to activities that attempt to capture gains from assets that flow through ORIX. These include the securitization of loans as well as the purchase and comparatively short-term sale of performing and non-performing assets. We have also added such fee businesses as building maintenance.

Case 1: Non-recourse Loans

Non-recourse loans are loans for which the lender is entitled only to the cash flows generated from the property or project that the loan is funding and not to any other assets of the borrower. The risks are different from typical corporate loans that rely on both the credit quality of the borrower and collateral for the loan. It is necessary not only to understand the details of the financial transaction itself but also to evaluate the prospective cash flows and value of the project under question.

After many years of experience in real estate gained through our corporate leasing operations, we believe that we are well equipped to handle both the financing as well as the development, leasing and management of real estate. By combining this expertise, ORIX is able to evaluate properties effectively for the provision of non-recourse loans for real estate properties or for development projects, including office buildings and condominiums in Japan.

Case 2: Sale of Real Estate (Purchase⇒Add Value⇒Sale)

Within ORIX's real estate-related business, the flow business, where we purchase buildings, add value and then sell them in a relatively short period of time, is also adding to profitability.

Our success can be attributed in large part to a strong nationwide sales network through which we have been able to attract tenants, in particular those in the food, retailing and amusement industries.



Real Estate-Related Finance Segment
(Billions of yen)
20
10
0
-10
-20
19.6
□ Segment Profits (Losses)
'99
'00
'01
'02
'03

Recent Examples

- Residential condominium and commercial property development grew out of our corporate dormitory and leasing businesses in the 1980s. Instead of developing and leasing corporate dormitories and office buildings over the long term, we now develop properties and sell them off in relatively short periods of time.
- By purchasing undervalued real estate assets, we can increase their value through ORIX's building management and tenant placement expertise. A prime example of this was the accumulation of approximately ¥100 billion of real estate assets that were included in a real estate investment trust (REIT) that we listed in June 2002.
- We are taking advantage of economic stagnation and structural changes in Japan to purchase distressed loan assets backed by real estate collateral, add value and then sell the properties to third parties.

Overseas Operations

Evolution from Japan to the world

The types of operations conducted overseas, which consist primarily of leasing and lending to corporate customers as well as real estate-related businesses, are similar to what we do in Japan.

Our expansion into the Asian market began with Hong Kong in 1971, followed by Singapore, Malaysia, Indonesia, and many other countries where we established our operations through joint ventures with prominent local companies. Recently, we have also expanded our operations in the Middle East through the establishment of joint ventures in Saudi Arabia in 2001 and the United Arab Emirates in 2002.

The United States forms the largest single market in ORIX's overseas operations. We had our start there in 1974 and went on to expand our operations mainly through M&A. Our activities in the United States include direct financing leases, corporate loans, securities investment, CMBS-related business, and real estate development.

The synergistic flow of expertise throughout our operations worldwide has also been an important component of our evolution. For example, we brought much leasing expertise from the United States to Japan and applied that know-how to the Japanese market. We then went on to become a pioneer in leasing in many Asian and Middle Eastern countries.

In recent years we have gained considerable experience in CMBS-related business in the United States that has been combined with our expertise in Japan to develop our real estate-related finance operations. We have also used the knowledge gained in automobile maintenance leases and precision measuring equipment rentals in Japan to expand our overseas operations in Asia and Oceania.


USA
Bermuda
Ireland
UK
Poland
Egypt
Saudi Arabia
Pakistan
Hong Kong
South Korea
Japan
United Arab Emirates
Taiwan
Oman
India
Thailand
Philippines
Malaysia
Sri Lanka
Singapore
Indonesia
Australia
New Zealand

Retail Financial Services

Evolution from corporate to consumer

While corporate-related businesses in Japan and overseas have traditionally formed the core of our operations, from the late 1970s our search for growth and profitability led us to begin exploring ways to develop niches in retail finance. Consumer card loans and housing loans are presently the major components of these services.

Case 1: Unique Boutique Banking

ORIX Trust and Banking (OTB) was acquired in 1998. Instead of continuing traditional trust and banking operations, OTB has searched for ways to provide unique products and services that would set it apart from other banks in Japan.

With only one branch and four loan centers, OTB has been able to leverage its light organizational structure to offer unique products and services, while keeping costs low. For example, in March 1999, OTB began to market the extremely popular "Direct Deposits."

OTB's main income-generating business is the provision of housing loans, which are funded by deposits. Most of these loans are made to individuals who purchase real estate for investment purposes or they are loans not traditionally provided by the government's Housing Loan Corporation or major retail banks.

Bringing together ORIX's experience in lending to this particular niche for over two decades with a unique position as a low-cost, innovative bank, OTB is a prime example of our efforts to pursue opportunities in retail financial services.


Deposits at ORIX Trust and Banking
(Billions of yen)
300
250
200
150
100
50
0
262.5
Deposits
'99
'00
'01
'02
'03

Future



By making our foundation even stronger
and creating new financial solutions,
we are striving to continue
ORIX's dynamic evolution.

1970
1990
1980
1964

1. Performance Summary

Revenues

Total revenues for the fiscal year ended March 31, 2003 (fiscal 2003) increased 4%, to ¥683,645 million ($5,688 million), compared with the fiscal year ended March 31, 2002 (fiscal 2002). While life insurance premiums and related investment income decreased, other operating revenues—in particular those associated with new business such as our corporate rehabilitation business—residential condominium sales[1], and interest on loans and investment securities contributed to overall revenue growth.

Expenses

Total expenses in fiscal 2003 increased 10%, to ¥645,562 million ($5,371 million), primarily due to the recording of write-downs of long-lived assets totaling ¥50,682 million ($422 million) against the backdrop of continued asset deflation in Japan. In addition, costs of residential condominium sales[1], other operating expenses, and selling, general and administrative expenses rose as a result of increased revenues. On the other hand, interest expense was lower and life insurance costs declined due to lower life insurance revenues.

Operating Income, Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes and Net Income

Operating income for fiscal 2003 decreased 48%, to ¥38,083 million ($317 million), primarily due to the write-downs of long-lived assets. Nevertheless, income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes decreased 37%, to ¥46,288 million ($385 million), which was less than the drop in operating income, due to a gain in equity in net income (loss) of affiliates and an increased gain on sales of affiliates.[2] Despite the 37% decrease in income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes, net income declined only 25%, to ¥30,243 million ($252 million), due primarily to negative goodwill recognized in connection with an affiliate.

New Business Volumes

New business volumes for direct financing leases and installment loans declined somewhat because of fewer acquisitions than in the previous fiscal year, while operating leases increased 19% because of acquisitions.

New securities added declined 34% because of a shift in the portfolio of ORIX Life Insurance from securities to loans and the new assets added of other operating assets fell 43% compared with the previous fiscal year when assets were acquired for inclusion in a real estate investment trust (REIT).

Operating Assets

In line with our efforts to increase the efficiency of our assets, operating assets decreased 7%, to ¥5,168,307 million ($42,997 million), primarily due to four factors: 1) ORIX Life Insurance sold off some of its securities as part of its portfolio management; 2) we reduced our other operating assets by selling shares in a REIT to the public; 3) we securitized some leasing and loan assets; and 4) the appreciation of the yen against the U.S. dollar of approximately 10% resulted in lower overseas assets in yen terms.

Earnings Summary (Millions of yen)

	2002	2003	¥ Change	% Change
Total revenues	¥658,462	**¥683,645**	¥25,183	3.8
Total expenses	585,093	**645,562**	60,469	10.3
Operating income	73,369	**38,083**	(35,286)	(48.1)
Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	73,039	**46,288**	(26,751)	(36.6)
Net income	40,269	**30,243**	(10,026)	(24.9)

1 "Residential condominium sales" and "costs of residential condominium sales" were included in "other operating revenues" and "other operating expenses" in previous annual reports. These items are separately disclosed in this year's annual report and previous amounts have been reclassified to conform to this year's annual report.

2 "Equity in net income (loss) of affiliates" and "gain on sales of affiliates" were combined as "Equity in net income (loss) of and gain (loss) on sales of affiliates" in previous annual reports. These items are separately disclosed and previous amounts have been reclassified to conform to this year's annual report.

New Business Volumes (Millions of yen)

	2002	2003	¥ Change	% Change
Direct financing leases (new receivables added)	¥1,083,070	**¥1,000,896**	¥ (82,174)	(7.6)
Direct financing leases (new equipment acquisitions)	980,379	**895,848**	(84,531)	(8.6)
Installment loans	1,340,400	**1,268,170**	(72,230)	(5.4)
Operating leases	146,203	**173,567**	27,364	18.7
Investment in securities	348,347	**231,294**	(117,053)	(33.6)
Other operating assets	204,121	**116,736**	(87,385)	(42.8)

Assets (Millions of yen)

	2002	2003	¥ Change	% Change
Investment in direct financing leases	¥1,658,669	**¥1,572,308**	¥ (86,361)	(5.2)
Installment loans	2,273,280	**2,288,039**	14,759	0.6
Investment in operating leases	474,491	**529,044**	54,553	11.5
Investment in securities	861,336	**677,435**	(183,901)	(21.4)
Other operating assets	260,373	**101,481**	(158,892)	(61.0)
Total operating assets	5,528,149	**5,168,307**	(359,842)	(6.5)
Other	822,070	**762,760**	(59,310)	(7.2)
Total assets	¥6,350,219	**¥5,931,067**	¥(419,152)	(6.6)

2. Operating Results

(1) Total Revenues, New Business Volumes, and Operating Assets

❶ Direct Financing Leases[3]

Revenues from direct financing leases were up slightly to ¥122,928 million ($1,023 million) for fiscal 2003. Revenues from Japanese operations increased 9%, due largely to the continued strong performance of automobile leasing and contributions from companies and assets acquired during fiscal 2002. These increases were partially offset by a 17% decrease in revenues from overseas operations, due primarily to fewer assets and lower interest rates in the United States.

New receivables added decreased 8% in fiscal 2003, to ¥1,000,896 million ($8,327 million). New receivables added from Japanese operations declined 14%, due to lower purchases of third-party assets than in fiscal 2002. New receivables added from overseas operations increased 18%, due mainly to contributions from automobile leasing operations in Asia and Oceania.

The volumes for **new equipment acquisitions** in Japan and overseas decreased and increased, respectively, for the same reasons as described above for new receivables added.

Investment in direct financing leases as of March 31, 2003, decreased 5% compared to March 31, 2002, to ¥1,572,308 million ($13,081 million). Assets in Japan were down slightly, due primarily to securitization. Overseas assets were down 17%, due primarily to the appreciation of the yen and the decline in leasing assets in the United States.

3 Direct financing leases consist of full-payout leases. For information on the recognition of revenues for direct financing leases, see Note 1 (e) on page 47. For further details on investment in direct financing leases, see Note 4 on page 56. For information on the securitization of direct financing leases, see Note 9 on page 61.

During fiscal 2003, we securitized ¥150,956 million ($1,256 million) of direct financing lease assets (¥134,416 million in Japan; ¥16,540 million overseas) that were treated as off-balance assets and ¥202,767 million (¥188,853 million in Japan; ¥13,914 million overseas) during fiscal 2002. Gains from the securitization of these assets of ¥3,205 million ($27 million) were included in direct financing lease revenues for fiscal 2003 and ¥6,159 million for fiscal 2002. The balance of direct financing lease assets treated as off-balance assets amounted to ¥325,083 million ($2,705 million) as of March 31, 2003 and ¥375,149 million as of March 31, 2002.

Direct Financing Leases (Millions of yen)

	2002	**2003**	¥ Change	% Change
Direct financing lease revenues	¥ 121,914	**¥ 122,928**	¥ 1,014	0.8
Japan	84,151	**91,443**	7,292	8.7
Overseas	37,763	**31,485**	(6,278)	(16.6)
New receivables added	¥1,083,070	**¥1,000,896**	¥ (82,174)	(7.6)
Japan	877,969	**758,786**	(119,183)	(13.6)
Overseas	205,101	**242,110**	37,009	18.0
New equipment acquisitions	¥ 980,379	**¥ 895,848**	¥ (84,531)	(8.6)
Japan	798,712	**675,563**	(123,149)	(15.4)
Overseas	181,667	**220,285**	38,618	21.3
Investment in direct financing leases	¥1,658,669	**¥1,572,308**	¥ (86,361)	(5.2)
Japan	1,255,537	**1,237,141**	(18,396)	(1.5)
Overseas	403,132	**335,167**	(67,965)	(16.9)

Investment in Direct Financing Leases by Category (Millions of yen)

	2002	**2003**	¥ Change	% Change
Information-related and office equipment	¥ 262,524	**¥ 239,853**	¥(22,671)	(8.6)
Industrial equipment	286,942	**271,471**	(15,471)	(5.4)
Commercial services equipment	186,115	**181,741**	(4,374)	(2.4)
Transportation equipment	603,843	**516,646**	(87,197)	(14.4)
Other	319,245	**362,597**	43,352	13.6
Total	¥1,658,669	**¥1,572,308**	¥(86,361)	(5.2)

❷ Operating Leases[4]

Revenues from operating leases increased 6%, to ¥127,608 million ($1,062 million). Revenues were flat in Japan, while they rose 21% overseas as a result of the expansion of automobile operating leases in Asia and Oceania and the consolidation of investment in partnerships for our real estate development business in the United States due to the adoption of FASB Statement No. 144.[5]

New equipment acquisitions increased 19%, to ¥173,567 million ($1,444 million). New equipment acquisitions in Japan increased 22%, reflecting the acquisition of KDDI Development Corporation, which added approximately ¥33,000 million ($275 million), while overseas rose 4% due to growth in automobile operating leases in Asia and Oceania.

4 Revenues from operating leases are recorded on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. For information on recognition of revenues for operating leases, see Note 1 (e) on page 47. For details on the acquisition cost and accumulated depreciation of operating lease assets, see Note 5 on page 57.

5 FASB Statement No. 144 addresses accounting for impairment or disposal of long-lived assets. It also amends another statement to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. Partnerships have been consolidated with the adoption of FASB Statement No. 144.

Investment in operating leases grew 12%, to ¥529,044 million ($4,401 million). Investments in Japan rose due mainly to the acquisition of KDDI Development. Although the appreciation of the yen and the sale of some aircraft reduced some types of overseas investment in operating leases, the adoption of FASB Statement No. 144 resulted in an increase of 18% compared with the previous fiscal year as certain real estate development partnerships were consolidated. Before the adoption of FASB Statement No. 144 the related assets were recorded as advances.

Operating Leases (Millions of yen)

	2002	**2003**	¥ Change	% Change
Operating lease revenues	¥120,807	**¥127,608**	¥ 6,801	5.6
Japan	87,732	**87,652**	(80)	(0.1)
Overseas	33,075	**39,956**	6,881	20.8
New equipment acquisitions	¥146,203	**¥173,567**	¥27,364	18.7
Japan	116,933	**143,000**	26,067	22.3
Overseas	29,270	**30,567**	1,297	4.4
Investment in operating leases	¥474,491	**¥529,044**	¥54,553	11.5
Japan	338,719	**369,489**	30,770	9.1
Overseas	135,772	**159,555**	23,783	17.5

Investment in Operating Leases by Category (Millions of yen)

	2002	**2003**	¥ Change	% Change
Transportation equipment	¥187,605	**¥174,893**	¥(12,712)	(6.8)
Measuring equipment and personal computers	71,527	**70,988**	(539)	(0.8)
Real estate and other	215,359	**283,163**	67,804	31.5
Total	¥474,491	**¥529,044**	¥ 54,553	11.5

❸ Installment Loans and Investment Securities[6]

Installment Loans

Interest on installment loans increased 16% in fiscal 2003, to ¥115,610 million ($962 million). Interest on installment loans in Japan increased 27% due primarily to increased average balances of loans and gains from securitization (¥6,444 million), while interest on overseas installment loans decreased 10% as a result of a lower average balance of loans and lower interest rates.

New loans added decreased 5%, to ¥1,268,170 million ($10,550 million), for fiscal 2003. New loans added in Japan remained strong for consumer card loans, housing loans and loans to corporate borrowers, however, they decreased 4% as housing loans of approximately ¥160,000 million were purchased in the previous fiscal year. New loans added overseas decreased 15%, due largely to a reduction in lending in the United States as new loans added were reduced against the backdrop of a weak economy.

The balance of installment loans remained relatively stable at ¥2,288,039 million ($19,035 million). However, the balance of installment loans for borrowers in Japan increased 6%, due primarily to growth in loans to corporate customers and consumer card loans, while the balance for overseas borrowers decreased 23% as a result of the appreciation of the yen, the sale of certain loan assets, and a decline in the amount of new loans added.

[6] The consolidated balance sheet figures for the balance of "installment loans" and "investment in securities" include the operating assets of our life insurance operations, but the consolidated statements of income figures for "interest on loans and investment securities" exclude revenues from life insurance operating assets. See page 22, "Balance of investments by ORIX Life Insurance," for a breakdown of operating assets in the life insurance operations. Gains on investment securities are included in "brokerage commissions and net gains on investment securities" in the consolidated statements of income. Income stemming from the life insurance business—including interest income from installment loans, interest income from investment securities, and gains on the sale of investment securities—is included in "life insurance premiums and related investment income" in the consolidated statements of income. For recognition of interest on installment loans, see Note 1 (e) on page 47, for other information on installment loans, see Note 6 on page 58, and for securitization, see Note 9 on page 61. For information on investment securities, including the fair value of investments, see Note 1 (h) on page 49 and Note 8 on page 59.

In fiscal 2003, we securitized ¥78,674 million ($655 million) of installment loans, which were treated as off-balance assets, and ¥46,062 million in fiscal 2002. Gains from the securitization of loans of ¥6,444 million ($54 million) in fiscal 2003 and ¥3,076 million in fiscal 2002 were included in interest on installment loans. The balance of installment loans treated as off-balance assets amounted to ¥137,867 million ($1,147 million) as of March 31, 2003, and ¥75,962 million as of March 31, 2002.

Installment Loans (Millions of yen)

	2002	2003	¥ Change	% Change
Interest on installment loans	¥ 99,732	**¥ 115,610**	¥ 15,878	15.9
Japan	70,135	**89,068**	18,933	27.0
Overseas	29,597	**26,542**	(3,055)	(10.3)
New loans added	¥1,340,400	**¥1,268,170**	¥ (72,230)	(5.4)
Japan	1,144,667	**1,100,887**	(43,780)	(3.8)
Overseas	195,733	**167,283**	(28,450)	(14.5)
Installment loans	¥2,273,280	**¥2,288,039**	¥ 14,759	0.6
Japan	1,840,289	**1,954,640**	114,351	6.2
Overseas	432,991	**333,399**	(99,592)	(23.0)

Installment Loans by Region and Loan Type (Millions of yen)

		2002	2003	¥ Change	% Change
Borrowers in Japan:					
Consumer:	Housing loans	¥ 557,461	**¥ 531,904**	¥ (25,557)	(4.6)
	Card loans	230,358	**271,636**	41,278	17.9
	Other	44,829	**32,668**	(12,161)	(27.1)
	Subtotal	832,648	**836,208**	3,560	0.4
Corporate:	Real estate-related companies	278,367	**276,332**	(2,035)	(0.7)
	Commercial and industrial companies	708,031	**821,992**	113,961	16.1
	Subtotal	986,398	**1,098,324**	111,926	11.3
	Total (Japan)	1,819,046	**1,934,532**	115,486	6.3
Overseas commercial, industrial, and other borrowers		432,771	**333,313**	(99,458)	(23.0)
Loan origination costs, net		21,463	**20,194**	(1,269)	(5.9)
Total		¥2,273,280	**¥2,288,039**	¥ 14,759	0.6

Investment Securities

Interest on investment securities decreased 28%, to ¥15,980 million ($133 million) in fiscal 2003, due to a decrease in the balance of investment in securities and lower interest rates both in Japan and overseas.

New securities added decreased 34%, to ¥231,294 million ($1,924 million). New securities added in Japan decreased 30%, due mainly to fewer new securities added by ORIX Life Insurance, while new securities added overseas decreased 62%, due primarily to a decline in new investment in commercial mortgage-backed securities in the United States.

The balance of our investment in securities decreased 21%, to ¥677,435 million ($5,636 million), compared to March 31, 2002. The balance in Japan declined due primarily to a reduction in the amount of securities held by ORIX Life Insurance, and the balance overseas decreased due primarily to the appreciation of the yen and a decline in bond investments in the United States.

Investment Securities (Millions of yen)

	2002	2003	¥ Change	% Change
Interest on investment securities	¥ 22,230	**¥ 15,980**	¥ (6,250)	(28.1)
Japan	3,533	**866**	(2,667)	(75.5)
Overseas	18,697	**15,114**	(3,583)	(19.2)
New securities added	¥348,347	**¥231,294**	¥(117,053)	(33.6)
Japan	304,248	**214,477**	(89,771)	(29.5)
Overseas	44,099	**16,817**	(27,282)	(61.9)
Investment in securities	¥861,336	**¥677,435**	¥(183,901)	(21.4)
Japan	651,702	**497,829**	(153,873)	(23.6)
Overseas	209,634	**179,606**	(30,028)	(14.3)

Investment in Securities by Security Type[7] (Millions of yen)

	2002	2003	¥ Change	% Change
Trading securities	¥ 879	**¥ 12,154**	¥ 11,275	1,282.7
Available-for-sale securities	718,919	**537,888**	(181,031)	(25.2)
Held-to-maturity securities	16,008	**10,638**	(5,370)	(33.5)
Other securities	125,530	**116,755**	(8,775)	(7.0)
Total	¥861,336	**¥677,435**	¥(183,901)	(21.4)

❹ Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities decreased 41%, to ¥10,857 million ($90 million), reflecting stagnant markets in Japan and overseas.

Brokerage Commissions and Net Gains on Investment Securities (Millions of yen)

	2002	2003	¥ Change	% Change
Brokerage commissions	¥ 2,940	**¥ 2,400**	¥ (540)	(18.4)
Net gains on investment securities	15,427	**8,457**	(6,970)	(45.2)
Total	¥18,367	**¥10,857**	¥(7,510)	(40.9)

❺ Life Insurance Operations[8]

Life insurance premiums decreased 9%, due to a continued shift away from the sale of savings-type to insurance-only life insurance products, which produce lower revenues.

Life insurance related investment income decreased 8% due to the lower gains from the sale of securities. There was a large change from the total investment in securities to other investments due to a shift in the portfolio from securities to loans.

Life Insurance Premiums and Related Investment Income (Millions of yen)

	2002	2003	¥ Change	% Change
Life insurance premiums	¥135,479	**¥122,963**	¥(12,516)	(9.2)
Life insurance related investment income	16,854	**15,548**	(1,306)	(7.7)
Total	¥152,333	**¥138,511**	¥(13,822)	(9.1)

7 Investment in securities associated with the life insurance business is included in these figures. For detailed figures regarding investment in securities in the life insurance operations, see "❺ Life Insurance Operations."

8 Interest on investment securities, gains on the sale of securities, interest on loans, and real estate rental income related to the life insurance operations are included in life insurance related investment income. For information on the amortization of life insurance costs charged to income, see Note 21 on page 78.

Balance of Investments by ORIX Life Insurance[9] (Millions of yen)

	2002	2003	¥ Change	% Change
Fixed income securities	¥433,463	**¥314,465**	¥(118,998)	(27.5)
Marketable equity securities	73	**550**	477	653.4
Other securities	23,596	**26,885**	3,289	13.9
Total investment in securities	457,132	**341,900**	(115,232)	(25.2)
Installment loans and other investments	86,606	**237,905**	151,299	174.7
Total	¥543,738	**¥579,805**	¥ 36,067	6.6

Breakdown of Life Insurance Related Investment Income (Millions of yen)

	2002	2003	¥ Change	% Change
Life insurance related investment income	¥16,854	**¥15,548**	¥(1,306)	(7.7)
Net gains on investment securities	7,318	**3,448**	(3,870)	(52.9)
Interest on loans and investment securities, and others	9,536	**12,100**	2,564	26.9

❻ Residential Condominium Sales

Residential condominium sales increased 23%, due to continued strong sales.

Residential Condominium Sales (Millions of yen)

	2002	2003	¥ Change	% Change
Residential condominium sales	¥58,078	**¥71,165**	¥13,087	22.5

❼ Other Operations[10]

Other operating revenues increased 27%, to ¥80,460 million ($669 million). Revenues in Japan were up 37%, due primarily to gains on the sale of shares in a REIT to the public, revenues from certain companies in which we have invested as part of our corporate rehabilitation business, revenues from building maintenance, and revenues from other real estate-related operations in Japan. The revenues from our corporate rehabilitation business are mainly those associated with a hotel and the sale of sports goods. The companies that we have invested in as a principal investment with the intention to rehabilitate and resell for a gain in the future are consolidated entities; therefore, their revenues are included in our consolidated financial statements.

New assets added declined 43%, to ¥116,736 million ($971 million). In Japan, there was a large increase in new receivables in the previous fiscal year, due to the purchase of properties to be contributed to a REIT, whereas no such purchase was made in fiscal 2003. Overseas, the decrease in new assets added was due to the reduction of new real estate developments in the United States.

The balance of other operating assets as of March 31, 2003, decreased 61%, to ¥101,481 million ($844 million), because real estate assets that were included in a REIT were reduced by about ¥100,000 million due to the sale of shares in a REIT to the public in fiscal 2003. The write-downs of long-lived assets also decreased the balance of other operating assets.

9 The balance of life insurance business related investment securities is included in "investment in securities" in the consolidated balance sheets. Real estate rental properties are included in installment loans and other investments.
10 For details of other operations, see Note 22 on page 78.

Other Operations

(Millions of yen)

	2002	2003	¥ Change	% Change
Other operating revenues	¥ 63,627	**¥ 80,460**	¥ 16,833	26.5
Japan	51,652	**70,545**	18,893	36.6
Overseas	11,975	**9,915**	(2,060)	(17.2)
New assets added	¥204,121	**¥116,736**	¥ (87,385)	(42.8)
Japan	180,903	**99,330**	(81,573)	(45.1)
Overseas	23,218	**17,406**	(5,812)	(25.0)
Other operating assets	¥260,373	**¥101,481**	¥(158,892)	(61.0)
Japan	248,216	**91,851**	(156,365)	(63.0)
Overseas	12,157	**9,630**	(2,527)	(20.8)

(2) Expenses

❶ Interest Expense

Interest expense amounted to ¥71,990 million ($599 million) in fiscal 2003, a decrease of 20% compared to the previous fiscal year, primarily as the result of declines in market interest rates and debt levels overseas.

❷ Depreciation—Operating Leases

Depreciation of operating leases increased to ¥80,565 million ($670 million) in fiscal 2003, an increase of 5% compared to the previous fiscal year, due primarily to an increase in the balance of operating leases for fiscal 2003.

❸ Life Insurance Costs

In line with a decrease in life insurance premiums and related investment income, life insurance costs decreased 10%, to ¥125,684 million ($1,046 million), compared with the year ended March 31, 2002.

❹ Costs of Residential Condominium Sales

Costs of residential condominium sales rose 23%, to ¥60,769 million ($506 million), compared to the previous fiscal year, corresponding to increased revenues from residential condominium sales during the same period.

❺ Other Operating Expenses

Other operating expenses increased 40%, to ¥41,359 million ($344 million) in fiscal 2003, reflecting increased other operating revenues.

❻ SG&A Expenses

Selling, general and administrative expenses in fiscal 2003 were ¥144,271 million ($1,200 million), an increase of 14% from a year earlier. This increase in expenses primarily reflected an increase in the number of consolidated companies as well as selling and administrative costs associated with an increase in retail operations such as card loans and direct insurance.

Selling, general and administrative expenses

(Millions of yen)

	2002	2003	¥ Change	% Change
Personnel expenses	¥ 57,115	**¥ 66,155**	¥ 9,040	15.8
Selling expenses	21,197	**24,131**	2,934	13.8
Administrative expenses	45,310	**50,913**	5,603	12.4
Depreciation	2,694	**3,072**	378	14.0
Total	¥126,316	**¥144,271**	¥17,955	14.2

❼ Provision for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Provision for doubtful receivables on direct financing leases and probable loan losses in fiscal 2003 was ¥54,706 million ($455 million), an increase of 7% from fiscal 2002, and included provisions of approximately ¥5,300 million ($44 million) for investments related to the airline industry in North America.

The balance of 90+ days past-due direct financing leases fell 30%, to ¥47,825 million ($398 million), due to a substantial reduction in 90+ days past-due direct financing leases overseas, particularly in the United States. Provisions charged to income for doubtful receivables on direct financing leases totaled ¥16,978 million ($141 million), a decline of 27%, reflecting the lower level of 90+ days past-due direct financing leases. The allowance for doubtful receivables was down 16%, to ¥42,588 million ($354 million), but the provisions as a percentage of the 90+ days past-due direct financing leases were 89%, compared with 75% in the previous fiscal year.

The balance of 90+ days past-due installment loans not covered by to FASB Statement No. 114 fell 18%, to ¥60,587 million ($504 million), as a result of charge-offs and collection of loans.[11] Provisions charged to income for probable loan losses were up 11%, to ¥23,497 million ($195 million), due to an increase in the balance of installment loans. The allowance declined 3%, to ¥54,485 million ($453 million), as charge-offs and collections were greater than provisions. However, the provisions as a percentage of the 90+ days past-due installment loans were 90%, compared with 76% as of March 31, 2002.

The balance of loans considered impaired under the definition of FASB Statement No. 114 at March 31, 2003 was ¥97,278 million ($809 million), a decrease of 14% compared with March 31, 2002, reflecting charge-offs and collection of loans. We made provisions of ¥14,231 million ($118 million) for these loans, which included provisions for airline-related loans. The allowance was ¥36,073 million ($300 million) at March 31, 2003.

90+ Days Past-Due Direct Financing Leases and Loans not Covered by to FASB Statement No. 114 (Millions of yen)

	2002	2003	¥ Change	% Change
90+ days past-due direct financing leases	¥67,924	**¥47,825**	¥(20,099)	(29.6)
90+ days past-due loans not covered by FASB Statement No. 114	74,199	**60,587**	(13,612)	(18.3)

Loans Considered Impaired under FASB Statement No. 114 (Millions of yen)

	2002	2003	¥ Change	% Change
Impaired loans	¥113,000	**¥97,278**	¥(15,722)	(13.9)
Impaired loans requiring a valuation allowance	71,802	**63,975**	(7,827)	(10.9)
Valuation allowance	45,862	**36,073**	(9,789)	(21.3)

[11] For further information on FASB Statement No. 114, see Note 7 on page 58.

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses[12] (Millions of yen)

	2002	2003	¥ Change	% Change
Beginning balance	¥141,077	**¥152,887**	¥ 11,810	8.4
Direct financing leases	40,885	**50,837**	9,952	24.3
Loans not covered by FASB 114	53,155	**56,188**	3,033	5.7
FASB 114 impaired loans	47,037	**45,862**	(1,175)	(2.5)
Provisions charged to income	¥ 51,367	**¥ 54,706**	¥ 3,339	6.5
Direct financing leases	23,237	**16,978**	(6,259)	(26.9)
Loans not covered by FASB 114	21,240	**23,497**	2,257	10.6
FASB 114 impaired loans	6,890	**14,231**	7,341	106.5
Charge-offs	¥ (49,340)	**¥ (76,564)**	¥(27,224)	55.2
Direct financing leases	(21,364)	**(25,445)**	(4,081)	19.1
Loans not covered by FASB 114	(19,501)	**(27,443)**	(7,942)	40.7
FASB 114 impaired loans	(8,475)	**(23,676)**	(15,201)	179.4
Other*	¥ 9,783	**¥2,117**	¥ (7,666)	(78.4)
Direct financing leases	8,079	**218**	(7,861)	(97.3)
Loans not covered by FASB 114	1,294	**2,243**	949	73.3
FASB 114 impaired loans	410	**(344)**	(754)	(183.9)
Ending balance	¥152,887	**¥133,146**	¥(19,741)	(12.9)
Direct financing leases	50,837	**42,588**	(8,249)	(16.2)
Loans not covered by FASB 114	56,188	**54,485**	(1,703)	(3.0)
FASB 114 impaired loans	45,862	**36,073**	(9,789)	(21.3)

* Other includes foreign currency translation adjustments and the effect of acquisitions.

❽ Write-downs of Long-Lived Assets[13]

Against the background of continued asset deflation in Japan, we revised our estimates for future cash flows for certain long-lived assets—including golf courses, hotels, rental condominiums, corporate dormitories, and office buildings—based on the application of FASB Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). As a result of these estimates, we recorded write-downs of long-lived assets totaling ¥50,682 million ($422 million) in fiscal 2003.

❾ Write-downs of Securities[14]

In fiscal 2003, we recorded ¥14,325 million ($119 million) in write-downs of securities, a decline of 27% compared with fiscal 2002. The write-downs included approximately ¥5,000 million for write-downs of high yield bonds in the United States and the remainder was primarily for securities in Japan due to a weak stock market.

12 For segment information on the allowance for doubtful receivables and probable loan losses, see Note 29 on page 86.
13 For further information on write-downs of long-lived assets, see Note 1 (w) on page 52 and Note 23 on page 79.
14 For further information on write-downs of securities, see Note 1 (h) on page 49.

(3) Equity in Net Income (Loss) of Affiliates and a Gain on Sales of Affiliates[15]

Equity in net income of affiliates and a gain on sales of affiliates in fiscal 2003, were ¥6,203 million ($52 million) and ¥2,002 million ($17 million), respectively, reflecting contributions from an affiliate in the Americas segment involved in futures trading as well as from affiliates in Japan and elsewhere in Asia.

(4) Provision for Income Taxes

Provision for income taxes in the year ended March 31, 2003, was ¥21,196 million ($176 million), compared to the provision of ¥32,903 million in the year ended March 31, 2002. The decrease was primarily due to lower income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes.

(5) Net Income

Operating income for the fiscal year ended March 31, 2003, decreased 48%, to ¥38,083 million ($317 million); however, income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes decreased only 37%, to ¥46,288 million ($385 million), due to a gain in equity in net income (loss) of affiliates and a gain on sales of affiliates. Despite the 37% decrease in income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes, net income decreased only 25%, to ¥30,243 million ($252 million), because of the negative goodwill recognized in connection with the acquisition of an equity-method affiliate during the fiscal year and the cumulative effect of a change in accounting principle for previous acquisitions. The drop in net income was the first decline in eight years. Diluted earnings per share fell 27%, to ¥340.95 ($2.84).

3. Cash Flows

Cash flows from operating activities decreased 18%, to ¥210,150 million ($1,748 million), due mainly to an 86% decline in the growth of policy liabilities as a result of the shift away from savings-type products in the life insurance operations and to an increase in other operating assets.

Cash flows from investing activities were a net inflow of ¥182,950 million ($1,522 million), compared to a net outflow of ¥305,711 million in the previous fiscal year. The change was primarily due to a considerably lower level of other operating assets (¥2,847 million this fiscal year compared to ¥119,700 million last fiscal year) and available-for-sale securities purchased compared to the previous fiscal year.

Cash flows from financing activities were a net outflow of ¥542,040 million ($4,509 million), compared to a net inflow of ¥246,116 million in the previous fiscal year, due to the repayment of commercial paper and debt.

As a result, cash and cash equivalents decreased 42%, to ¥204,677 million ($1,703 million), compared to March 31, 2002.

4. Segment Information[16]

The following discussion presents segment financial information on the basis that is regularly used by management for evaluating the performance of business segments and deciding how to allocate resources to them. The reporting segments are identified based on the nature of services for operations in Japan and based on geographic areas for overseas operations.

Segments in Japan accounted for 92% and 80% of total segment profit in fiscal 2002 and 2003, respectively. As of March 31, 2003, ¥4,240,953 million ($35,282 million), or approximately 79%, of total segment assets were in Japan.

[15] For more information on equity in net income (loss) of affiliates and gain on sales of affiliates, see Note 11 on page 65.
[16] For more details on segment information, see Note 29 on page 86. For more information on the major business divisions and subsidiaries in each segment, refer to the "Directory (by Segment)" on page 91.

Segments overseas accounted for 8% and 20% of total segment profits in fiscal 2002 and 2003, respectively. As of March 31, 2003, ¥618,148 million ($5,143 million), or 12%, of total segment assets were in the Americas, ¥437,874 million ($3,643 million), or 8%, in Asia and Oceania, and ¥75,207 million ($626 million), or 1%, in Europe.

Segment Profits (Losses)*

(Millions of yen)

	2002	**2003**	¥ Change	% Change
Business Segments in Japan				
Corporate finance	¥48,066	**¥44,158**	¥ (3,908)	(8.1)
Equipment operating leases	9,906	**4,402**	(5,504)	(55.6)
Real estate-related finance	5,654	**19,572**	13,918	246.2
Real estate	5,842	**(39,441)**	(45,283)	—
Life insurance	5,764	**4,791**	(973)	(16.9)
Other	4,941	**8,452**	3,511	71.1
Subtotal	80,173	**41,934**	(38,239)	(47.7)
Overseas Business Segments				
The Americas	810	**1,332**	522	64.4
Asia and Oceania	5,433	**9,765**	4,332	79.7
Europe	600	**(736)**	(1,336)	—
Subtotal	6,843	**10,361**	3,518	51.4
Total segment profits (losses)	87,016	**52,295**	(34,721)	(39.9)
Reconciliation of segment totals to consolidated amounts	(13,977)	**(6,007)**	7,970	—
Total consolidated income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥73,039	**¥46,288**	¥(26,751)	(36.6)

*Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes

Segment Assets

(Millions of yen)

	2002	**2003**	¥ Change	% Change
Business Segments in Japan				
Corporate finance	¥1,960,380	**¥1,893,422**	¥ (66,958)	(3.4)
Equipment operating leases	147,444	**144,397**	(3,047)	(2.1)
Real estate-related finance	1,012,896	**931,513**	(81,383)	(8.0)
Real estate	326,473	**303,838**	(22,635)	(6.9)
Life insurance	543,738	**579,805**	36,067	6.6
Other	352,433	**387,978**	35,545	10.1
Subtotal	4,343,364	**4,240,953**	(102,411)	(2.4)
Overseas Business Segments				
The Americas	794,330	**618,148**	(176,182)	(22.2)
Asia and Oceania	435,093	**437,874**	2,781	0.6
Europe	113,844	**75,207**	(38,637)	(33.9)
Subtotal	1,343,267	**1,131,229**	(212,038)	(15.8)
Total segment assets	5,686,631	**5,372,182**	(314,449)	(5.5)
Reconciliation of segment totals to consolidated amounts	(158,482)	**(203,875)**	(45,393)	—
Total consolidated operating assets	¥5,528,149	**¥5,168,307**	¥(359,842)	(6.5)

(1) Business Segments in Japan

❶ Corporate Finance



Corporate Finance
(Billions of yen)
150
120
90
60
30
0
3,000
2,400
1,800
1,200
600
0
125.6
1,893.4
44.2
■ Segment Revenues (left)
□ Segment Profits (Losses) (left)
● Segment Assets (right)
'99 '00 '01 '02 '03

ORIX's corporate finance operations include direct financing leases and installment loans, other than real estate loans, to corporate customers as well as the sale of a variety of financial products and other fee business.

While automobile leasing continued to perform well, segment profits for corporate finance decreased 8%, to ¥44,158 million ($367 million), due to fewer gains from securitization compared to the previous fiscal year.

Despite our acquisition of Nittetsu Lease Co., Ltd., the balance of segment assets for corporate finance as of March 31, 2003 decreased 3%, to ¥1,893,422 million ($15,752 million) from March 31, 2002, primarily as a result of the securitization of ¥134,416 million ($1,118 million) in leasing assets during fiscal 2003.

❷ Equipment Operating Leases



Equipment Operating Leases
(Billions of yen)
80
60
40
20
0
200
150
100
50
0
67.7
144.4
4.4
■ Segment Revenues (left)
□ Segment Profits (Losses) (left)
● Segment Assets (right)
'99 '00 '01 '02 '03

The equipment operating lease business includes the rental of precision measuring equipment and personal computers to corporate customers as well as automobile rental operations.

Segment profits for equipment operating leases decreased 56% compared to fiscal 2002, to ¥4,402 million ($37 million), due to the slowdown in IT-related businesses and the resulting lower utilization rates for precision measuring and other equipment and to provisions for doubtful receivables and probable loan losses of ¥2,431 million, including provisions for investments in aircraft leasing.

The balance of segment assets decreased 2%, to ¥144,397 million ($1,201 million), from March 31, 2002.

❸ Real Estate-Related Finance



Real Estate-Related Finance
(Billions of yen)
60
40
20
0
-20
1,200
800
400
0
51.6
931.5
19.6
■ Segment Revenues (left)
□ Segment Profits (Losses) (left)
● Segment Assets (right)
'99 '00 '01 '02 '03

ORIX's real estate-related finance business encompasses real estate loans to corporate customers and housing loans. ORIX is also expanding its business involving loan servicing, CMBS, and REITs.

Segment profits for the real estate-related finance segment rose 246%, to ¥19,572 million ($163 million), compared to fiscal 2002. The increase was due largely to: 1) contributions from housing loans and non-recourse loans to corporate customers; 2) gains from selling shares of a REIT; 3) income from loan servicing and the sale of real estate-related assets; and 4) gains from the securitization of installment loans. Segment assets decreased 8%, to ¥931,513 million ($7,750 million), from March 31, 2002.

Despite an increase in assets from the acquisition of KDDI Development, the balance of segment assets decreased due to a reduction in assets of approximately ¥100,000 million as a result of selling shares of our REIT to the public.

❹ Real Estate


Real Estate
(Billions of yen)
150
100
50
0
-50
600
400
200
0
104.5
303.8
(39.4)
■ Segment Revenues (left)
□ Segment Profits (Losses) (left)
● Segment Assets (right)
'99 '00 '01 '02 '03

ORIX's real estate business consists principally of residential condominium development and office rental activities as well as the operation of hotels, golf courses, corporate dormitories and a training facility, and building maintenance.

While residential condominium development sales contributed to earnings, the real estate segment recorded a loss of ¥39,441 million ($328 million) in fiscal 2003 compared to profits of ¥5,842 million for the previous fiscal year, primarily due to ¥50,682 million ($422 million) in write-downs of long-lived assets.

The balance of real estate assets as of March 31, 2003 decreased 7%, to ¥303,838 million ($2,528 million), from March 31, 2002, also due primarily to the write-downs of long-lived assets. For details of the write-downs, please refer to Note 23 on page 79.

❺ Life Insurance


Life Insurance
(Billions of yen)
240
200
160
120
80
40
0
600
500
400
300
200
100
0
579.8
138.5
4.8
■ Segment Revenues (left)
□ Segment Profits (Losses) (left)
● Segment Assets (right)
'99 '00 '01 '02 '03

The life insurance segment consists of direct and agency life insurance sales and related activities.

Segment profits in the life insurance business decreased 17%, to ¥4,791 million ($40 million). Despite our shift in strategy from savings-type to insurance-only life insurance products to increase profitability, profits declined due to lower life insurance-related investment income as a result of fewer gains on sales of securities.

The balance of segment assets as of March 31, 2003 was up 7%, to ¥579,805 million ($4,824 million), compared to March 31, 2002.

❻ Other


Other
(Billions of yen)
60
50
40
30
20
10
0
-10
600
500
400
300
200
100
0
61.2
388.0
8.5
■ Segment Revenues (left)
□ Segment Profits (Losses) (left)
● Segment Assets (right)
'99 '00 '01 '02 '03

The other segment encompasses securities brokerage, venture capital operations, consumer card loan operations, and new businesses.

Primarily as a result of a higher balance of consumer card loan assets as well as a contribution from the securitization of loans in the card loan business, profits increased 71%, to ¥8,452 million ($70 million).

Segment assets as of March 31, 2003 rose 10%, to ¥387,978 million ($3,228 million), primarily due to a higher balance of card loans and an increase in investments related to the corporate rehabilitation business.

(2) Overseas Business Segments

❶ The Americas



The Americas
(Billions of yen)
■ Segment Revenues (left)
□ Segment Profits (Losses) (left)
● Segment Assets (right)
80
60
40
20
0
1,200
900
600
300
0
57.9
618.1
1.3
'99
'00
'01
'02
'03

ORIX's principal businesses in the Americas segment are direct financing leases, corporate loans, securities investment, CMBS-related business, and real estate development.

Segment profits in the Americas increased ¥522 million, to ¥1,332 million ($11 million), from fiscal 2002. While our CMBS operations had lower earnings compared to the previous fiscal year, costs associated with the restructuring of our truck and construction equipment leasing business decreased and an equity method affiliate recorded gains compared with a loss in the previous fiscal year.

Segment assets as of March 31, 2003 amounted to ¥618,148 million ($5,143 million), a decrease of 22% from March 31, 2002, due primarily to a reduction in leasing assets and the appreciation of the yen.

❷ Asia and Oceania



Asia and Oceania
(Billions of yen)
■ Segment Revenues (left)
□ Segment Profits (Losses) (left)
● Segment Assets (right)
60
40
20
0
-20
600
400
200
0
55.4
437.9
9.8
'99
'00
'01
'02
'03

Principal businesses in Asia and Oceania involve direct financing leases, operating leases for transportation equipment, corporate loans, and securities investments.

In Asia and Oceania, we recorded ¥9,765 million ($81 million) in segment profits during fiscal 2003, compared with ¥5,433 million during fiscal 2002. Strong performances by our corporate lending and automobile leasing operations in the region and contributions from equity method affiliates contributed to this increase in segment profits.

Segment assets as of March 31, 2003 amounted to ¥437,874 million ($3,643 million), a slight increase of 1%, from March 31, 2002.

❸ Europe



Europe
(Billions of yen)
■ Segment Revenues (left)
□ Segment Profits (Losses) (left)
● Segment Assets (right)
25
20
15
10
5
0
-5
250
200
150
100
50
0
13.3
75.2
(0.7)
'99
'00
'01
'02
'03

ORIX's principal businesses in Europe center on aircraft operating leases, corporate loans, and securities investments.

Segment losses for fiscal 2003 totaled ¥736 million ($6 million). Aircraft leasing operations contributed somewhat, but the gains on the sale of investment securities that contributed to profits in the previous fiscal year were not made in fiscal 2003.

Segment assets as of March 31, 2003 amounted to ¥75,207 million ($626 million), a decrease of 34% from March 31, 2002, primarily due to the appreciation of the yen, the sale of aircraft, and a lower balance of loans and investment securities.

5. Funding and Liquidity

(1) Funding Strategy

ORIX has continued to diversify its funding methods and sources over the years in order to maintain stable access to funding and reduce its interest expense. We also flexibly adjust our funding structure to adapt to changing market environments and strive to consistently monitor risks associated with fluctuations in interest rates and liquidity levels to promptly respond to changes in the financial environment. To achieve this, we apply asset-liability management (ALM) systems that we have built, draft timely funding strategies and endeavor to conduct funding operations efficiently.

(2) Balance of Indirect and Direct Funding Methods

ORIX's funding includes borrowings from financial institutions and direct fund procurement from the capital markets. Among our diverse borrowing sources are city banks, trust banks, regional banks, agriculture-related financial institutions, life insurance companies, casualty insurance companies, and foreign banks. ORIX had borrowings from 186 such institutions as of March 31, 2003. We procure funds directly from the capital markets through the issuance of corporate bonds, commercial paper (CP), and medium-term notes (MTNs) as well as the securitization of leasing and other assets.

To facilitate funding operations, we have obtained credit ratings for our notes and bonds from two Japanese rating agencies. As of June 25, 2003, ORIX's domestically issued straight bonds and a euro MTN program have been assigned A+ ratings by both Rating and Investment Information Inc. (R&I) and Japan Credit Rating Agency, Ltd. (JCR). ORIX's domestic CP is rated a-1 by R&I and J-1 by JCR.

On a consolidated basis, the share of ORIX's funds procured directly from the capital markets was 48% at the end of fiscal 2003 and 53% at the end of fiscal 2002. We adjust our direct funding ratio depending on the market environment and aim to consistently maintain an optimal funding structure.

(3) Diversification of Funding Methods

As deregulation gains momentum in Japan, we are diversifying our funding by continually seeking out and developing new procurement methods. Moreover, because our direct funding instruments target a wide range of investors, we have been able to make our funding operations increasingly diverse and stable.

The prohibition on the issuance of CP by finance companies was eliminated in 1993 in Japan. In April 1998, the sale of CP directly to investors without going through brokers was made possible by additional deregulation. ORIX has energetically worked to increase the number of investors to whom it directly sells CP, which include such entities as asset management companies, life and casualty insurance companies, regional banks, and other types of companies. As of March 31, 2003, the number of direct investors in ORIX's CP was 407, and these investors accounted for 70% of the balance of ORIX's outstanding CP in Japan.

In addition, ORIX has been proactively working to promote paperless CP systems. In June 2001, the Japanese Diet passed the Bill Concerning the Transfer and Settlement of Debentures, which took effect in April 2002. After completion of the clearing system of the Japan Securities Depositary Center, Inc., paperless trading of electronic CP in Japan commenced on March 31, 2003 and ORIX was one of the first participants in this new system. While controlling the risks associated with clearance of such transactions, we plan to proactively issue such CP through the system to broaden our base of CP investors and hopefully expand the overall market. With the acceptance and expansion of paperless CP in Japan, we expect to receive the benefits of a deeper and more efficient CP market.

Accompanying the expansion of the bond market in Japan, we have actively issued yen-denominated straight bonds in the Japanese market. In order to further diversify funding methods and investors, ORIX separately issues bonds that are primarily for institutional investors and those that are primarily for individual investors. During fiscal 2003, ORIX issued ¥63,000 million ($524 million) in straight bonds (including private placements) to institutional investors and ¥90,000 million ($749 million) to individuals, while the balances of outstanding bonds other than convertible bonds held by institutional and individual investors were ¥388,000 million ($3,228 million) and ¥370,000 million ($3,078 million), respectively as of March 31, 2003.

In January 1992, ORIX became the first company in Japan to securitize leasing assets. Since that time, we have actively used asset securitization in Japan and overseas. As of March 31, 2003, the outstanding balance of securitized assets, including such assets as leasing and loan assets, stood at ¥631,824 million ($5,256 million) on a consolidated basis. Of this figure, the portion accounted for as off-balance sheet assets was ¥508,428 million ($4,230 million).

Regarding overseas funding operations, in addition to borrowing from local markets, efforts have been made to increase the diversity of funding methods through such measures as MTN issuance. ORIX and five overseas subsidiaries are participants in a Multi-Issuer Euro MTN program with a maximum issuance limit of $5 billion. This arrangement enables ORIX to have a highly flexible funding program. Euro MTN issuance is determined based on the funding needs of overseas companies under the supervision of ORIX's Treasury Department in Tokyo. Also, a U.S.-based subsidiary, ORIX Financial Services, Inc., has a program for the issuance of MTNs within the United States. As of March 31, 2003, the outstanding balance of ORIX's euro and U.S. dollar MTNs stood at ¥245,300 million ($2,041 million).

In September 1998, ORIX listed its shares on the New York Stock Exchange (NYSE), which has facilitated raising funds through the issuance of stock outside Japan since that date. In October 1999, ORIX became the first Japan-based company to make a global offering involving the simultaneous issue of new shares and convertible notes registered with the SEC and listed on the NYSE, issuing 3.3 million new shares and ¥40 billion (principal amount) in convertible bonds due 2005. In December 2001, ORIX made another dual offering of new shares and convertible bonds, issuing 1.8 million new shares and ¥28 billion (principal amount) in convertible bonds due 2007.

As part of our continued efforts to diversify funding sources, in June 2002 we issued Liquid Yield Option Notes™, with stock acquisition rights, due June 14, 2022 (par value of $1,022 million), and procured $400 million. Because these notes included a contingent conversion provision that effectively makes conversion more difficult, the securities are not required to be included in the calculation of diluted earnings per share if ORIX's share price does not reach a certain trigger price. The issuance was the first of its kind by a Japanese company.

(4) Liquidity

To sustain a high level of liquidity, ORIX has secured committed credit lines with a number of financial institutions. Total committed credit lines for ORIX and its subsidiaries were ¥933,640 million and ¥862,147 million ($7,173 million) at March 31, 2002 and 2003, respectively. Of these lines, ¥849,876 million and ¥797,449 million ($6,634 million) were available at March 31, 2002 and 2003, respectively. Included in these commitment lines are global commitment lines for major overseas subsidiaries totaling ¥107,938 million ($898 million), with ¥105,294 million ($876 million) available at March 31, 2003.

6. Shareholders' Equity, Return on Assets, and Return on Equity

Shareholders' equity grew 1% from the previous year-end, to ¥505,458 million ($4,205 million). Retained earnings rose ¥28,988 million, while accumulated other comprehensive loss was ¥26,307 million.

A decline in assets due to the listing and sale of shares in a REIT and the securitization of leasing and loan assets resulted in an increase in the shareholders' equity ratio, from 7.91% to 8.52%. The decline in net income due primarily to the write-downs of long-lived assets resulted in a decline in both ROE and ROA, which fell from 8.36% to 6.00%, and from 0.67% to 0.49%, respectively.

Basic earnings per share were down 26%, to ¥361.44 ($3.01), and diluted earnings per share amounted to ¥340.95 ($2.84), down 27%. Shareholders' equity per share advanced 1%, to ¥6,039.43 ($50.24).

Shareholders' Equity, ROA, and ROE (Millions of yen)

	2002	**2003**
Shareholders' equity ratio	7.91%	**8.52%**
Return on assets	0.67%	**0.49%**
Return on equity	8.36%	**6.00%**
Net income	¥ 40,269	**¥ 30,243**
Shareholders' equity	502,508	**505,458**
Total assets	6,350,219	**5,931,067**

Notes: 1. The shareholders' equity ratio equals shareholders' equity at fiscal year-end divided by total assets at fiscal year-end.
2. Return on assets equals net income for the fiscal year divided by the average level of total assets during the fiscal year.
3. Return on equity equals net income for the fiscal year divided by the average level of shareholders' equity during the fiscal year.

Per Share Data (Yen)

	2002	**2003**	¥ Change	% Change
Net income (basic earnings per share)	¥ 489.19	**¥ 361.44**	¥(127.75)	(26.1)
Net income (diluted earnings per share)	467.11	**340.95**	(126.16)	(27.0)
Cash dividends	15.00	**15.00**	0.00	0.0
Shareholders' equity	6,007.52	**6,039.43**	31.91	0.5

(1) Capital and Additional Paid-in Capital

The sum of common stock and additional paid-in capital rose ¥392 million, to ¥122,069 million ($1,016 million). In fiscal 1998, we introduced a stock-based incentive plan using a number of options as part of our performance-linked remuneration system. During fiscal 2003, the exercise of these options increased the number of shares outstanding by approximately 62,000, resulting in growth of ¥213 million in common stock and ¥211 million in additional paid-in capital. None of the ¥40 billion (principal amount) in convertible bonds issued in October 1999 nor the ¥28 billion (principal amount) in convertible bonds issued in December 2001 were converted during the fiscal year ended March 31, 2003.

(2) Other

With regard to other components of shareholders' equity, net unrealized gains on investment in securities decreased ¥12,839 million, to ¥1,917 million ($16 million). This reflected a drop in unrealized gains due to the weakening of Japanese stock and bond prices. Foreign currency translation adjustments (debit balance) rose ¥15,119 million, to ¥29,919 million ($249 million), primarily due to the appreciation of the yen—the yen-dollar exchange rate rose from ¥133.25=$1 at March 31, 2002, to ¥120.20 at March 31, 2003. The balance of treasury stock of ¥8,247 million ($69 million) held as part of stock incentive programs at fiscal year-end was subtracted from shareholders' equity.

7. Risk Management

In order to increase profitability, ORIX is developing new activities that are different from its traditional debt businesses of leasing and lending. In view of this, ORIX must continue to further improve and optimize its risk management systems.

ORIX has recently developed new types of risk management capabilities, such as systems for the unified management of financing and investment risks associated with its growing investment banking and real estate-related finance businesses, risk analysis systems for new financial techniques introduced from overseas, including the securitization of commercial mortgages (CMBS), and due diligence systems for M&A transactions and new business investments. This includes the creation of systems for a multifaceted approach to portfolio management.

Currently, in addition to credit risks and market risks (interest rate risks and asset price deflation risk), operational risk management is also an important issue that ORIX is facing. Operational risk refers to the risk arising from areas that include administrative procedures, computer networks, damage to our reputation in the process of day-to-day operations, and the possible breakdown of the systems that support these areas. Since the 1970s, a large amount of research has been directed toward improving the means of measuring and evaluating the market and credit risks throughout the financial services industry. This research has promoted progress in technologies for managing financial risks and the development of new risk management methods that employ such new tools as value-at-risk concepts. To date, ORIX has focused on the analysis and management of credit risks and market risks. In the future, however, ORIX believes it must include operational risk within a comprehensive risk management framework.

Various risks are discussed by top management at the Investment and Credit Committee meetings and monthly strategy meetings so that risk management decisions are ultimately in harmony with our strategies for boosting profitability.

(1) Credit Risk Management

Specialized credit risk management systems exist for each major line of business. First, the sales and marketing departments evaluate and manage risks associated with individual contracts, transaction structures, customers, industries, and countries. The sales and marketing departments also handle the first round of checks for risk management appraisals. The risk management groups that are independent of the sales and marketing departments perform a second round of evaluation and management for each type of risk. Currently, there are five such independent groups in charge of different functions of ORIX's risk management system: the Investment and Credit Evaluation Group, the Investment and Credit Information Management Group, the Risk Management Group, the Legal Affairs Group, and the Real Estate Appraisal Group. These groups' risk evaluation and management activities encompass such processes as the evaluation of credit risk, the assessment of business viability, the appraisal of real estate collateral, and the review of contracts. These groups also evaluate credit risks from legal, tax, social, and ethical perspectives. By dividing the responsibility for the risk evaluation of individual transactions among these groups, ORIX attempts to ensure a thorough management of the risks involved. In addition, ORIX is working to strengthen its portfolio management and measurement of the underlying risks.

❶ Credit Evaluation for Individual Transactions

Staff members in ORIX's sales and marketing departments are given authorization for credit approval within specific limits based on their seniority. If a proposed transaction exceeds these credit limits, it must be referred to the appropriate risk management group. If the transaction value exceeds the approval limit of these groups, the matter is considered by the Investment and Credit Committee, which consists of top management, for approval.

To ensure that the credit evaluation process is efficiently executed, a database of rules and manuals for credit limits, procedures, credit evaluation, collateral, and collection has been created. These rules define credit evaluation standards, including fundamental credit limits based on customers' aggregate credit balances, as well as other standards that enable flexible and rapid decision making based on a clear determination of which transactions should be handled speedily and which require more prudent attention in line with such factors as the nature of the transaction, the collateral and guarantees, the credit period, and the proposed use of borrowed funds.

Both sales and marketing departments and the appropriate risk management group perform comprehensive customer credit analyses, evaluations, and decisions based on a customer's financial position, creditworthiness, cash flows, transaction terms, profitability, collateral, and past transactional performance.

❷ Portfolio Management

The groups in charge of risk management continually monitor and manage diverse asset portfolios associated with credit risks. Just as they must manage the risks inherent in each individual credit extension and transaction, ORIX believes that it must simultaneously manage the risks associated with portfolios of individual assets and our overall portfolio of operations. Both in Japan and overseas, for example, ORIX regularly evaluates asset portfolios involving major borrowers in each transactional category as well as asset portfolios as defined by industry and type of collateral guarantee. These portfolios are managed with a view to preventing undue levels of exposure to specific customers or industries.

In our Japanese operations, transactions involving particular industries, the progress of real estate investment projects, details of non-recourse loans, and analyses of asset portfolios from different perspectives are regularly reported to top management.

Overseas asset portfolios are also classified by region, country, transactional currency, and other characteristics, and each separately defined portfolio is managed individually. To ensure due prudence, particularly in the United States and Asia, an assessment is made of each subsidiary's asset quality, internal credit procedures, and problem assets, and reports are made to ORIX's top management at regular intervals.

Using a bankruptcy probability model developed by ORIX, the risk management groups perform a value-at-risk analysis of each type of operating asset, and they also measure risks by credit rating and industry.

❸ Risk Monitoring and Response to Problem Assets

ORIX's risk management groups obtain information on bankruptcies, dishonored bills, and corporate performance from a number of credit data banks. This information is entered into a central database, which is used to prepare industry analysis reports and warning reports that are provided to the relevant sales and marketing departments to keep them up to date on the condition of important customers. In cases where there is a severe deterioration in creditworthiness, the warning reports call for a reduction or a complete stop in the extension of new credit.

Both the sales and marketing departments and the groups responsible for risk management can monitor changes in customers' payment capabilities online. If a single case of payment delinquency occurs, a notice will immediately be sent to the sales and marketing departments. The management of delinquent accounts, monitoring, and collection measures are important tasks for the sales and marketing departments.

Preliminary reports on problem assets over a certain size are made to the risk management groups as soon as they occur, while all data on problem assets are input into a proprietary database. The sales and marketing departments and the groups involved in risk management cooperate to maintain accurate records of delinquencies, work to collect on problem assets and make regular reports on the progress of this collection. The sales and marketing departments make regular reports to top management on the amount and expected recovery of each individual non-performing asset over a certain amount. In addition, the groups involved in risk management make reports on new delinquencies and detailed analyses of problem assets, which are presented to top management monthly.

ORIX has also developed strong capabilities in the collection of non-performing assets. Both the sales and marketing departments and the groups involved in risk management use their expertise throughout the entire process of collection, from initial monitoring to legal recourse. The procedures for collection are shared on a common database, and outside legal advice is used as necessary.

❹ Recent Activities

ORIX's sales and marketing departments are working diligently to prepare new types of transactions to meet the various needs of our customers. The groups responsible for risk management are also working to stay attuned with this changing environment. In order for ORIX to have effective checks and balances of its operations, we need to examine transactions from different perspectives than those traditionally employed by considering such factors as the viability of a particular type of business and the investment and financing scheme. In order to accomplish this, we are making use of specialists in accounting, tax, and legal issues who are able to carry out detailed risk analysis and the evaluation of assets in a variety of situations.

In addition, the risk management groups are directly involved in the initial preparation right up to the signing and execution of the contract to minimize risks and provide appropriate advice to the sales and marketing departments for larger, new or complicated transactions. Specialists in our risk management groups work together with outside specialists to carry out due diligence on assets or companies which ORIX is considering purchasing and to prepare independent projection analyses after ORIX has made an acquisition.

Furthermore, in addition to the assessments needed for real estate investment and financing, M&A, and private equity investments, ORIX has a monitoring system in place that allows for monthly or quarterly reporting to top management of such matters as the progress of a particular project and comparative analyses between projected and actual results. We also continually update our customer database to ensure a unified risk management of exposure to a single customer regardless of the transaction.

(2) Interest-Rate Risk Management

We manage interest rate risks using our asset-liability management (ALM) systems. In fiscal 2003, IFCO Inc. was included in the combined ALM system of ORIX (the parent company), ORIX Alpha, ORIX Auto Leasing, ORIX Credit, and ORIX Club. Including the independent systems of ORIX Trust and Banking and ORIX Life Insurance, eight domestic companies are now covered by an ALM system and we plan to expand the systems to cover more subsidiaries in the future.

ALM reports are presented at monthly strategy meetings that are attended by top management. Based on these ALM reports, management can quickly make decisions related to interest-rate risks. The reports enable for the monitoring and management of interest-rate mismatches and we utilize cash flow maps to measure liquidity risk. We also monitor and manage the effects of interest-rate fluctuations in combination with duration and basis point value (BPV). In this way, we attempt to execute risk control procedures that effectively keep interest-rate fluctuations within a specified target range.

Principal overseas subsidiaries submit reports on their asset-liability situations to the Treasury Department in Tokyo at regular intervals so that interest-rate risks and other risks for each currency can be managed individually. Interest-rate risks are hedged with interest-rate swaps, caps and futures.

(3) Exchange-Rate Risk Management

We employ foreign currency borrowings, foreign exchange forward contracts and foreign currency swap agreements to hedge risks associated with certain transactions and investments denominated in foreign currencies. Similarly, our overseas subsidiaries structure their liabilities to match the currency denominations of assets in each region. We manage certain positions involving foreign currency risk individually.

(4) Derivatives Management

The Investment and Credit Committee has established comprehensive market risk management rules that set out specific market risk management parameters for each company that engages in derivatives transactions. Those parameters clarify the object of the risks to be managed and the types of hedging methods to be employed, while an internal check system ensures that the functions of departments responsible for execution, evaluation and related administration tasks remain separate. Departments executing transactions collect market prices for the derivatives by counterparty, rating, and hedging method. In addition, we maintain management systems that are designed to respond rapidly to sharp market changes and other unanticipated developments. We perform checks to ensure that the types of hedging methods employed are appropriate and regularly evaluate the effectiveness of the hedging methods. The departments responsible for administration work closely with banks and other outside entities to confirm the contents of all transactions. In addition, each section that uses derivatives prepares quarterly reports on its transactions that include the notional principal, fair market value, hedging method, and hedging efficacy associated with each type of transaction and each counterparty. These reports are then presented to ORIX's Treasury Department and Office of Internal Audit. The Treasury Department uses these reports to manage derivatives for the parent and its subsidiaries as a whole, while the Office of Internal Audit inspects derivatives-related accounts and performs checks to ensure that internal rules are observed.

(1) Strengthening Corporate Governance



Board of Directors
Directors
4 Outside Directors
8 Internal Directors*
Audit Committee (Outside: 2, Internal: 1)
Nominating Committee (Outside: 3, Internal: 2)
Compensation Committee (Outside: 3, Internal: 2)
Reporting
Independent Public Accountants
Executive
22 Executive Officers (Including CEO, COO, CFO, Vice Chairman, Deputy Presidents, Corporate Executive Vice Presidents, and Corporate Senior Vice Presidents)
Disclosure Committee
Disclosure Control
Compliance Coordination Office
Monitoring
Administration
Accounting Department
Credit Evaluation
Sales
Sales Headquarters
Group Companies

*Of the 8 internal directors, 7 are executive officers.

Since the June 1997 establishment of an Advisory Board, which included experienced and resourceful individuals from outside the Company, ORIX has strengthened its corporate governance system. In June 1998, we introduced a Corporate Executive Officer system to help separate strategic decision-making functions from day-to-day administrative operations. In June 1999, ORIX reduced the number of members of the Board of Directors, arranged for three Advisory Board members to fill two positions as independent directors and one position as an advisor to the Board and phased out the Advisory Board. In addition, the Executive Nomination and Compensation Committee was established to operate as a support unit for the Board of Directors.

In order to make a more effective separation of roles and responsibilities between the decision-making and monitoring function of the Board of Directors and the executive function of our management, ORIX decided to adopt a "Company with Committees" board model, which became possible in April 2003 as a result of a revision to the Japanese Commercial Code.

The establishment of Audit, Nominating and Compensation Committees under the Board of Directors is required under this new structure. In addition, ORIX has set up a Compliance Coordination Office as an internal control system to support the Audit Committee, which is responsible for supervising ORIX's operations.

ORIX has worked to improve its disclosure of information to investors and the function of its investor relations. In order to further improve this function, we established a Disclosure Committee that will oversee the management and dissemination of information to the public.

(2) Compliance

We feel that compliance is crucial to sound corporate governance, and we proactively implement rigorous compliance programs.

In April 1989, when we changed our name from Orient Leasing Co., Ltd., to ORIX Corporation, we introduced an ORIX Group Corporate Identity program that specified Group Ideals, Group Management Goals, and Group Action Principles. This is the conceptual root of our compliance programs.

As we neared the 21st century, we articulated three concepts in May 1998 that would characterize our identity and operations in the new century—pride, trust, and respect—thereby extending the conceptual scope of the ideals, management goals, and action principles of the corporate identity program. To foster pride, trust, and respect throughout our operations, we drafted our Corporate Action Principles and Employee Action Principles. These concepts and principles together form the basis of EC21, which is a program designed to ensure that ORIX strives to be an "Excellent Company" in the 21st century.

EC21 is the base of ORIX's compliance system. To effectively instill the ideals articulated in EC21 throughout its operations, ORIX established units specializing in compliance promotion and, in February 2002, prepared a compliance manual. This manual includes action guidelines that explain the spirit of EC21 in concrete and specific terms. At the same time, ORIX organized training and other programs to promote greater awareness of, and more attention to, compliance among all of ORIX's employees. Based on these training sessions, we have carried out surveys and analysis of compliance issues and are continuing to make improvements to achieve a more effective compliance system in ORIX.

CONTENTS

TEN-YEAR SUMMARY

	Years Ended March 31	
	1994	1995
Financial Position		
Investment in Direct Financing Leases	¥1,691,730	¥1,715,177
Installment Loans	1,687,475	1,619,397
Investment in Operating Leases	298,653	342,058
Investment in Securities	258,133	278,807
Other Operating Assets	41,858	42,162
Operating Assets	¥3,977,849	¥3,997,601
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	¥ (48,806)	¥ (47,400)
Allowance/Investment in Direct Financing Leases and Installment Loans	1.4%	1.4%
Short-Term Debt, Long-Term Debt and Deposits	¥3,770,731	¥3,755,538
Shareholders' Equity	¥ 230,081	¥ 238,050
Total Assets	¥4,371,789	¥4,405,556
Revenues and Expenses		
Total Revenues	¥ 362,988	¥ 362,702
Interest Expense	¥ 192,237	¥ 167,937
Selling, General and Administrative Expenses	¥ 59,639	¥ 58,561
Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	¥ 34,231	¥ 33,629
Net Income	¥ 18,031	¥ 17,072
Return on Assets	0.41%	0.39%
Return on Equity	8.03%	7.29%
Per Share Data: (yen)		
Net income (basic earnings per share)	¥ 231.63	¥ 219.31
Net income (diluted earnings per share)	¥ 231.63	¥ 219.31
Shareholders' equity per share	¥ 2,955.66	¥ 3,058.03
Operations		
Direct Financing Leases:		
New receivables added	¥ 787,570	¥ 888,931
New equipment acquisitions	¥ 652,816	¥ 731,632
Installment Loans:		
New loans added	¥ 583,158	¥ 539,145
Operating Leases:		
New equipment acquisitions	¥ 121,726	¥ 97,895
Investment in Securities:		
New securities added	¥ 107,625	¥ 75,551
Other Operating Assets:		
New assets added	¥ 4,896	¥ 8,692
Number of Employees	6,731	6,723

Notes: 1. In fiscal 1998, new loans added and new securities added included increases of ¥18,999 million and ¥34,189 million, respectively, as a result of the acquisition of ORIX Trust and Banking Corporation. In fiscal 2002, new receivables added and new equipment acquisitions of direct financing leases, new loans added and new securities added included increases of ¥248,101 million, ¥252,436 million, ¥5,841 million and ¥1,042 million, respectively, as a result of the acquisition of IFCO Inc. In addition, new loans added included ¥132,127 million in housing loans that were purchased from Asahi Mutual Life Company in fiscal 2002. In fiscal 2003, new receivables added and new equipment acquisitions of direct financing leases included increases of ¥112,007 million ($932 million), ¥112,605 million ($937 million), respectively, as a result of the acquisition of Nittetsu Lease Co., Ltd.

2. Per share data have been adjusted for stock splits retroactively.

Millions of yen

Years Ended March 31							
1996	1997	1998	1999	2000	2001	2002	**2003**
¥1,913,836	¥2,067,616	¥2,186,022	¥1,952,842	¥1,744,953	¥1,657,709	¥1,658,669	**¥1,572,308**
1,628,916	1,700,697	1,794,825	1,761,887	1,791,439	1,846,511	2,273,280	**2,288,039**
413,419	465,737	435,066	411,156	397,576	451,171	474,491	**529,044**
345,935	434,488	500,449	576,206	758,381	942,158	861,336	**677,435**
55,161	58,193	65,838	73,345	72,472	132,006	260,373	**101,481**
¥4,357,267	¥4,726,731	¥4,982,200	¥4,775,436	¥4,764,821	¥5,029,555	¥5,528,149	**¥5,168,307**
¥ (81,886)	¥ (117,567)	¥ (145,741)	¥ (132,606)	¥ (136,939)	¥ (141,077)	¥ (152,887)	**¥ (133,146)**
2.3%	3.1%	3.7%	3.6%	3.9%	4.0%	3.9%	**3.4%**
¥3,986,809	¥4,217,334	¥4,628,670	¥4,274,280	¥4,010,468	¥4,070,545	¥4,679,566	**¥4,239,514**
¥ 276,251	¥ 308,584	¥ 313,821	¥ 327,843	¥ 425,671	¥ 461,323	¥ 502,508	**¥ 505,458**
¥4,751,756	¥5,089,975	¥5,574,309	¥5,347,636	¥5,341,542	¥5,591,311	¥6,350,219	**¥5,931,067**
¥ 382,603	¥ 428,294	¥ 507,143	¥ 593,941	¥ 616,513	¥ 586,149	¥ 658,462	**¥ 683,645**
¥ 138,394	¥ 130,743	¥ 142,177	¥ 140,846	¥ 115,038	¥ 109,289	¥ 90,348	**¥ 71,990**
¥ 61,569	¥ 70,902	¥ 79,671	¥ 82,395	¥ 90,961	¥ 101,156	¥ 126,316	**¥ 144,271**
¥ 35,027	¥ 36,889	¥ 38,412	¥ 27,315	¥ 52,048	¥ 59,236	¥ 73,039	**¥ 46,288**
¥ 18,003	¥ 19,044	¥ 23,731	¥ 25,621	¥ 30,642	¥ 34,157	¥ 40,269	**¥ 30,243**
0.39%	0.39%	0.45%	0.47%	0.57%	0.62%	0.67%	**0.49%**
7.00%	6.51%	7.63%	7.99%	8.13%	7.70%	8.36%	**6.00%**
¥ 231.27	¥ 244.64	¥ 305.33	¥ 330.43	¥ 385.27	¥ 417.77	¥ 489.19	**¥ 361.44**
¥ 231.27	¥ 244.64	¥ 305.33	¥ 330.43	¥ 377.02	¥ 400.99	¥ 467.11	**¥ 340.95**
¥ 3,548.77	¥ 3,964.16	¥ 4,041.87	¥ 4,232.02	¥ 5,199.12	¥ 5,646.11	¥ 6,007.52	**¥ 6,039.43**
¥1,022,267	¥1,050,849	¥1,227,719	¥1,076,387	¥1,073,074	¥ 842,396	¥1,083,070	**¥1,000,896**
¥ 847,774	¥ 886,806	¥1,093,519	¥ 913,221	¥ 905,898	¥ 723,330	¥ 980,379	**¥ 895,848**
¥ 503,627	¥ 593,074	¥ 715,030	¥ 706,758	¥ 807,477	¥ 740,639	¥1,340,400	**¥1,268,170**
¥ 95,802	¥ 92,932	¥ 98,566	¥ 92,272	¥ 101,020	¥ 143,158	¥ 146,203	**¥ 173,567**
¥ 114,199	¥ 135,324	¥ 217,225	¥ 302,035	¥ 333,249	¥ 397,218	¥ 348,347	**¥ 231,294**
¥ 26,617	¥ 24,336	¥ 35,898	¥ 39,733	¥ 70,443	¥ 128,984	¥ 204,121	**¥ 116,736**
6,991	7,594	8,203	9,037	9,503	9,529	11,271	**11,833**

CONSOLIDATED BALANCE SHEETS

ORIX Corporation and Subsidiaries   As of March 31, 2002 and 2003

	Millions of yen		Millions of U.S. dollars
ASSETS	2002	2003	2003
Cash and Cash Equivalents	¥ 354,748	**¥ 204,677**	**$ 1,703**
Restricted Cash	20,189	**18,671**	**155**
Time Deposits	1,050	**1,184**	**10**
Investment in Direct Financing Leases	1,658,669	**1,572,308**	**13,081**
Installment Loans	2,273,280	**2,288,039**	**19,035**
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(152,887)	**(133,146)**	**(1,108)**
Investment in Operating Leases	474,491	**529,044**	**4,401**
Investment in Securities	861,336	**677,435**	**5,636**
Other Operating Assets	260,373	**101,481**	**844**
Investment in Affiliates	86,346	**144,974**	**1,206**
Other Receivables	124,022	**146,650**	**1,220**
Advances	158,089	**119,645**	**995**
Prepaid Expenses	37,406	**41,494**	**345**
Office Facilities	76,987	**77,043**	**641**
Other Assets	116,120	**141,568**	**1,179**
	¥6,350,219	**¥5,931,067**	**$49,343**

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Short-Term Debt	¥1,644,462	**¥1,120,434**	**$ 9,321**
Deposits	225,243	**262,467**	**2,184**
Trade Notes, Accounts Payable and Other Liabilities	244,871	**252,453**	**2,100**
Accrued Expenses	92,266	**82,012**	**682**
Policy Liabilities	602,664	**608,553**	**5,063**
Income Taxes:			
Current	11,544	**34,869**	**290**
Deferred	141,532	**128,842**	**1,072**
Deposits from Lessees	75,268	**79,366**	**660**
Long-Term Debt	2,809,861	**2,856,613**	**23,766**
Total liabilities	5,847,711	**5,425,609**	**45,138**
Commitments and Contingent Liabilities			
Shareholders' Equity:			
Common stock:			
Authorized 259,000,000 shares			
Issued 84,303,985 shares in 2002 and 84,365,914 shares in 2003	51,854	**52,067**	**433**
Additional paid-in capital	69,823	**70,002**	**582**
Retained Earnings:			
Legal reserve	2,220	**2,220**	**18**
Retained earnings	400,175	**429,163**	**3,571**
Accumulated other comprehensive loss	(13,440)	**(39,747)**	**(330)**
Treasury stock, at cost:			
657,519 shares in 2002 and 672,905 shares in 2003	(8,124)	**(8,247)**	**(69)**
	502,508	**505,458**	**4,205**
	¥6,350,219	**¥5,931,067**	**$49,343**

CONSOLIDATED STATEMENTS OF INCOME

ORIX Corporation and Subsidiaries For the Years Ended March 31, 2001, 2002 and 2003

	Millions of yen			Millions of U.S. dollars
	2001	2002	**2003**	**2003**
Revenues:				
Direct financing leases	¥122,003	¥121,914	**¥122,928**	**$1,023**
Operating leases	113,478	120,807	**127,608**	**1,062**
Interest on loans and investment securities	109,448	121,962	**131,590**	**1,095**
Brokerage commissions and net gains on investment securities	12,055	18,367	**10,857**	**90**
Life insurance premiums and related investment income	158,314	152,333	**138,511**	**1,152**
Residential condominium sales	36,928	58,078	**71,165**	**592**
Interest income on deposits	2,520	1,374	**526**	**4**
Other operating revenues	31,403	63,627	**80,460**	**670**
Total revenues	586,149	658,462	**683,645**	**5,688**
Expenses:				
Interest expense	109,289	90,348	**71,990**	**599**
Depreciation—operating leases	68,316	77,047	**80,565**	**670**
Life insurance costs	143,709	139,786	**125,684**	**1,046**
Costs of residential condominium sales	32,078	49,517	**60,769**	**506**
Other operating expenses	11,502	29,614	**41,359**	**344**
Selling, general and administrative expenses	101,156	126,316	**144,271**	**1,200**
Provision for doubtful receivables and probable loan losses	44,584	51,367	**54,706**	**455**
Write-downs of long-lived assets	4,090	2,716	**50,682**	**422**
Write-downs of securities	10,848	19,742	**14,325**	**119**
Foreign currency transaction loss (gain), net	3,429	(1,360)	**1,211**	**10**
Total expenses	529,001	585,093	**645,562**	**5,371**
Operating Income	57,148	73,369	**38,083**	**317**
Equity in Net Income (Loss) of Affiliates	29	(449)	**6,203**	**51**
Gain on Sales of Affiliates	2,059	119	**2,002**	**17**
Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	59,236	73,039	**46,288**	**385**
Provision for Income Taxes	25,079	32,903	**21,196**	**176**
Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	34,157	40,136	**25,092**	**209**
Extraordinary Gain, net of applicable tax effect	—	—	**3,214**	**27**
Cumulative Effect of a Change in Accounting Principle, net of applicable tax effect	—	133	**1,937**	**16**
Net Income	¥ 34,157	¥ 40,269	**¥ 30,243**	**$ 252**

	Yen			U.S. dollars
Amounts per Share of Common Stock:				
Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle:				
Basic	¥417.77	¥487.57	**¥299.88**	**$2.49**
Diluted	400.99	465.57	**283.04**	**2.35**
Extraordinary Gain:				
Basic	—	—	**38.41**	**0.32**
Diluted	—	—	**36.14**	**0.30**
Cumulative Effect of a Change in Accounting Principle:				
Basic	—	1.62	**23.15**	**0.20**
Diluted	—	1.54	**21.77**	**0.19**
Net Income:				
Basic	417.77	489.19	**361.44**	**3.01**
Diluted	400.99	467.11	**340.95**	**2.84**
Cash Dividends	15.00	15.00	**15.00**	**0.12**

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

ORIX Corporation and Subsidiaries   For the Years Ended March 31, 2001, 2002 and 2003

	Millions of yen			Millions of U.S. dollars
	2001	2002	2003	2003
Common Stock:				
Beginning balance	¥ 41,688	¥ 41,820	**¥ 51,854**	**$ 431**
Common stock issued in public and private offering	—	9,657	**—**	**—**
Exercise of warrants	132	377	**213**	**2**
Ending balance	41,820	51,854	**52,067**	**433**
Additional Paid-in Capital:				
Beginning balance	59,285	59,885	**69,823**	**581**
Value ascribed to warrants attached to 1.59% bonds issued	178	—	**—**	**—**
Value ascribed to warrants attached to 0.64% bonds issued	—	141	**—**	**—**
Common stock issued in public and private offering	—	9,223	**—**	**—**
Exercise of warrants and stock options	130	376	**211**	**1**
Common stock issued for acquisitions of minority interests of subsidiaries	—	198	**—**	**—**
Gains on sales of treasury stock	297	—	**—**	**—**
Forfeit of stock options	(5)	—	**—**	**—**
Other, net	—	—	**(32)**	**(0)**
Ending balance	59,885	69,823	**70,002**	**582**
Legal Reserve:				
Beginning balance	1,970	2,090	**2,220**	**18**
Transfer from retained earnings	120	130	**—**	**—**
Ending balance	2,090	2,220	**2,220**	**18**
Retained Earnings:				
Beginning balance	328,248	361,262	**400,175**	**3,329**
Cash dividends	(1,023)	(1,226)	**(1,255)**	**(10)**
Transfer to legal reserve	(120)	(130)	**—**	**—**
Net income	34,157	40,269	**30,243**	**252**
Ending balance	361,262	400,175	**429,163**	**3,571**
Accumulated Other Comprehensive Income (Loss):				
Beginning balance	(1,417)	4,552	**(13,440)**	**(111)**
Net cumulative effect of adopting FASB Statement No. 133	—	(8,400)	**—**	**—**
Net decrease in net unrealized gains on investment in securities	(11,360)	(19,588)	**(12,839)**	**(107)**
Net (increase) decrease in minimum pension liability adjustments	(1,199)	(2,150)	**2,652**	**22**
Net increase (decrease) in foreign currency translation adjustments	18,528	10,308	**(15,119)**	**(126)**
Net (increase) decrease in net unrealized losses on derivative instruments	—	1,838	**(1,001)**	**(8)**
Ending balance	4,552	(13,440)	**(39,747)**	**(330)**
Treasury Stock:				
Beginning balance	(4,103)	(8,286)	**(8,124)**	**(68)**
Purchases of treasury stock for stock options	(5,154)	—	**—**	**—**
Exercise of stock options	265	219	**8**	**0**
Resales of treasury stock issued in stock split	683	—	**—**	**—**
Resales accompanied by forfeit of stock options	24	—	**—**	**—**
Other, net	(1)	(57)	**(131)**	**(1)**
Ending balance	(8,286)	(8,124)	**(8,247)**	**(69)**
Total Shareholders' Equity:				
Beginning balance	425,671	461,323	**502,508**	**4,180**
Increase, net	35,652	41,185	**2,950**	**25**
Ending balance	¥461,323	¥502,508	**¥505,458**	**$4,205**
Summary of Comprehensive Income:				
Net income	¥ 34,157	¥ 40,269	**¥ 30,243**	**$ 252**
Other comprehensive income (loss)	5,969	(17,992)	**(26,307)**	**(219)**
Comprehensive income	¥ 40,126	¥ 22,277	**¥ 3,936**	**$ 33**

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ORIX Corporation and Subsidiaries For the Years Ended March 31, 2001, 2002 and 2003

	Millions of yen			Millions of U.S. dollars
	2001	2002	2003	2003
Cash Flows from Operating Activities:				
Net income	¥ 34,157	¥ 40,269	¥ **30,243**	$ **252**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	103,673	117,019	**118,097**	**983**
Provision for doubtful receivables and probable loan losses	44,584	51,367	**54,706**	**455**
Increase in policy liabilities	67,444	40,777	**5,889**	**49**
Deferred tax provision (benefit)	8,111	17,530	**(23,222)**	**(193)**
Gains from securitization transactions	(4,728)	(9,235)	**(9,649)**	**(81)**
Equity in net (income) loss of and gain on sales of affiliates	(2,088)	330	**(8,205)**	**(68)**
Extraordinary gain	—	—	**(3,214)**	**(27)**
Cumulative effect of a change in accounting principle	—	(133)	**(1,937)**	**(16)**
Gains on sales of available-for-sale securities	(7,698)	(13,795)	**(7,588)**	**(63)**
Write-downs of long-lived assets	4,090	2,716	**50,682**	**422**
Write-downs of securities	10,848	19,742	**14,325**	**119**
Decrease (increase) in restricted cash	(2,831)	(2,865)	**1,195**	**10**
Decrease (increase) in other operating assets, including advance payments	(28,285)	2,133	**(21,894)**	**(182)**
Increase in prepaid expenses	(4,514)	(9,255)	**(2,975)**	**(25)**
Increase (decrease) in accrued expenses	4,116	223	**(2,370)**	**(20)**
Increase in deposits from lessees	13,629	8,464	**4,303**	**36**
Other, net	(3,386)	(7,652)	**11,764**	**97**
Net cash provided by operating activities	237,122	257,635	**210,150**	**1,748**
Cash Flows from Investing Activities:				
Purchases of lease equipment, including advance payments	(883,061)	(838,105)	**(923,483)**	**(7,683)**
Principal payments received under direct financing leases	640,680	768,923	**742,183**	**6,175**
Net proceeds from securitization of lease and loan receivables	215,494	258,926	**239,050**	**1,989**
Installment loans made to customers	(740,639)	(1,334,532)	**(1,214,672)**	**(10,105)**
Principal collected on installment loans	660,652	865,598	**1,071,841**	**8,917**
Proceeds from sales of operating lease assets	38,727	39,921	**62,323**	**518**
Investment in and dividends received from affiliates, net	1,242	(20,457)	**(23,208)**	**(193)**
Proceeds from sales of investment in affiliates, including proceeds from a sale of related option	6,277	815	**2,232**	**19**
Purchases of available-for-sale securities	(359,945)	(289,055)	**(193,580)**	**(1,610)**
Proceeds from sales of available-for-sale securities	152,022	325,758	**264,021**	**2,197**
Maturities of available-for-sale securities	64,105	67,290	**95,187**	**792**
Purchases of other securities	(37,153)	(50,243)	**(23,674)**	**(197)**
Proceeds from sales of other securities	9,763	6,717	**21,413**	**178**
Purchases of other operating assets	(40,049)	(119,700)	**(2,847)**	**(24)**
Proceeds from sales of other operating assets	2,561	1,841	**63,596**	**529**
Net decrease (increase) in call loans	(9,500)	9,500	**—**	**—**
Acquisitions of subsidiaries, net of cash acquired	(218)	3,846	**(13,669)**	**(114)**
Sales of subsidiaries, net of cash disposed	—	552	**36,469**	**303**
Other, net	(6,610)	(3,306)	**(20,232)**	**(169)**
Net cash provided by (used in) investing activities	(285,652)	(305,711)	**182,950**	**1,522**
Cash Flows from Financing Activities:				
Repayment of short-term debt, net	(324,438)	(171,114)	**(122,365)**	**(1,018)**
Proceeds from (repayment of) commercial paper, net	(68,759)	101,279	**(485,288)**	**(4,037)**
Proceeds from long-term debt	794,823	975,220	**811,334**	**6,750**
Repayment of long-term debt	(485,371)	(729,593)	**(776,959)**	**(6,464)**
Net increase in deposits due to customers	23,391	46,929	**37,224**	**310**
Issuance of common stock	249	19,315	**392**	**3**
Purchases of treasury stock for stock options	(5,154)	—	**—**	**—**
Dividends paid	(1,023)	(1,226)	**(1,255)**	**(10)**
Net increase (decrease) in call money	—	5,000	**(5,000)**	**(42)**
Other, net	1,662	306	**(123)**	**(1)**
Net cash provided by (used in) financing activities	(64,620)	246,116	**(542,040)**	**(4,509)**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	2,605	1,297	**(1,131)**	**(9)**
Net Increase (Decrease) in Cash and Cash Equivalents	(110,545)	199,337	**(150,071)**	**(1,248)**
Cash and Cash Equivalents at Beginning of Year	265,956	155,411	**354,748**	**2,951**
Cash and Cash Equivalents at End of Year	¥155,411	¥ 354,748	¥ **204,677**	$ **1,703**

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. Significant Accounting and Reporting Policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the "Company") and its subsidiaries have complied with accounting principles generally accepted in the United States of America ("US GAAP"), modified for the accounting for stock splits (see (n)). Significant accounting and reporting policies are summarized as follows:

(a) Basis of presenting financial statements

The Company and its domestic subsidiaries maintain their books in conformity with Japanese income tax laws and accounting practices, which differ in certain respects from accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, therefore, reflect certain adjustments to the Company's book and records. The principal adjustments relate to accounting for direct financing leases, accounting for impairment of long-lived assets and long-lived assets to be disposed of, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition cost and calculation of policy liabilities, accounting for derivative instruments and hedging activities, accounting for goodwill and intangible assets resulting from business combinations, and a reflection of the income tax effect on such adjustments.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in 20%–50% owned affiliates are accounted for by using the equity method. A lag period of up to 90 days may be used when considered necessary and appropriate for recognizing the results of affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (g)), the determination of impairment of investment in securities (see (h)), the determination of impairment of long-lived assets (see (w)) and goodwill (see(u)), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), and the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see(f)).

(d) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency.

Transactions in foreign currencies are recorded in the entity's functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the foreign subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders' equity are from the translation of foreign currency financial statements into Japanese yen.

(e) Recognition of revenues

Direct financing leases—Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs ("initial direct costs") are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and direct financing lease origination cost is computed using the interest method.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees ("loan origination costs, net"), are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan's yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal (see Note 7).

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest is past due more than 180 days, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against any due but unpaid principal payments with the balance taken to income until qualifying for a return to accrual status.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues. Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

Brokerage commissions and gains on investment securities—Brokerage commissions and gains on investment securities are recorded on a trade date basis.

Residential condominiums—Revenues from the sales of residential condominiums are recognized when a contract is in place, a closing has taken place, the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(f) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of endowments, term life insurance and whole life insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. The average rates of assumed investment yields are 3.0%, 2.8% and 2.0% for fiscal 2001, 2002 and 2003, respectively. The Company continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

FASB Statement No. 60 ("Accounting and Reporting by Insurance Enterprises") requires insurance companies to defer certain costs associated with writing insurances ("deferred policy acquisition costs") and amortize over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Amortization charged to income for fiscal 2001, 2002 and 2003 amounted to ¥10,671 million, ¥11,424 million and ¥11,740 million ($98 million), respectively.

(g) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses on lease and loan portfolios that can be reasonably anticipated. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loans. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, the value of the collateral underlying the loans and leases, prior charge-off experience, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal. The Company and its subsidiaries do not have a practice of charging loans off after they are past due for a specific arbitrary period, for example, six months or one year.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In determining whether the decline in the market value of a debt security is other than temporary, the Company and its subsidiaries consider whether there has been a significant deterioration in a bond issuer's credit rating, an issuer's default or a similar event. In addition, the Company and its subsidiaries charge against income losses related to securities in certain other situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of a security is based on economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the security will recover within the next six months. For financial periods prior to the quarter ended March 31, 2003, the period used for considering whether impairment was other than temporary was twelve months.

However, with respect to equity securities, if the Company and its subsidiaries have a significant long-term business relationship with the company, management considers the probability of the market value recovering within the following six months. As part of this review, the company's operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If management believes, based on this review, that the market value of an equity security may realistically be expected to recover, the loss will continue to be classified as temporary. Temporary declines in market value are recorded through other comprehensive income (loss), net of applicable income taxes. If after an additional six months the market value is still significantly below the acquisition cost, the loss will be considered other than temporary and the decline in market value charged to income. For the financial periods prior to the quarter ended March 31, 2003, the additional consideration period was twelve months.

(i) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized ("the assets") are sold to special-purpose entities that issue asset-backed securities to the investors (see Note 10 (d)). The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

Retained interests include subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of a retained interests is other than temporary, the Company and its subsidiaries consider the value of the retained interests to be impaired and record a write-down of the retained interests to fair value.

Fair values of retained interests are estimated by determining the present value of future expected cash flows based on management's estimates of key assumptions, including expected credit loss, discount rate and prepayment rate.

(j) Derivative financial instruments

On April 1, 2001, the Company and its subsidiaries adopted FASB Statement No. 133 ("Accounting for Derivative Instruments and Hedging Activities") and FASB Statement No. 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activity, an amendment of FASB Statement No. 133"). All derivatives are recognized on the balance sheet at their fair values. On the date the Company or a subsidiary enters into a derivative contract, the Company or its subsidiary designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), a foreign-currency fair-value or cash-flow hedge ("foreign currency" hedge), a hedge of a net investment in foreign operation or a non-hedging transaction. For all hedging relationships, at inception the Company and its subsidiaries formally document the risk-management objective and strategy for undertaking the hedge transaction. The Company and its subsidiaries also document the hedged risk, the hedge type and the hedging instrument for each hedging activity. The Company and its subsidiaries also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective for a hedge, hedge accounting is discontinued.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss). The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.

The Company and its subsidiaries discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognize any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company and its subsidiaries continue to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings.

The Company and its subsidiaries also hold derivative instruments for trading purposes, customer accommodation or not qualified as hedging instruments. The Company and its subsidiaries record these derivative instruments on the balance sheet at fair value. The changes in fair values are recorded in earnings.

The Company and its subsidiaries occasionally purchase or originate financial instruments that contain an embedded derivative instrument. Upon acquisition of such financial instrument, the Company and its subsidiaries assess whether the economic characteristics of the embedded derivative instrument are clearly and closely related to the economic characteristics of the financial instrument ("host contract"), whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in earnings, and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. If the embedded derivative instrument is determined not to be clearly and closely related to the host contract, is not currently measured at fair value with changes in fair value reported in earnings, and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and valued at fair value with changes recorded in earnings.

Prior to the adoption of FASB Statement No. 133, the Company and its subsidiary used interest rate derivative contracts to hedge mismatches between assets and liabilities. These interest derivatives were accounted for by an accrual method as an adjustment to the interest income or expense of the hedged items. Premiums paid for interest options were deferred and amortized over the terms of options. The amortization expense was recorded as an adjustment to the hedged items.

Valuation gains and losses of forward foreign exchange contracts and foreign currency swaps designated as hedging the foreign currency denominated assets and liabilities were recognized as an adjustment to the value of the related hedged asset or liability. Realized or unrealized gains or losses of forward foreign exchange contracts and borrowings denominated in foreign currencies which were designated for hedging net investment in foreign entities were recorded in shareholders' equity as foreign currency translation adjustments, which was a part of accumulated other comprehensive income (loss). All other foreign exchange contracts were marked to market and gains or losses were charged to earnings. If a hedging derivative contract was terminated early, any resulting gain or loss was charged to earnings. And if the assets or liabilities hedged were sold or otherwise disposed of, the related gains and losses on the terminated derivative contracts were recognized as a component of the gain or loss on disposition of the related assets or liabilities.

(k) Stock-based compensation

Stock-based compensation expense is accounted in accordance with APB Opinion No. 25 ("Accounting for Stock Issued to Employees") as permitted by FASB Statement No. 123 ("Accounting for Stock-Based Compensation") amended by FASB Statement No. 148 ("Accounting for Stock-Based Compensation—Transition and Disclosure"). This statement provides entities a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25. The Company chose to use the intrinsic value approach and recognized no compensation expense in fiscal 2001, 2002 and 2003.

Had compensation cost for the Company's stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) in fiscal 2001, 2002 and 2003 would have been as follows:

	Millions of yen			Millions of U.S. dollars
	2001	2002	**2003**	**2003**
As reported:				
Net income	¥34,157	¥40,269	**¥30,243**	**$252**
Less: Total stock-based compensation expenses determined by fair value based method, net of taxes	(463)	(1,183)	**(1,726)**	**(14)**
Pro forma:				
Net income	33,694	39,086	**28,517**	**238**

	Yen			U.S. dollars
	2001	2002	**2003**	**2003**
Net income—				
As reported:				
Basic EPS	¥417.77	¥489.19	**¥361.44**	**$3.01**
Diluted EPS	400.99	467.11	**340.95**	**2.84**
Pro forma:				
Basic EPS	412.11	474.82	**340.81**	**2.84**
Diluted EPS	395.57	453.42	**321.55**	**2.68**

(l) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is "more likely than not" that some portion or all of the deferred tax asset will not be realized.

(m) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥4,730 million, ¥3,260 million and ¥490 million ($4 million) in fiscal 2001, 2002 and 2003, respectively, related to specific long-term development projects.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the "Code"). No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.

Based on an amendment to the Code, effective on October 1, 2001, the above-mentioned method of accounting based on the regulation has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2003 would have increased by approximately ¥24,674 million ($205 million), with a corresponding decrease in retained earnings. Total shareholders' equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund and deposits related to servicing agreements.

(q) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and a training facility) and inventories. Operating facilities are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is ¥9,004 million and ¥9,837 million ($82 million) as of March 31, 2002 and 2003, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for fixtures and up to 20 years for machinery and equipment.

(r) Other receivables

Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts and receivables from the sale of lease assets.

(s) Advances

Advances include advance payments made in relation to purchases of assets to be leased and advance and/or progress payments for acquisition of real estate for sale.

(t) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is ¥21,210 million and ¥23,234 million ($193 million) as of March 31, 2002 and 2003, respectively. Estimated useful lives range up to 50 years for buildings and fixtures and up to 20 years for machinery and equipment.

(u) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill), deferred policy acquisition costs which are amortized over the contract periods, other intangible assets and leasehold deposits.

The amount of goodwill is ¥15,163 million and ¥18,510 million ($154 million) as of March 31, 2002 and 2003, respectively.

Until March 31, 2002, the Company and its subsidiaries amortized goodwill over the periods ranging from 5 to 25 years, with respect to acquisitions that occurred prior to July 1, 2001. Beginning April 1, 2002 (July 1, 2001 for acquisitions occurring on or after that date), the Company and its subsidiaries ceased amortization of goodwill pursuant to the provisions of FASB Statement No. 142 ("Goodwill and Other Intangible Assets") (see (ab)).

(v) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include derivative payables and minority interests.

(w) Impairment of long-lived assets

Effective April 1, 2002, the Company and its subsidiaries adopted FASB Statement No. 144, ("Accounting for the Impairment or Disposal of Long-Lived Assets"), FASB Statement No. 144 superseded FASB Statement No. 121, ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"). Under FASB Statement No. 144, impairment losses are recorded with respect to long-lived assets used in operations, consisting primarily of real estate development projects, golf courses and other operating assets, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. In determining fair value, recent transactions involving sales of similar assets, appraisals prepared internally by the Company's own staff of appraisers, independent third party appraisals and other valuation techniques are utilized.

(x) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2001, 2002 and 2003 are ¥7,268 million, ¥9,103 million and ¥9,472 million ($79 million), respectively.

(y) Restructuring costs

During April 2001, a subsidiary in the United States announced its intention to consolidate certain of its U.S. locations into one location. The consolidation allowed the subsidiary to substantially reduce operating expenses, increase efficiency and redesign processes as the subsidiary pursues new business opportunities. In connection therewith, in accordance with EITF Issue No.94-3 ("Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)"), the subsidiary recorded accrued expenses of ¥2,585 million and ¥93 million ($1 million) in fiscal 2002 and 2003, respectively. This accrual is recognized in selling, general and administrative expenses in the accompanying consolidated statements of income. As of March 31, 2003, a balance of ¥229 million ($2 million) is included in trade notes, accounts payable and other liabilities in the accompanying consolidated balance sheets consisting primarily of remaining severance, relocation and lease obligations.

(z) Financial statements presentation in U.S. dollars

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2003, which was ¥120.20 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(aa) Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Earnings per share is adjusted for any stock splits and stock dividends retroactively.

(ab) New accounting pronouncements

In June 2001, FASB Statement No. 141 ("Business Combinations") and FASB Statement No. 142 ("Goodwill and Other Intangible Assets") were issued. FASB Statement No. 141 revises the financial accounting and reporting for business combinations and FASB Statement No. 142 revises the financial accounting and reporting for goodwill and other intangible assets. FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. The provisions of FASB Statement No. 141 apply to all business combinations initiated or business combinations accounted for by the purchase method completed after June 30, 2001. On April 1, 2002, as a result of the adoption of FASB Statement No. 141, the Company and its subsidiaries recorded a transition gain of ¥1,937 million ($16 million), net of tax of ¥353 million ($3 million), as a cumulative effect of a change in accounting principle, due to the write-off of unamortized deferred credits that existed as of March 31, 2002. The deferred credits relate to an excess of the fair value over cost arising from business combinations completed and investments accounted for by the equity method acquired before July 1, 2001.

FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The provisions of FASB Statement No. 142 were adopted in their entirety by the Company and its subsidiaries as of April 1, 2002. Impairment losses that arose, if any, due to the initial application of FASB Statement No. 142 are required to be reported as a change in accounting principle. The Company and its subsidiaries tested the transitional goodwill impairment and did not record any transition impairment. For the years ended March 31, 2001 and 2002, goodwill amortization for the Company and its subsidiaries amounted to ¥830 million and ¥728 million, respectively. The Company and its subsidiaries ceased amortizing goodwill, including equity method goodwill, as of April 1, 2002.

In June 2001, the FASB issued Statement No. 143 ("Accounting for Asset Retirement Obligations"), which addresses financial accounting and reporting for recognition of a liability for an asset retirement obligation and the associated asset retirement cost. Companies will be required to recognize a liability equal to the fair value of the asset retirement obligation as of the date the retirement obligation is incurred. FASB Statement No. 143 will be adopted by the Company and its subsidiaries effective April 1, 2003. The Company does not expect that adoption of this Statement will have a significant effect on the Company and its subsidiaries' operations or financial position.

In August 2001, the FASB issued Statement No. 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While FASB Statement No. 144 supersedes FASB Statement No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), it retained many of the fundamental provisions of that Statement. FASB Statement No. 144 also superseded the accounting and reporting provisions of APB Opinion No. 30 ("Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions"), for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. This Statement was effective for fiscal years beginning after December 15, 2001. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries' results of operations or financial position.

In April 2002, the FASB issued Statement No. 145 ("Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"), which rescinds certain authoritative pronouncements and amends, and/or clarifies the applicability of others. This Statement is effective for fiscal years beginning after May 15, 2002, but the provisions related to the amendment of FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. The provisions of this Statement will fully apply to the Company as of April 1, 2003. The Company does not expect that adoption of this Statement will have a significant effect on the Company and its subsidiaries' operations or financial position.

In June 2002, FASB Statement No. 146 ("Accounting for Costs Associated with Exit or Disposal Activities") was issued. FASB Statement No. 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provided for the recognition of such costs at the date of management's commitment to an exit plan. In addition, FASB Statement No. 146 requires that the liability be measured at fair value. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries' results of operations or financial position.

In October 2002, FASB Statement No. 147 ("Acquisitions of Certain Financial Institutions—an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9") was issued. FASB Statement No. 72 ("Accounting for Certain Acquisitions of Banking or Thrift Institutions") and FASB Interpretation No. 9 ("Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method"), provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both FASB Statement No. 72 and FASB Interpretation No. 9 and requires that those transactions be accounted for in accordance with FASB Statement No. 141 and FASB Statement No. 142. The provisions of the new standard are effective for transactions entered into October 1, 2002. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries' results of operations or financial position.

In November 2002, FASB Interpretation No. 45 ("Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others") was issued. FASB Interpretation No. 45 requires guarantors to recognize liabilities for the fair value of the obligation for guarantees within the scope of the interpretation. The recognition and measurement provision of this interpretation is effective for guarantees that are issued or amended after December 31, 2002, and the disclosure provision is effective for the current year ended March 31, 2003. There was no significant effect from adoption of this Statement on the Company and its subsidiaries' results of operations or financial position. The Company and its subsidiaries adopted the disclosure provision of FASB Interpretation No. 45 effective March 31, 2003.

In December 2002, FASB Statement No. 148 ("Accounting for Stock-Based Compensation—Transition and Disclosure") was issued. This Statement amends FASB Statement No. 123 ("Accounting for Stock-Based Compensation"), to provide alternative methods for transition for a voluntary change from APB Opinion No. 25 ("Accounting for Stock Issued to Employees") to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company continues to measure compensation by APB Opinion No. 25, so there was no effect from adoption of this Statement on the Company and its subsidiaries' results of operations or financial position. The Company adopted the disclosure requirements of FASB Statement No. 148 effective March 31, 2003.

In January 2003, the FASB issued Interpretation No. 46 ("Consolidation of Variable Interest Entities"). FASB Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities, representing those entities whose total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or whose equity investors cannot make significant decisions about the entity's operations or do not absorb the entity's expected losses or residual returns. The interpretation requires that the primary beneficiary (defined as the person or entity that is expected to absorb a majority of the entity's expected losses or receive a majority of the entity's expected residual returns or both) to consolidate the VIE. Qualifying SPEs in FASB Statement No. 140 ("Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125") are not affected by the interpretation. FASB Interpretation No. 46 is immediately effective for VIEs that are created after January 31, 2003, and is effective for VIEs acquired before February 1, 2003 in the first interim period beginning after June 15, 2003. See Note 10 for further information concerning the Company's VIEs and the likely effects of the adoption of this Statement on the Company and its subsidiaries' results of operations or financial position.

In April 2003, FASB Statement No. 149 ("Amendment of Statement 133 on Derivative Instruments and Hedging Activities") was issued. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, ("Accounting for Derivative Instruments and Hedging Activities"). This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of this Statement will be applied prospectively. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries' results of operations or financial position.

In May 2003, FASB Statement No. 150 ("Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity") was issued. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statement of financial position. Most of the guidance in FASB Statement No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries' results of operations or financial position.

(ac) Reclassifications

Certain amounts in the 2001 and 2002 consolidated financial statements have been reclassified to conform to the 2003 presentation.

2 Acquisitions

The Company has followed FASB Statement No. 141 ("Business Combinations") and FASB Statement No. 142 ("Goodwill and Other Intangible Assets") for acquisitions subsequent to June 30, 2001. For acquisitions completed prior to July 1, 2001, the Company followed APB Opinion No. 16 ("Business Combinations").

On September 28, 2001, the Company acquired 80% of the truck leasing company IFCO Inc., a subsidiary of Isuzu Motors Limited. The aggregate purchase price was ¥20,310 million. By combining the know-how developed at the Company and its subsidiaries with IFCO's expertise, the Company plans to expand its automobile-related business in Japan. The results of IFCO's operations have been included in the consolidated financial statements since the date of acquisition. This acquisition was accounted for under the purchase method.

The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

	Millions of yen
Investment in direct financing leases (net)	¥252,436
Other assets	49,933
Intangible assets other than goodwill	5,645
Total assets acquired	308,014
Current liabilities	124,404
Long-term debt	163,300
Total liabilities assumed	287,704
Net assets acquired	¥ 20,310

Of the ¥5,645 million of acquired intangible assets other than goodwill, ¥3,830 million was assigned to the business model of logistic/vehicle maintenance know-how that has an amortization period of eight years and ¥1,815 million was assigned to a customer database that has an amortization period of seven years.

During fiscal 2002, the Company and its subsidiaries acquired 23 other entities for a total cost of ¥10,321 million, which was paid in cash. Goodwill recognized from these transactions amounted to ¥249 million, which is not deductible for income tax calculation purposes. Acquisitions were made in line with the Company's plans to expand its leasing operations and real estate operations in Japan.

On July 31, 2002, the Company acquired a 90% interest in Nittetsu Lease Co., Ltd. from Nippon Steel Corporation. The aggregate purchase price was ¥5,016 million ($42 million). The Company acquired Nittetsu Lease in line with its plans to expand its domestic leasing operations. The results of Nittetsu Lease's operations have been included in the consolidated financial statements since the date of acquisition. The acquisition was accounted for under the purchase method.

The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

	Millions of yen	Millions of U.S. dollars
Investment in direct financing leases (net)	¥112,605	$ 937
Other assets	28,970	241
Intangible assets other than goodwill	2,910	24
Goodwill (non-tax deductible)	271	2
Total assets acquired	144,756	1,204
Short-term and long-term debt	131,862	1,097
Other liabilities	7,878	65
Total liabilities assumed	139,740	1,162
Net assets acquired	¥ 5,016	$ 42

Of the ¥2,910 million ($24 million) of acquired intangible assets with an indefinite useful life other than goodwill, ¥1,455 million ($12 million) was assigned to "trademarks," and ¥1,455 million ($12 million) was assigned as the value of a "shareholders agreement" and a "business cooperation agreement" that the Company signed with the seller, Nippon Steel Corporation.

During fiscal 2003, the Company and its subsidiaries acquired 10 other entities for a total cost of ¥25,530 million ($212 million), which was paid in cash. Goodwill recognized in these transactions amounted to ¥3,127 million ($26 million), which is not deductible for income tax calculation purposes. Acquisitions were made in line with the Company's plans to expand real estate operations and guarantee business in Japan.

The segment in which goodwill is allocated is disclosed in Note 12 "Goodwill and Other Intangible Assets".

3. Cash Flow Information

Cash payments for interest and income taxes during fiscal 2001, 2002 and 2003 are as follows:

	Millions of yen			Millions of U.S. dollars
	2001	2002	**2003**	**2003**
Interest	¥115,058	¥97,020	**¥74,885**	**$623**
Income taxes	12,778	13,021	**25,641**	**213**

4. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2002 and 2003 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2002	**2003**	**2003**
Minimum lease payments receivable	¥1,727,729	**¥1,620,648**	**$13,483**
Estimated residual value	80,206	**93,002**	**774**
Initial direct costs	23,224	**23,286**	**194**
Unearned lease income	(172,490)	**(164,628)**	**(1,370)**
	¥1,658,669	**¥1,572,308**	**$13,081**

In connection with the securitization of direct financing lease receivables, as described in Note 9, the Company and its subsidiaries retained subordinated interests of ¥142,896 million and ¥100,424 million ($835 million) as of March 31, 2002 and 2003, respectively, which are included in investment in the above table.

Minimum lease payments receivable (including guaranteed residual values and subordinated interests retained) are due in periodic installments through 2021. At March 31, 2003, the amounts due in each of the next five years and thereafter are as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥ 625,309	$ 5,202
2005	392,946	3,269
2006	265,809	2,212
2007	159,907	1,330
2008	83,919	698
Thereafter	92,758	772
Total	¥1,620,648	$13,483

Gains and losses from the disposition of direct financing lease assets are not significant for fiscal 2001, 2002 and 2003.

5. Investment in Operating Leases

Investment in operating leases at March 31, 2002 and 2003 consists of the following:

	Weighted average useful life	Millions of yen		Millions of U.S. dollars
	Years	2002	2003	2003
Transportation equipment	11	¥297,346	**¥280,672**	**$2,335**
Measuring equipment and personal computers	3	143,791	**147,333**	**1,225**
Real estate and other	40	242,131	**315,859**	**2,628**
		683,268	**743,864**	**6,188**
Accumulated depreciation		(224,756)	**(230,558)**	**(1,918)**
Net		458,512	**513,306**	**4,270**
Rental receivables		15,979	**15,738**	**131**
		¥474,491	**¥529,044**	**$4,401**

For fiscal 2001, 2002 and 2003, gains from the disposition of operating lease assets are ¥7,883 million, ¥3,467 million and ¥7,803 million ($65 million), respectively, and are included in operating lease revenues in the consolidated statements of income.

The operating lease contracts include non-cancelable lease terms ranging from one month to 23 years. The minimum future rentals on non-cancelable operating leases are as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥ 63,561	$ 528
2005	43,491	362
2006	29,124	242
2007	17,163	143
2008	10,201	85
Thereafter	31,464	262
Total	¥195,004	$1,622

6. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2002 and 2003 is as follows:

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Domestic borrowers:			
Consumers—			
Housing loans	¥ 557,461	¥ 531,904	$ 4,425
Card loans	230,358	271,636	2,260
Other	44,829	32,668	272
	832,648	836,208	6,957
Commercial—			
Real estate related companies	278,367	276,332	2,299
Commercial and industrial companies	708,031	821,992	6,838
	986,398	1,098,324	9,137
	1,819,046	1,934,532	16,094
Foreign commercial, industrial and other borrowers	432,771	333,313	2,773
Loan origination costs, net	21,463	20,194	168
	¥2,273,280	¥2,288,039	$19,035

Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

At March 31, 2003, the contractual maturities of installment loans for each of the next five years and thereafter are as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥ 610,167	$ 5,076
2005	313,134	2,605
2006	278,578	2,318
2007	250,854	2,087
2008	207,140	1,723
Thereafter	607,972	5,058
Total	¥2,267,845	$18,867

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥85,441 million, ¥99,732 million and ¥115,610 million ($962 million) for fiscal 2001, 2002 and 2003, respectively.

7. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2001, 2002 and 2003 are as follows:

	Millions of yen			Millions of U.S. dollars
	2001	2002	2003	2003
Beginning balance	¥136,939	¥141,077	¥152,887	$1,272
Provisions charged to income	44,584	51,367	54,706	455
Charge-offs	(46,845)	(50,690)	(78,744)	(655)
Recoveries	539	1,350	2,180	18
Other*	5,860	9,783	2,117	18
Ending balance	¥141,077	¥152,887	¥133,146	$1,108

*Other includes foreign currency translation adjustments and the effect of acquisitions.

The balance of the allowance broken down into direct financing leases and installment loans at March 31, 2002 and 2003 is as follows:

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Balance of allowance related to:			
Direct financing leases	¥ 50,837	**¥ 42,588**	**$ 354**
Installment loans	102,050	**90,558**	**754**
Total	¥152,887	**¥133,146**	**$1,108**

Under FASB Statement No. 114 ("Accounting by Creditors for Impairment of a Loan"), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment is measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

The recorded investments in loans considered impaired are ¥113,000 million and ¥97,278 million ($809 million) as of March 31, 2002 and 2003, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥71,802 million and ¥63,975 million ($532 million) as of March 31, 2002 and 2003, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥45,862 million and ¥36,073 million ($300 million) as of March 31, 2002 and 2003, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets.

The average recorded investments in impaired loans for fiscal 2001, 2002 and 2003 were ¥123,715 million, ¥115,265 million and ¥102,413 million ($852 million), respectively.

The Company and its subsidiaries recognized interest income on impaired loans of ¥1,414 million, ¥1,200 million and ¥1,107 million ($9 million), and collected in cash interest on impaired loans of ¥1,052 million, ¥1,080 million and ¥914 million ($8 million) in fiscal 2001, 2002 and 2003, respectively.

As of March 31, 2002 and 2003, the amounts of more than 90 days past-due direct financing leases are ¥67,924 million and ¥47,825 million ($398 million), and the amounts of more than 180 days (included above) past-due direct financing leases are ¥50,902 million and ¥39,047 million ($325 million), respectively. As of March 31, 2002 and 2003, the amounts of more than 90 days past-due smaller-balance homogeneous loans are ¥74,199 million and ¥60,587 million ($504 million), and the amounts of more than 180 days (included above) past-due smaller-balance homogeneous loans are ¥65,255 million and ¥53,901 million ($448 million), respectively.

8. Investment in Securities

Investment in securities at March 31, 2002 and 2003 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Trading securities	¥ 879	**¥ 12,154**	**$ 101**
Available-for-sale securities	718,919	**537,888**	**4,475**
Held-to-maturity securities	16,008	**10,638**	**89**
Other securities	125,530	**116,755**	**971**
	¥861,336	**¥677,435**	**$5,636**

Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 20). For fiscal 2001, 2002 and 2003, net unrealized holding gains and losses on trading securities are losses of ¥24 million, gains of ¥98 million and losses of ¥1,610 million ($13 million), respectively.

During fiscal 2001 and 2002, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥152,022 million and ¥325,758 million, respectively, resulting in gross realized gains of ¥9,773 million and ¥18,147 million, respectively, and gross realized losses of ¥2,075 million and ¥4,352 million, respectively. During fiscal 2003, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥264,021 million ($2,197 million), resulting in gross realized gains of ¥9,822 million ($82 million) and gross realized losses of ¥2,234 million ($19 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2001, 2002 and 2003, the Company and its subsidiaries charged losses on securities of ¥10,848 million, ¥19,742 million and ¥14,325 million ($119 million), respectively, to income for declines in market value of available-for-sale securities and held-to-maturity securities where the decline was considered as other than temporary.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at March 31, 2002 and 2003 are as follows:

March 31, 2002

	Millions of yen			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:				
Japanese and foreign government bond securities	¥ 25,061	¥ 256	¥ (9)	¥ 25,308
Japanese prefectural and foreign municipal bond securities	24,256	582	(464)	24,374
Corporate debt securities	501,380	7,010	(10,552)	497,838
Mortgage-backed and other asset-backed securities	109,528	6,152	(2,789)	112,891
Funds in trust	5,452	—	(465)	4,987
Equity securities	27,619	27,992	(2,090)	53,521
	¥693,296	¥41,992	¥(16,369)	¥718,919
Held-to-maturity:				
Japanese and foreign government bond securities	¥ 183	¥ 22	¥ —	¥ 205
Asset-backed securities	15,825	1,990	(302)	17,513
	¥ 16,008	¥ 2,012	¥ (302)	¥ 17,718

March 31, 2003

	Millions of yen			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:				
Japanese and foreign government bond securities	**¥ 41,466**	**¥ 173**	**¥ (100)**	**¥ 41,539**
Japanese prefectural and foreign municipal bond securities	**13,826**	**91**	**(51)**	**13,866**
Corporate debt securities	**309,551**	**2,281**	**(4,633)**	**307,199**
Mortgage-backed and other asset-backed securities	**133,812**	**5,344**	**(3,355)**	**135,801**
Funds in trust	**4,606**	**—**	**(942)**	**3,664**
Equity securities	**25,476**	**12,956**	**(2,613)**	**35,819**
	¥528,737	**¥20,845**	**¥(11,694)**	**¥537,888**
Held-to-maturity:				
Asset-backed securities	**¥ 10,638**	**¥ 397**	**¥ (5)**	**¥ 11,030**
	¥ 10,638	**¥ 397**	**¥ (5)**	**¥ 11,030**

March 31, 2003

	Millions of U.S. dollars			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:				
Japanese and foreign government bond securities	**$ 345**	**$ 1**	**$ (0)**	**$ 346**
Japanese prefectural and foreign municipal bond securities	**114**	**1**	**(0)**	**115**
Corporate debt securities	**2,576**	**19**	**(39)**	**2,556**
Mortgage-backed and other asset-backed securities	**1,114**	**44**	**(28)**	**1,130**
Funds in trust	**38**	**—**	**(8)**	**30**
Equity securities	**212**	**108**	**(22)**	**298**
	$4,399	**$173**	**$(97)**	**$4,475**
Held-to-maturity:				
Asset-backed securities	**$ 89**	**$ 3**	**$ (0)**	**$ 92**
	$ 89	**$ 3**	**$ (0)**	**$ 92**

The following is a summary of the contractual maturities of debt securities classified as available-for-sale and held-to-maturity securities held at March 31, 2003:

	Millions of yen		Millions of U.S. dollars	
	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale:				
Due within one year	¥125,091	¥125,297	$1,041	$1,042
Due after one to five years	200,228	199,829	1,666	1,662
Due after five to ten years	103,215	100,734	859	838
Due after ten years	70,121	72,545	583	605
	¥498,655	¥498,405	$4,149	$4,147
Held-to-maturity:				
Due within one year	¥ —	¥ —	$ —	$ —
Due after one to five years	—	—	—	—
Due after five to ten years	10,638	11,030	89	92
Due after ten years	—	—	—	—
	¥ 10,638	¥ 11,030	$ 89	$ 92

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥24,007 million, ¥22,230 million and ¥15,980 million ($133 million) for fiscal 2001, 2002 and 2003, respectively.

9. Securitization Transactions

During fiscal 2001, 2002 and 2003, the Company and its subsidiaries sold direct financing lease receivables and installment loans in securitization transactions. Certain information with respect to these transactions is as follows:

	Millions of yen			Millions of U.S. dollars
	2001	2002	**2003**	**2003**
Direct financing leases:				
Balance securitized	¥184,866	¥202,767	**¥150,956**	**$1,256**
Gains recognized on securitization	3,722	6,159	**3,205**	**27**
Subordinated interests retained	45,449	48,542	**25,388**	**211**
Installment loans:				
Balance securitized	27,563	46,062	**78,674**	**655**
Gains recognized on securitization	1,006	3,076	**6,444**	**54**
Subordinated interests retained	1,000	12,345	**32,850**	**273**

Regarding securitizations of direct financing lease receivables, for fiscal 2001, 2002 and 2003, revenues from retained interests of ¥11,267 million, ¥11,336 million and ¥12,348 million ($103 million), respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from retained interests of ¥1,777 million, ¥2,105 million and ¥7,075 million ($59 million), respectively, are included in interest on loans and investment securities in the consolidated statements of income.

Retained interests are subordinate to the investors' interests. Their value is subject to credit risk, interest rate risk and prepayment risk on the sold financial assets. The investors and special-purpose entities have no recourse to the Company or its subsidiaries' other assets for failure of debtors to pay.

As of March 31, 2002 and 2003, there were no significant servicing assets and liabilities related to the Company and its subsidiaries' securitization transactions.

Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2001, 2002 and 2003 are as follows:

	2001		2002		**2003**		
						Installment loans	
	Direct financing leases	Installment loans	Direct financing leases	Installment loans	Direct financing leases	Card loans	Mortgage loans
Expected credit loss	0.03%-0.35%	0.75%	0.07%-1.70%	0.72%	**0.03%-1.70%**	**0.84%-1.42%**	**0.69%**
Discount rate	3.20%-3.48%	2.69%	3.62%-5.36%	1.62%	**2.35%-5.36%**	**1.26%-1.35%**	**0.68%-2.11%**
Annual prepayment rate (*1)	—	—	—	—	**—**	**—**	**5.95%**

(*1) With respect to direct financing leases and card loans, the Company and its subsidiaries did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating discount rates or principal payments.

Retained interests from securitization transactions in fiscal 2003 and prior years are recorded in the consolidated balance sheets at March 31, 2003. Key economic assumptions used in measuring the fair value of retained interests as of March 31, 2003, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

	2003			
	Direct financing leases	Installment loans		Investment in securities
		Card loans	Mortgage loans	
Expected credit loss	**0.03%-1.70%**	**0.86%-1.42%**	**0.68%**	**4.13%**
Discount rate	**0.91%-7.70%**	**1.14%-1.29%**	**0.43%-2.11%**	**14.28%**
Annual prepayment rate (*2)	**4.81%**	**—**	**6.39%**	**—**

(*2) With respect to card loans, the Company's subsidiary did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating principal payments.

	Millions of yen				Millions of U.S. dollars			
	Direct financing leases	Installment loans		Investment in securities	Direct financing leases	Installment loans		Investment in securities
		Card loans	Mortgage loans			Card loans	Mortgage loans	
Fair value of retained interests	¥101,582	¥49,412	¥6,573	¥3,827	$845	$411	$55	$32
Weighted average life (in years)	1.0-6.3	—	2.5-11.3	—	1.0-6.3	—	2.5-11.3	—
Expected credit loss:								
+10%	871	213	26	638	7	2	0	5
+20%	1,740	434	52	1,237	14	4	0	10
Discount rate:								
+10%	916	328	29	154	8	3	0	1
+20%	1,823	656	59	298	15	5	0	2
Prepayment rate:								
+10%	234	—	78	—	2	—	1	—
+20%	466	—	149	—	4	—	1	—

These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Certain cash flows received from/(paid) to special-purpose entities for all securitization activities in fiscal 2001, 2002 and 2003 are summarized as follows:

	Millions of yen			Millions of U.S. dollars
	2001	2002	**2003**	**2003**
Proceeds from new securitizations	¥215,494	¥258,926	**¥239,050**	**$1,989**
Servicing fees received	62	231	**470**	**4**
Cash flows received on interests retained	4,369	10,315	**21,201**	**176**
Repurchases of delinquent assets	(2,681)	(1,822)	**(114)**	**(1)**
Repurchases of ineligible assets	(24,718)	(23,425)	**(26,008)**	**(216)**

Quantitative information about delinquencies, net credit losses, and components of securitized financial assets and other assets managed together in fiscal 2002 and 2003 are as follows:

March 31, 2002

	Millions of yen		
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:			
Direct financing leases	¥2,033,818	¥ 67,924	¥21,364
Installment loans	2,349,242	187,199	27,976
Total assets managed or securitized	4,383,060	¥255,123	¥49,340
Less: assets securitized	(451,111)		
Assets held in portfolio	¥3,931,949		

March 31, 2003

	Millions of yen			Millions of U.S. dollars		
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:						
Direct financing leases	¥1,897,391	¥ 47,825	¥25,445	$15,785	$ 398	$212
Installment loans	2,425,906	157,865	51,119	20,182	1,313	425
Total assets managed or securitized	4,323,297	¥205,690	¥76,564	35,967	$1,711	$637
Less: assets securitized	(462,950)			(3,851)		
Assets held in portfolio	¥3,860,347			$32,116		

A subsidiary entered into a collateralized bond obligation transaction in fiscal 1999 and accounted for the transaction as a sale. The assets securitized as a result of the transaction are ¥51,675 million and ¥45,478 million ($378 million) as of March 31, 2002 and 2003, respectively, and are not included in the table above.

In fiscal 2003 and prior years, the Company and its subsidiaries entered into other lease receivable securitization programs that are not accounted for as sales. The payables under these securitization programs of ¥40,731 million and ¥105,281 million ($876 million) are included in long-term debt, and the minimum lease payments receivable of ¥38,495 million and ¥141,664 million ($1,179 million) and cash collateral of ¥3,972 million and ¥3,242 million ($27 million) are included in investment in direct financing leases and other assets in the consolidated balance sheets as of March 31, 2002 and 2003, respectively.

10. Business Transactions with Special Purpose Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (herein after referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No. 46, ("Consolidation of Variable Interest Entities") would be used to determine when SPEs are to be included in the Company's consolidated financial statements. FASB Interpretation No. 46 is immediately effective for SPEs that are created after January 31, 2003, and is effective for SPEs created before February 1, 2003 in the first interim period beginning after June 15, 2003. FASB Interpretation No. 46 addresses consolidation by business enterprises of SPEs within the scope of the interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity's activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity if they occur or (3) the right to receive the expected residual returns of the entity if they occur. There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities ("VIEs"). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

Information about significant SPEs for the Company and its subsidiaries are as follows:

(a) SPEs for liquidating customer assets

The Company and its subsidiaries may use SPEs when we structure financing for customers that is based on liquidation of specific customer assets. The SPE is typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of an SPE structure is requested by such customer. Such SPEs typically acquire the assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, the SPE repays the loan and pays a dividend to equity investors if sufficient funds exist.

The Company and its subsidiaries occasionally invest in such SPEs and also make loans to these SPEs. The Company and its subsidiaries are evaluating each of these SPEs created before February 1, 2003 pursuant to FASB Interpretation No. 46, and have not yet completed the analysis. Management believes that it is reasonably possible that the Company and its subsidiaries will either consolidate or disclose information about some of these SPEs upon adoption of FASB Interpretation No. 46.

As of March 31, 2003, investment in such SPEs is ¥18,856 million ($157 million) and installment loans made to such SPEs are ¥14,210 million ($118 million). The Company and its subsidiaries' risk exposure is limited to the amount of these investments and loans. As of March 31, 2003, total assets of such SPEs are ¥186,512 million ($1,552 million). SPEs created in February and March 2003 were evaluated for consolidation. No SPEs were subject to consolidation.

(b) SPEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with SPEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in an SPE that is designed to be bankruptcy remote from the customer. The SPEs acquire real estate and/or develop real estate projects. The Company and its subsidiaries provide non-recourse loans and/or invest in the SPE. The Company and its subsidiaries are evaluating each of these SPEs created before February 1, 2003 pursuant to FASB Interpretation No. 46, and have not yet completed the analysis. Management believes that it is reasonably possible that the Company and its subsidiaries will either consolidate or disclose information about some of these SPEs upon adoption of FASB Interpretation No. 46.

As of March 31, 2003, investment in such SPEs is ¥2,685 million ($22 million) and installment loans made to such SPEs are ¥13,611 million ($113 million). The Company and its subsidiaries' risk exposure is limited to the amount of these investments and loans. As of March 31, 2003, total assets of such SPEs are ¥29,537 million ($246 million). SPEs created in February and March 2003 were evaluated for consolidation. No SPEs were subject to consolidation.

(c) SPEs for acquisition of real estate for the Company and its subsidiaries' real estate-related business

The Company and its subsidiaries acquire real estate and established SPEs to simplify the administration activities necessary for the real estate. The Company and its subsidiaries have always consolidated such SPEs even though the Company and its subsidiaries may not have voting rights since substantially all of such SPEs' subordinated interests are issued to the Company and its subsidiaries, and therefore controlled by and for the benefit of the Company and its subsidiaries.

As of March 31, 2003, total assets of such SPEs are ¥26,093 million ($217 million) and are mainly included in Investment in operating leases and other operating assets. As of March 31, 2003, investment in such SPEs is ¥8,295 million ($69 million) and installment loans made to such SPEs are ¥9,799 million ($82 million).

Certain SPEs borrow non-recourse loans from financial institutions. As of March 31, 2003, ¥8,452 million ($70 million) of SPEs' assets are pledged as collateral for the non-recourse loans. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(d) SPEs for securitization transactions

The Company and its subsidiaries use SPEs to securitize lease receivables, installment loans and investment in securities.

A variety of structures involving differing types of SPEs have been used in connection with these securitization transactions. Generally, the SPEs used in the securitizations were either a corporate entity or a trust that met the definition of a "qualifying special purpose entity ("QSPE") as defined in FASB Statement No. 140 and the Company and its subsidiaries recognized the securitizations as sales.

As the SPEs utilized by the Company and its subsidiaries meet the definition of a QSPE, excluded from the scope of Interpretation No. 46 and the accounting utilized by the Company and its subsidiaries will not change. See Note 9. "Securitization Transactions", for information regarding the retained interests in securitization transactions.

A subsidiary has purchased subordinated interests derived from a securitization program and has recorded it as an investment in securities. The subsidiary is currently in the process of evaluating the investments pursuant to Interpretation No. 46. It is possible that the subsidiary will be determined to be the primary beneficiary, and will therefore, be required to consolidate the VIE. The subsidiary's maximum exposure to a loss as a result of its involvement with this VIE is only the amount currently recorded as investment in securities of ¥2,239 million ($19 million).

(e) Kumiai structures

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated financial statements. The Company and its subsidiaries do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE.

The Company has evaluated each of these structures pursuant to Interpretation No. 46 and has concluded that although the SPEs that are part of the Kumiai structure are VIEs, the Company and its subsidiaries do not have the primary beneficial interest. As a result, these SPEs are not consolidated by the Company and its subsidiaries.

11. Investment in Affiliates

Investment in affiliates at March 31, 2002 and 2003 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Common stock, at equity value	¥73,290	**¥131,388**	**$1,093**
Loans	13,056	**13,586**	**113**
	¥86,346	**¥144,974**	**$1,206**

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥19,294 million and ¥25,083 million, respectively, as of March 31, 2002, and ¥38,664 million ($322 million) and ¥37,385 million ($311 million), respectively, as of March 31, 2003.

In fiscal 2001, 2002 and 2003, the Company and its subsidiaries received dividends from affiliates of ¥421 million, ¥473 million and ¥2,060 million ($17 million), respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥1,194 million and ¥30,487 million ($254 million) as of March 31, 2002 and 2003, respectively.

On March 30, 2002, the Company acquired approximately a 22% interest in The Fuji Fire and Marine Insurance Company Limited ("Fuji") for ¥18,105 million ($151 million). The Company has recorded its share of earnings by the equity method from the date of acquisition through December 31, 2002, the date of latest available financial statements. At March 31, 2002, the Company reflected certain preliminary estimates with respect to the value of the underlying net assets of Fuji in the Company's consolidated financial statements. Fuji had not, prior to the investment by the Company, prepared financial statements in accordance with US GAAP. Fuji began the process of preparing financial statements in accordance with US GAAP shortly after the investment in Fuji was made by the Company. However, the process of preparing US GAAP financial statements as of the acquisition date was not completed until January 2003. At that time it was determined that the Company's proportionate share of the fair value of the net assets acquired exceeded the acquisition cost. In accordance with the provisions of FASB Statement No. 141, the excess remaining after first reducing noncurrent assets to zero was recorded as an extraordinary gain of ¥3,214 million ($27 million), net of tax of ¥2,206 million ($18 million), in the quarter and year ending March 31, 2003.

The Company formed a consortium with the Hanwha Group (a conglomerate or chaebol located in the Republic of Korea), and Macqarie Life Limited (a life insurance company located in Australia). The consortium entered into a stock purchase agreement ("Purchase Agreement") with Korea Deposit Insurance Corporation ("KDIC"), and acquired 51% of the outstanding shares of Korea Life Insurance Co., Ltd. ("KLI") on December 12, 2002. Pursuant to the Purchase Agreement, the Company acquired 17% of the outstanding shares for approximately 275 billion Korean won (¥27,778 million) and made a payment for half of this amount on December 12, 2002. With respect to the other half of the purchase price (the "second payment"), the Company is required to make the second payment two years from the date of the Purchase Agreement. At the acquisition date, the excess of the purchase price over the Company's proportionate share of the fair value of the net assets of KLI was equal to the purchase price of ¥27,778 million ($231 million), as KLI had negative assets as of the acquisition date.

The Purchase Agreement also provides that the Company and other consortium members have the right to obtain additional shares of the KLI from KDIC ("the Right"). With respect to the Right, the Company and the Hanwha Group entered into a separate agreement providing that the Company can sell the Right to the Hanwha Group at any time from the date of the acquisition through the fifth anniversary of the acquisition date. On the acquisition date, the Company sold 50% of the Right to the Hanwha Group for 21,133 million Korean won (¥2,170 million) as the consideration for the Right. The Company recorded the proceeds in gain on sales of affiliates in the consolidated statements of income.

Since the Company, through the Consortium Agreement and the Shareholders Agreement, has the ability to influence the operations and the financial policies of KLI, the Company accounts for this investment by the equity method and has recorded its share of earnings from the date of acquisition through December 31, 2002, the date of latest available financial statements.

On June 11, 2002, ORIX JREIT Inc. ("ORIX JREIT"), a wholly-owned Japanese real estate investment corporation as of March 31, 2002, completed an initial public offering of its investment units, which had been previously issued by ORIX JREIT to the Company. Through this initial public offering, the Company as a unitholder sold to investors 80% or 98,700 units out of 123,372 units of the outstanding units of ORIX JREIT and recognized ¥3,174 million ($26 million) of gain included in other operating revenues in the accompanying consolidated statements of income for the year ended March 31, 2003. The Company received aggregate net cash proceeds from the sale of ¥49,528 million ($412 million) or ¥501,800 per unit ($4,175). As of the date of the public offering, ORIX JREIT invested in 40 properties located in Japan, including 33 office buildings, three residential buildings and four commercial properties such as hotels and retail buildings with total assets of approximately ¥116,775 million ($972 million).

Subsequent to the initial public offering, the Company accounted for the remaining investment in ORIX JREIT using the equity method of accounting. In addition, ORIX JREIT entered into an asset management agreement with one of the Company's subsidiaries and paid approximately ¥470 million ($4 million) of management fees from June 2002 to March 2003.

Companies comprising a significant portion of investment in affiliates are Stockton Holdings Limited (29% of equity share), The Fuji Fire and Marine Insurance Company Limited (22%), ORIX JREIT Inc. (20%) and Korea Life Insurance Co., Ltd. (17%).

Combined and condensed information relating to the affiliates accounted for by the equity method for the fiscal year ended March 31, 2003 are as follows (operation data for entities acquired during fiscal 2003 reflects only the period since the Company made the investment and on the lag basis described above):

	Millions of yen	Millions of U.S. dollars
	2003	2003
Operations:		
Total revenues	¥ 378,761	$ 3,151
Income before income taxes	44,887	373
Net income	34,593	288
Financial position:		
Total assets	¥5,307,035	$44,152
Total liabilities	5,104,873	42,470
Shareholders' equity	202,162	1,682

The Company had no significant transactions with these companies.

In 2001 and 2002, the affiliates, either individually or on a combined basis, were not significant to the financial position or results of operations of the Company and, therefore, combined condensed information has not been provided.

12. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2003 are as follows:

	Millions of yen									
	Corporate finance	Equipment operating leases	Real estate related finance	Real estate	Life insurance	Other	The Americas	Asia and Oceania	Europe	Total
Beginning Balance	¥338	¥746	¥ (737)	¥(171)	¥4,452	¥167	¥7,442	¥2,664	¥262	¥15,163
Acquired	271	—	3,002	—	—	54	—	71	—	3,398
Impairment	—	—	—	—	—	—	—	—	(274)	(274)
Other (net)*	—	—	737	171	—	—	(705)	8	12	223
Ending Balance	¥609	¥746	¥3,002	¥ —	¥4,452	¥221	¥6,737	¥2,743	¥ —	¥18,510

	Millions of U.S. dollars									
	Corporate finance	Equipment operating leases	Real estate related finance	Real estate	Life insurance	Other	The Americas	Asia and Oceania	Europe	Total
Beginning Balance	$3	$6	$ (6)	$ (1)	$37	$1	$62	$22	$ 2	$126
Acquired	2	—	25	—	—	1	—	1	—	29
Impairment	—	—	—	—	—	—	—	—	(2)	(2)
Other (net)*	—	—	6	1	—	—	(6)	0	0	1
Ending Balance	$5	$6	$25	$—	$37	$2	$56	$23	$—	$154

*Other includes effect of an adoption of FASB Statement No. 141 and foreign currency translation adjustments.

The amount of goodwill amortization included in net income in fiscal 2001 and 2002 was ¥830 million and ¥728 million, respectively. The effects on income before extraordinary gain and cumulative effect of a change in accounting principle, net income and net income per share of excluding such goodwill amortization from fiscal 2001 and 2002 would have been as follows:

	Millions of yen		
	2001	2002	**2003**
Income before extraordinary gain and cumulative effect of a change in accounting principle, as reported	¥34,157	¥40,136	**¥25,092**
Add back: Goodwill amortization	830	728	**—**
Income before extraordinary gain and cumulative effect of a change in accounting principle, excluding goodwill amortization	34,987	40,864	**25,092**

	Yen					
	Basic			Diluted		
	2001	2002	**2003**	2001	2002	**2003**
Income before extraordinary gain and cumulative effect of a change in accounting principle, as reported	¥417.77	¥487.57	**¥299.88**	¥400.99	¥465.57	**¥283.04**
Add back: Goodwill amortization	10.16	8.84	**—**	9.72	8.42	**—**
Income before extraordinary gain and cumulative effect of a change in accounting principle, excluding goodwill amortization	427.93	496.41	**299.88**	410.71	473.99	**283.04**

	Millions of yen		
	2001	2002	**2003**
Net income, as reported	¥34,157	¥40,269	**¥30,243**
Add back: Goodwill amortization	830	728	**—**
Net income, excluding goodwill amortization	34,987	40,997	**30,243**

	Yen					
	Basic			Diluted		
	2001	2002	**2003**	2001	2002	**2003**
Net income, as reported	¥417.77	¥489.19	**¥361.44**	¥400.99	¥467.11	**¥340.95**
Add back: Goodwill amortization	10.16	8.84	**—**	9.72	8.42	**—**
Net income, excluding goodwill amortization	427.93	498.03	**361.44**	410.71	475.53	**340.95**

As of March 31, 2003, intangible assets not subject to amortization are ¥3,294 million ($27 million) and the gross carrying amount of intangible assets subject to amortization includes software of ¥34,644 million ($288 million) and others of ¥6,174 million ($51 million) associated with accumulated amortization of ¥18,108 million ($151 million). The aggregate amortization expense for the net carrying amount of intangible assets in fiscal 2003 is ¥7,440 million ($62 million).

The estimated amortization expenses for each of five succeeding fiscal years are ¥6,276 million ($52 million) in fiscal 2004, ¥4,917 million ($41 million) in fiscal 2005, ¥4,499 million ($37 million) in fiscal 2006, ¥3,657 million ($30 million) in fiscal 2007 and ¥2,550 million ($21 million) in fiscal 2008, respectively.

13. Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

The composition of short-term debt and the weighted average interest rate on short-term debt at March 31, 2002 and 2003 are as follows:

March 31, 2002

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥ 279,009	1.3%
Short-term debt outside Japan, mainly from banks	352,521	3.0
Commercial paper in Japan	1,009,003	0.2
Commercial paper outside Japan	3,929	4.0
	¥1,644,462	1.0

March 31, 2003

	Millions of yen	Millions of U.S. dollars	Weighted average rate
Short-term debt in Japan, mainly from banks	**¥ 296,310**	**$2,465**	**1.1%**
Short-term debt outside Japan, mainly from banks	**296,861**	**2,470**	**2.2**
Commercial paper in Japan	**522,814**	**4,349**	**0.1**
Commercial paper outside Japan	**4,449**	**37**	**2.4**
	¥1,120,434	**$9,321**	**0.9**

Long-term debt at March 31, 2002 and 2003 consists of the following:

March 31, 2002

	Due	Millions of yen
Banks:		
Fixed rate: 1.3% to 7.5%	2003–2014	¥ 254,649
Floating rate: principally based on LIBOR plus 0.0% to 0.9%	2003–2007	683,041
Insurance companies and others:		
Fixed rate: 0.5% to 8.8%	2003–2009	376,259
Floating rate: principally based on LIBOR plus 0.0% to 0.6%	2003–2012	268,124
Unsecured 0.4% to 3.1% bonds	2003–2013	784,800
Unsecured 0.0% to 0.4% convertible notes	2005–2007	68,788
Unsecured 0.6% to 1.9% bonds with warrants	2003–2006	9,100
Unsecured 0.0% to 7.3% notes under medium-term note program	2003–2012	324,369
3.0% to 7.8% payables under securitized lease receivables	2003–2007	40,731
		¥2,809,861

March 31, 2003

	Due	Millions of yen	Millions of U.S. dollars
Banks:			
Fixed rate: 1.3% to 7.5%	2004–2015	**¥ 198,680**	**$ 1,653**
Floating rate: principally based on LIBOR plus 0.0% to 0.8%	2004–2011	**730,970**	**6,081**
Insurance companies and others:			
Fixed rate: 0.5% to 6.7%	2004–2011	**388,646**	**3,233**
Floating rate: principally based on LIBOR plus 0.0% to 0.6%	2005–2012	**275,583**	**2,293**
Unsecured 0.1% to 3.1% bonds	2004–2013	**768,587**	**6,394**
Unsecured 0.0% to 0.4% convertible notes	2005–2007	**68,630**	**571**
Unsecured 0.6% to 1.6% bonds with warrants	2004–2006	**6,900**	**57**
Unsecured 0.0% bonds with stock acquisition rights	2022	**49,921**	**416**
Unsecured 0.0% to 7.2% notes under medium-term note program	2004–2012	**245,300**	**2,041**
0.5% to 7.6% payables under securitized lease receivables	2004–2009	**105,281**	**876**
0.8% to 5.8% payables under securitized loan receivables	2010	**18,115**	**151**
		¥2,856,613	**$23,766**

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2003 is as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥ 771,052	$ 6,415
2005	713,225	5,934
2006	600,444	4,995
2007	422,554	3,516
2008	164,204	1,366
Thereafter	185,134	1,540
Total	¥2,856,613	$23,766

For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made annually and principal is repaid upon maturity of the notes.

The Company issued Euro yen convertible bonds of ¥40,000 million in October 1999 and ¥28,840 million (added premium of ¥840 million) in December 2001. These are currently convertible into approximately 3,381,000 shares and 1,892,000 shares of common stock at ¥11,831.80 and ¥14,800.00 per share, respectively.

The Company issued unsecured Japanese yen bonds with warrants. These bonds were issued in conjunction with compensation plans that are described in Note 17. "Stock-Based Compensation." These bonds in the amount of ¥3,500 million, ¥1,800 million and ¥1,600 million (excluding value of warrants) were issued at par in November 1999, September 2000 and July 2001, respectively.

The Company issued U.S. dollar zero coupon senior bond of $400 million, net of unamortized discount of $622 million, in May 2002. The bond has stock acquisition rights that are currently convertible into approximately 3,136,000 shares of common stock at a conversion price of $127.44 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than specified conversion trigger price which will be accreted from $140.48 for the quarter including the date of issuance to $355.05 for the quarter ending the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred.

Total committed lines for the Company and its subsidiaries were ¥933,640 million and ¥862,147 million ($7,173 million) at March 31, 2002 and 2003, respectively, and, of these lines, ¥849,876 million and ¥797,449 million ($6,634 million) were available at March 31, 2002 and 2003, respectively. Of the available committed lines, ¥75,722 million and ¥86,459 million ($719 million) were long-term committed credit lines at March 31, 2002 and 2003, respectively.

There were no committed lines which were restricted for commercial paper backup purposes at March 31, 2002. While ¥80,000 million ($666 million) of the total committed lines at March 31, 2003 were restricted for commercial paper backup purposes, no borrowings were made under these lines.

Some of the debt and commitment contracts contain covenant clauses. The covenants require the Company and its subsidiaries to maintain certain level of equity amounts or credit rating issued by the rating agencies. As of March 31, 2003, the Company and its subsidiaries were in compliance with their financial covenants.

The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks. Whether such provisions can be enforced will depend upon the factual circumstances.

In addition to the minimum lease payments receivable related to the payables under securitized lease receivables described in Note 9. "Securitization Transactions," the short-term and long-term debt payable to financial institutions are secured by the following assets as of March 31, 2003:

	Millions of yen	Millions of U.S. dollars
Minimum lease payments, loans and future rentals	¥ 85,349	$ 710
Investment in securities (include repurchase facilities of ¥139,399 million ($1,160 million))	139,925	1,164
Other operating assets and office facilities, net	11,756	98
	¥237,030	$1,972

As of March 31, 2003, securities and other assets of ¥26,816 million ($223 million) were pledged for collateral security deposits.

Under agreements with customers on brokerage business, the Company and its subsidiaries received customers' securities with an approximate value of ¥12,319 million ($102 million) as of March 31, 2003, that may be sold or repledged by the Company and its subsidiaries. As of March 31, 2003, ¥8,363 million ($70 million) at market value of the securities are repledged as collateral for short-term debt.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

14. Deposits

Deposits at March 31, 2002 and 2003, consist of the following:

	Millions of yen		Millions of U.S. dollars
	2002	**2003**	**2003**
Time deposits	¥182,926	**¥214,801**	**$1,787**
Other deposits	42,317	**47,666**	**397**
Total	¥225,243	**¥262,467**	**$2,184**

The balances of time deposits, including certificates of deposit, issued in amounts of ¥10 million ($83 thousand) or more were ¥142,689 million and ¥146,353 million ($1,218 million) at March 31, 2002 and 2003, respectively.

The maturity schedule of time deposits at March 31, 2003 is as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥119,164	$ 991
2005	26,143	218
2006	23,710	197
2007	22,911	191
2008	22,873	190
Total	¥214,801	$1,787

15. Income Taxes

Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes and the provision for income taxes in fiscal 2001, 2002 and 2003 are as follows:

	Millions of yen			Millions of U.S. dollars
	2001	2002	**2003**	**2003**
Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes:				
Domestic	¥56,076	¥62,411	**¥36,589**	**$304**
Foreign	3,160	10,628	**9,699**	**81**
	¥59,236	¥73,039	**¥46,288**	**$385**
Provision for income taxes:				
Current—				
Domestic	¥12,648	¥14,165	**¥43,652**	**$363**
Foreign	4,320	1,208	**766**	**6**
	16,968	15,373	**44,418**	**369**
Deferred—				
Domestic	13,080	13,912	**(28,521)**	**(237)**
Foreign	(4,969)	3,618	**5,299**	**44**
	8,111	17,530	**(23,222)**	**(193)**
Provision for income taxes	¥25,079	¥32,903	**¥21,196**	**$176**

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a statutory income tax rate of approximately 42% in fiscal 2001, 2002 and 2003. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

Under the provisions of FASB Statement No. 109 ("Accounting for Income Taxes"), the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates. The Amendments to Local Tax Laws, enacted on March 31, 2003 (effective from April 1, 2004), decreased the statutory tax rate to approximately 40.7%. As a result, the net deferred tax liability was reduced by ¥2,420 million ($20 million) which was credited to the provision for income taxes in fiscal 2003.

Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2001, 2002 and 2003 are as follows:

	Millions of yen			Millions of U.S. dollars
	2001	2002	**2003**	**2003**
Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥59,236	¥73,039	**¥46,288**	**$385**
Tax provision computed at statutory rate	¥24,879	¥30,676	**¥19,441**	**$162**
Increases (reductions) in taxes due to:				
Change in valuation allowance	162	549	**2,597**	**21**
Non-deductible expenses for tax purposes	575	641	**1,013**	**8**
Effect of a change in tax rate	—	—	**(2,420)**	**(20)**
Amortization of goodwill	147	176	**—**	**—**
Effect of lower tax rates on foreign subsidiaries and domestic life insurance subsidiary	(1,050)	(873)	**(705)**	**(6)**
Effect of gain on sales of domestic subsidiaries	—	1,648	**—**	**—**
Other, net	366	86	**1,270**	**11**
Provision for income taxes	¥25,079	¥32,903	**¥21,196**	**$176**

Total income taxes recognized in fiscal 2001, 2002 and 2003 are as follows:

	Millions of yen			*Millions of U.S. dollars*
	2001	2002	**2003**	**2003**
Provision for income taxes	¥25,079	¥32,903	**¥21,196**	**$176**
Income tax on extraordinary gain	—	—	**2,206**	**18**
Income tax on cumulative effect of a change in accounting principle	—	51	**353**	**3**
Income tax on other comprehensive income (loss):				
Net cumulative effect of adopting FASB statement No. 133	—	(5,698)	**—**	**—**
Net unrealized losses on investment in securities	(8,809)	(11,694)	**(7,046)**	**(58)**
Minimum pension liability adjustments	(859)	(1,517)	**1,986**	**17**
Foreign currency translation adjustments	1,556	680	**(835)**	**(7)**
Net unrealized losses on derivative instruments	—	1,204	**(445)**	**(4)**
Total income taxes	¥16,967	¥15,929	**¥17,415**	**$145**

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2002 and 2003 are as follows:

	Millions of yen		Millions of U.S. dollars
	2002	**2003**	**2003**
Assets:			
Net operating loss carryforwards	¥ 21,656	**¥ 23,268**	**$ 194**
Allowance for doubtful receivables on direct financing leases and probable loan losses	32,568	**25,514**	**212**
Other operating assets	—	**8,761**	**73**
Policy liabilities	1,459	**1,387**	**12**
Accrued expenses	9,341	**8,088**	**67**
Other	9,459	**9,739**	**81**
	74,483	**76,757**	**639**
Less: valuation allowance	(4,622)	**(7,034)**	**(59)**
	69,861	**69,723**	**580**
Liabilities:			
Investment in direct financing leases	137,896	**116,583**	**970**
Investment in operating leases	21,369	**19,255**	**160**
Investment in securities	6,682	**2,219**	**19**
Deferred life insurance acquisition costs	11,364	**12,768**	**106**
Undistributed earnings	15,350	**14,797**	**123**
Prepaid benefit cost	9,144	**10,223**	**85**
Other	4,698	**5,132**	**43**
	206,503	**180,977**	**1,506**
Net deferred tax liability	¥136,642	**¥111,254**	**$ 926**

The valuation allowance mainly related to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. The Company does not believe the likelihood of realizing these deferred tax assets is more likely than not. The net changes in the total valuation allowance in fiscal 2002 and 2003 were increases of ¥834 million and ¥2,412 million ($20 million), respectively.

Certain subsidiaries have net operating loss carryforwards of ¥55,739 million ($464 million) for which deferred tax assets have been recognized as of March 31, 2003, which expire as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥ 3,231	$ 27
2005	3,331	28
2006	6,150	51
2007	2,111	18
2008	2,070	17
Thereafter	38,846	323
Total	¥55,739	$464

As of March 31, 2003, a deferred tax liability of ¥8,889 million ($74 million) has not been recognized for ¥84,909 million ($706 million) of undistributed earnings of certain foreign subsidiaries as it is the Company's intention to permanently reinvest those earnings. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

Net deferred tax assets and liabilities at March 31, 2002 and 2003 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Other assets	¥ 4,890	**¥ 17,588**	**$ 146**
Income taxes: Deferred	141,532	**128,842**	**1,072**
Net deferred tax liability	¥136,642	**¥111,254**	**$ 926**

16. Pension Plans

The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees other than directors and corporate auditors. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of such payments are determined on the basis of length of service and remuneration at the time of termination. The Company and its subsidiaries' funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2002 and 2003 is as follows:

	Millions of yen		Millions of U.S. dollars
	2002	**2003**	**2003**
Change in benefit obligation:			
Benefit obligation at beginning of year	¥ 53,153	**¥ 66,715**	**$ 555**
Service cost	3,799	**4,060**	**34**
Interest cost	1,757	**1,728**	**14**
Plan participants' contributions	503	**535**	**4**
Plan amendments	247	**(3,076)**	**(25)**
Actuarial loss	6,655	**6,332**	**53**
Foreign currency exchange rate change	242	**(345)**	**(3)**
Benefits paid	(1,231)	**(1,653)**	**(14)**
Plan curtailment	(327)	**(69)**	**(1)**
Settlements	(148)	**—**	**—**
Special termination benefits	18	**1**	**0**
Acquisition and other	2,047	**460**	**4**
Benefit obligation at end of year	¥ 66,715	**¥ 74,688**	**$ 621**
Change in plan assets:			
Fair value of plan assets at beginning of year	¥ 44,279	**¥ 55,418**	**$ 461**
Actual return on plan assets	(975)	**(7,718)**	**(64)**
Employer contribution	11,472	**7,719**	**64**
Plan participants' contributions	503	**535**	**4**
Benefits paid	(1,117)	**(1,239)**	**(10)**
Foreign currency exchange rate change	190	**(261)**	**(2)**
Settlements	(148)	**—**	**—**
Acquisition and other	1,214	**38**	**0**
Fair value of plan assets at end of year	¥ 55,418	**¥ 54,492**	**$ 453**
The funded status of the plans:			
Funded status	¥(11,297)	**¥(20,196)**	**$(168)**
Unrecognized prior service cost	23	**(2,802)**	**(23)**
Unrecognized net actuarial loss	31,079	**45,170**	**375**
Unrecognized net transition obligation	317	**359**	**3**
Net amount recognized	¥ 20,122	**¥ 22,531**	**$ 187**
Amount recognized in the consolidated balance sheets consists of:			
Prepaid benefit cost	¥ 21,771	**¥ 25,119**	**$ 209**
Accrued benefit liability	(13,504)	**(9,787)**	**(82)**
Intangible asset	130	**112**	**1**
Accumulated other comprehensive income, gross of tax	11,725	**7,087**	**59**
Net amount recognized	¥ 20,122	**¥ 22,531**	**$ 187**

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥27,622 million, ¥24,964 million and ¥11,620 million, respectively, at March 31, 2002, and ¥35,147 million ($292 million), ¥23,903 million ($199 million) and ¥14,383 million ($120 million), respectively, at March 31, 2003.

Net pension cost of the plans for fiscal 2001, 2002 and 2003 consists of the following:

	Millions of yen			Millions of U.S. dollars
	2001	2002	**2003**	**2003**
Service cost	¥3,329	¥3,799	**¥4,060**	**$34**
Interest cost	1,496	1,757	**1,728**	**15**
Expected return on plan assets	(1,323)	(1,496)	**(1,534)**	**(13)**
Amortization of unrecognized transition obligation	29	34	**11**	**0**
Amortization of unrecognized net actuarial loss	818	1,137	**1,588**	**13**
Amortization of unrecognized prior service cost	(26)	(13)	**(272)**	**(2)**
Plan curtailment and settlements	—	146	**13**	**0**
Net periodic pension cost	¥4,323	¥5,364	**¥5,594**	**$47**

Significant assumptions of domestic and foreign pension plans used to determine these amounts for fiscal 2001, 2002 and 2003 are as follows:

Domestic	2001	2002	**2003**
Discount rate	3.0%	2.5%	**2.0%**
Rate of increase in compensation levels	2.1%	2.2%	**1.7%**
Expected long-term rate of return on plan assets	3.0%	2.5%	**2.0%**

Foreign	2001	2002	**2003**
Discount rate	7.3%	7.0%	**6.3%**
Rate of increase in compensation levels	4.5%	4.3%	**4.0%**
Expected long-term rate of return on plan assets	9.3%	9.3%	**8.5%**

In addition, directors and corporate auditors of the Company and certain subsidiaries, and executive officers of the Company, receive lump-sum payments upon termination of their services under unfunded termination plans. The payments to directors and corporate auditors are subject to shareholders' approval. The amount required based on length of service and remuneration to date under these plans is fully accrued.

Total provisions charged to income for all the plans including the defined benefit plans are ¥5,119 million, ¥6,238 million and ¥7,094 million ($59 million) in fiscal 2001, 2002 and 2003, respectively.

17. Stock-Based Compensation

The Company has four types of stock-based compensation plans as incentive plans for directors, corporate executive officers, corporate auditors and selected employees.

In fiscal 1998, 1999, 2000 and 2001, the Company granted stock options to directors, corporate executive officers and certain employees of the Company and the stock options vested immediately except for the fiscal 2001 plan which had a vesting period of three years and the exercise periods are 5 years, 9.75 years, 9.7 years and 10 years from the grant date, respectively. Under the plans, option holders have the right to purchase in the aggregate 168,000, 146,000, 145,000 and 316,700 treasury shares of the Company for options granted during fiscal 1998, 1999, 2000 and 2001, respectively.

In fiscal 1999, 2000, 2001 and 2002, the Company issued unsecured bonds with detachable warrants. Simultaneously with the issuance of the unsecured bonds, the Company purchased all of the detachable warrants from the underwriters and distributed such warrants to corporate auditors and certain employees of the Company and to directors, corporate auditors and certain employees of subsidiaries. The warrants issued each fiscal year from fiscal 1999 to 2002 vested immediately with an exercise period of four years. By exercising the warrants, the warrant holders can purchase in the aggregate, 315,593, 302,484, 126,143 and 124,303 shares of the Company granted for each fiscal year. The number of the Company's shares to be issued for fiscal 1999 and fiscal 2000 plans was adjusted April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000. For financial reporting purposes, these transactions were accounted for as the issuance of debt to third parties and separately as the issuance of warrants to directors, corporate auditors and employees. The issuance of the warrants was accounted for under APB Opinion No. 25 ("Accounting for Stock Issued to Employees").

In fiscal 2002, the Company granted another option plan of which the vesting period was two years and the exercise period was 10 years from the grant date. Under this plan, the Company issued warrants to directors, corporate executive officers and certain employees of the Company to purchase, in the aggregate, 300,900 shares of the Company's common stock at an exercise price. The issuance of the warrants was accounted for under APB Opinion No. 25.

In fiscal 2003, the Company granted stock acquisition rights which had a vesting period of 1.67 years and an exercise period of 9.67 years. The acquisition rights were to purchase, in the aggregate, 453,300 shares of the Company's common stock at an exercise price. The acquisition rights were distributed to directors, corporate executive officers and certain employees of the Company and directors, corporate auditors and certain employees of subsidiaries. The issuance of the stock acquisition rights was accounted for under APB Opinion No. 25.

The Board of Directors intends to obtain approval from shareholders, at the next general meeting, to be held on June 25, 2003, for an additional grant of stock acquisition rights for 570,000 shares, to directors, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies during fiscal 2004.

For all plans above, the exercise prices, which are determined by a formula linked to the stock price of the Company's shares on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company's shares at the grant dates.

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2001	2002	2003
Grant-date fair value	¥5,847	¥5,014	**¥3,126 ($26.01)**
Expected life	9.25 Years	9.65 Years	**6.95 Years**
Risk-free rate	1.15%	1.21%	**0.52%**
Expected volatility	30.79%	32.31%	**43.52%**
Expected dividend yield	0.096%	0.123%	**0.339%**

The following table summarizes information about stock option activity for fiscal 2001, 2002 and 2003:

	2001		2002		**2003**		
		Weighted average exercise price		Weighted average exercise price		Weighted average exercise price	
	Number of shares	Yen	Number of shares	Yen	Number of shares	Yen	U.S. dollars
Outstanding at beginning of year	902,577	¥ 9,150	1,276,547	¥11,458	**1,568,253**	**¥11,991**	**$99.76**
Granted	442,843	15,650	425,203	12,329	**453,300**	**7,452**	**62.00**
Exercised	(67,573)	8,010	(124,616)	7,846	**(62,929)**	**6,899**	**57.40**
Forfeited or expired	(1,300)	16,272	(8,881)	9,735	**(125,219)**	**7,758**	**64.54**
Outstanding at end of year	1,276,547	11,458	1,568,253	11,991	**1,833,405**	**11,333**	**94.28**
Exercisable at end of year	961,147	¥ 9,879	953,953	¥10,475	**767,905**	**¥11,225**	**$93.39**

The exercise prices of the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000.

Summary information about the Company's stock options outstanding and exercisable at March 31, 2003 is as follows:

	Outstanding			Exercisable	
Range of exercise price	Number of shares	Weighted average remaining life	Weighted average exercise price	Number of shares	Weighted average exercise price
Yen		Years	Yen		Yen
¥ 7,452–¥10,000	566,700	8.45	¥ 7,518	113,400	¥ 7,784
10,001– 13,000	829,273	4.63	11,663	529,673	11,286
13,001– 16,272	437,432	5.61	15,649	124,832	14,090
7,452– 16,272	1,833,405	6.04	11,333	767,905	11,225

	Outstanding			Exercisable	
Range of exercise price	Number of shares	Weighted average remaining life	Weighted average exercise price	Number of shares	Weighted average exercise price
U.S. dollars		Years	U.S. dollars		U.S. dollars
$ 62.00–$ 83.19	566,700	8.45	$ 62.55	113,400	$64.76
83.20– 108.15	829,273	4.63	97.03	529,673	93.89
108.16– 135.37	437,432	5.61	130.19	124,832	117.22
62.00– 135.37	1,833,405	6.04	94.28	767,905	93.39

18. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) in fiscal 2001, 2002 and 2003 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders' equity.

	Millions of yen				
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Foreign currency translation adjustments	Net unrealized losses on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2000	¥45,704	¥(3,485)	¥(43,636)	¥ —	¥ (1,417)
Net unrealized losses on investment in securities, net of tax of ¥9,750 million	(12,334)				(12,334)
Reclassification adjustment for losses included in net income, net of tax of ¥(941) million	974				974
Minimum pension liability adjustments, net of tax of ¥859 million		(1,199)			(1,199)
Foreign currency translation adjustments, net of tax of ¥(1,556) million			20,532		20,532
Reclassification adjustment for gains included in net income, net of tax of ¥ — million			(2,004)		(2,004)
Current period change	(11,360)	(1,199)	18,528	—	5,969
Balance at March 31, 2001	34,344	(4,684)	(25,108)	—	4,552
Net cumulative effect of adopting FASB Statement No. 133, net of tax of ¥5,698 million				(8,400)	(8,400)
Net unrealized losses on investment in securities, net of tax of ¥11,796 million	(19,555)				(19,555)
Reclassification adjustment for gains included in net income, net of tax of ¥(102) million	(33)				(33)
Minimum pension liability adjustments, net of tax of ¥1,517 million		(2,150)			(2,150)
Foreign currency translation adjustments, net of tax of ¥(680) million			10,324		10,324
Reclassification adjustment for gains included in net income, net of tax of ¥— million			(16)		(16)
Net unrealized losses on derivative instruments, net of tax of ¥51 million				(76)	(76)
Reclassification adjustment for losses included in net income, net of tax of ¥(1,255) million				1,914	1,914
Current period change	(19,588)	(2,150)	10,308	(6,562)	(17,992)
Balance at March 31, 2002	14,756	(6,834)	(14,800)	(6,562)	(13,440)
Net unrealized losses on investment in securities, net of tax of ¥7,887 million	**(14,300)**				**(14,300)**
Reclassification adjustment for losses included in net income, net of tax of ¥(841) million	**1,461**				**1,461**
Minimum pension liability adjustments, net of tax of ¥(1,986) million		**2,652**			**2,652**
Foreign currency translation adjustments, net of tax of ¥835 million			**(15,780)**		**(15,780)**
Reclassification adjustment for losses included in net income, net of tax of ¥— million			**661**		**661**
Net unrealized losses on derivative instruments, net of tax of ¥1,040 million				**(1,785)**	**(1,785)**
Reclassification adjustment for losses included in net income, net of tax of ¥(595) million				**784**	**784**
Current period change	**(12,839)**	**2,652**	**(15,119)**	**(1,001)**	**(26,307)**
Balance at March 31, 2003	**¥ 1,917**	**¥(4,182)**	**¥(29,919)**	**¥(7,563)**	**¥(39,747)**

	Millions of U.S. dollars				
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Foreign currency translation adjustments	Net unrealized losses on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2002	$123	$(57)	$(123)	$(54)	$(111)
Net unrealized losses on investment in securities, net of tax of $66 million	**(119)**				**(119)**
Reclassification adjustment for losses included in net income, net of tax of $(7) million	**12**				**12**
Minimum pension liability adjustments, net of tax of $(17) million		**22**			**22**
Foreign currency translation adjustments, net of tax of $7 million			**(131)**		**(131)**
Reclassification adjustment for losses included in net income, net of tax of $ — million			**5**		**5**
Net unrealized losses on derivative instruments, net of tax of $9 million				**(15)**	**(15)**
Reclassification adjustment for losses included in net income, net of tax of $(5) million				**7**	**7**
Current period change	**(107)**	**22**	**(126)**	**(8)**	**(219)**
Balance at March 31, 2003	**$ 16**	**$(35)**	**$(249)**	**$(62)**	**$(330)**

19. Shareholders' Equity

Changes in the number of shares issued and outstanding in fiscal 2001, 2002 and 2003 are as follows:

	Number of shares		
	2001	2002	**2003**
Beginning balance	68,630,294	82,388,025	**84,303,985**
Common stock issued in public and private offering	—	1,800,000	**—**
Exercise of warrants	31,673	95,383	**61,929**
Common stock issued for acquisitions of minority interests of subsidiaries	—	20,577	**—**
Common stock issued in stock split on May 19, 2000	13,726,058	—	**—**
Ending balance	82,388,025	84,303,985	**84,365,914**

Prior to October 1, 2001, the Japanese Commercial Code (the "Code") provided that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to a legal reserve until such reserve equaled 25% of issued capital. The Code, amended effective on October 1, 2001, provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Code also provides that both additional paid-in capital and the legal reserve are not available for cash dividends but may be used to reduce a capital deficit and may be reduced (in the case of the latter, in aggregate, the remainder after such reduction should not be less than 25% of the issued capital and a resolution of a general meeting of shareholders is required), or may be capitalized by resolution of the Board of Directors.

The Code provides that at least one-half of the issue price of new shares be included in common stock. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock and proceeds received from the issuance of common stock, including the exercise of warrants, equally between common stock and additional paid-in capital by resolution of the Board of Directors.

The Board of Directors resolved to recommend to the shareholders, at the next general meeting, to be held on June 25, 2003, the declaration of a cash dividend totaling ¥2,092 million ($17 million), which would be paid in that month to the shareholders of record as of March 31, 2003.

The amount available for dividends under the Code is based on the amount recorded in the Company's non-consolidated books of account in accordance with accounting principles generally accepted in Japan, and amounted to ¥103,102 million ($858 million) as of March 31, 2003. However, there are restrictions on the payment of dividends relating to net unrealized gains on investment in securities and the earnings impact of derivatives under accounting principles generally accepted in Japan, amounting to ¥6,201 million ($52 million) as of March 31, 2003.

Retained earnings at March 31, 2003 includes ¥30,274 million ($252 million) relating to equity in undistributed earnings of 50% or less owned companies accounted for by the equity method.

As of March 31, 2003, the restricted net assets of certain subsidiaries are ¥112,052 million ($932 million). These restricted net assets include regulatory capital requirements for life insurance, banking, securities brokerage operations of ¥24,789 million ($206 million) and financial covenants imposed by creditors and derivative transaction counter-parties of ¥87,263 million ($726 million).

The Company implemented a 1.2-for-1 stock split on May 19, 2000 for shareholders of record as of March 31, 2000.

20. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities in fiscal 2001, 2002 and 2003 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2001	2002	**2003**	**2003**
Brokerage commissions	¥ 3,252	¥ 2,940	**¥ 2,400**	**$20**
Net gains on investment securities	8,803	15,427	**8,457**	**70**
	¥12,055	¥18,367	**¥10,857**	**$90**

Trading activities—Gains on investment securities, net, include net trading revenue of ¥552 million and ¥442 million and net trading loss of ¥1,040 million ($9 million) for fiscal 2001, 2002 and 2003, respectively. Gains of ¥444 million, ¥225 million and ¥231 million ($2 million) on derivative trading instruments are also included in gains on investment securities, net, for fiscal 2001, 2002 and 2003, respectively.

21. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2001, 2002 and 2003 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2001	2002	**2003**	**2003**
Life insurance premiums	¥141,528	¥135,479	**¥122,963**	**$1,023**
Life insurance related investment income	16,786	16,854	**15,548**	**129**
	¥158,314	¥152,333	**¥138,511**	**$1,152**

The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in the recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized in proportion to premium revenue recognized. Amortization charged to income for fiscal 2001, 2002 and 2003 amounted to ¥10,671 million, ¥11,424 million and ¥11,740 million ($98 million), respectively.

22. Other Operations

In fiscal 2002 and 2003, other operating revenues include revenues from building maintenance operations, which amounted to ¥6,673 million and ¥11,731 million ($98 million), respectively, and their related expenses were ¥5,448 million and ¥9,602 million ($80 million), respectively. There were no amounts in fiscal 2001. In addition, in fiscal 2001, 2002 and 2003, other operating revenues include fee income from the servicing of receivables in a foreign subsidiary, which amounted to ¥6,798 million, ¥6,722 million and ¥5,884 million ($49 million), respectively, and their related costs were ¥1,235 million, ¥1,275 million and ¥976 million ($8 million), respectively.

Other items consist of revenues and expenses from golf courses, a training facility and hotels, operating results from real estate related business, commissions for the sale of insurance and other financial products and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2001, 2002 and 2003, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2001, 2002 and 2003.

23. Write-downs of Long-Lived Assets

During fiscal 2003, a number of external events and factors have combined to create an environment causing increased stress across the Company and its subsidiaries' portfolio of earning assets. Such factors include the decline in the Japanese benchmark equity index by 4.7% between February 28 and March 31, 2003 and an average national decline in the value of real estate of 3.7% during the six months ended March 31, 2003.

As of March 31, 2003, tests for impairment, following the requirements contained in FASB Statement No. 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets"), were performed for any significant assets where the Company and its subsidiaries believed there had been indications that the fair value of the asset had possibly declined below the carrying value. Examples of such indications are the continued declines in the value of commercial and residential real estate in Japan, the decline in the value of memberships in golf courses and declines in rental rates in certain markets.

In accordance with FASB Statement No. 144, an asset is generally deemed to be impaired if the sum of future cash flows is expected to be less than the current carrying value of the asset. If an asset is deemed to be impaired, the value of the asset is written down to estimated fair value. The requirements of FASB Statement No.144 potentially result in large charges being recorded in the period in response to relatively smaller changes in estimated future cash flows. An asset is generally not considered to be impaired so long as the undiscounted estimated future cash flows exceed the carrying value. However, once the estimated cash flows are believed to be less than the current carrying value, the asset is written down to estimated fair value (which would generally be similar to discounting the estimated future cash flows). Write-downs to estimated fair value prior to the point that the asset is determined to be impaired are not permitted.

During fiscal 2001, 2002 and 2003, the Company and certain subsidiaries recognized impairment losses for the difference between long-lived asset carrying values and estimated fair values in the amount of ¥4,090 million, ¥2,716 million and ¥50,682 million ($422 million), respectively, which are reflected as write-downs of long-lived assets. Fair value was calculated based on recent transactions involving sales of similar assets, independent appraisals, appraisals prepared internally by its own staff of appraisers or other valuation techniques to estimate fair value. The losses were included all in the real estate segment in the segment information. The detail of significant write-downs is as follows.

Golf courses—During the year ended March 31, 2001, a subsidiary recorded an impairment loss on one golf course property of ¥3,257 million. At the end of fiscal 2002, the prices of individual golf memberships were rising and no impairment losses were recorded during the year ended March 31, 2002. However, in fiscal 2003, after continuing to rise for a few months, the prices of individual golf course memberships fell steeply. Further, the fair value of individual golf courses fell during the year and competition resulted in the reduction in play fees at many courses. Certain subsidiaries have reassessed, in some cases with the assistance of outside consultants, the expected future cash flows for all of the golf courses they own. Certain subsidiaries have determined that the expected future cash flow for four golf courses is less than current carrying amount and have written these golf courses down to their estimated fair value resulting in write-downs of long-lived assets of ¥25,270 million ($210 million) in the year ended March 31, 2003.

Corporate Dormitories—The Company and a subsidiary have a business activity that consists of leasing corporate dormitory buildings to major corporations in Japan. In the year ended March 31, 2001, an impairment loss of ¥350 million was recorded with respect to two dormitory properties. No impairment loss on dormitory properties was recorded during the year ended March 31, 2002. However, during 2003, several corporations decided not to renew leases or to only agree to renew at lower rates. Therefore, the Company and a subsidiary have reviewed and adjusted the expected cash flows for all 44 dormitory properties it currently owns. As a result, the Company and a subsidiary have determined that the expected future cash flow for a small number of dormitory properties is less than the current carrying value and have written these buildings down to their estimated fair value resulting in write-downs of long-lived assets of ¥3,137 million ($26 million) in the year ended March 31, 2003.

Office Buildings—Rents on office buildings had continued to decline throughout Japan. The Company and certain subsidiaries reassessed the expected future cash flows from office buildings they rent to others. Primarily due to declines in current rental rates, the Company and certain subsidiaries have determined that the expected future cash flow for six office buildings is less than current carrying amount and have written these buildings down to their estimated fair value resulting in write-downs of long-lived assets of ¥7,257 million ($61 million) in the year ended March 31, 2003.

Hotel properties—As with other real estate assets in Japan, the undiscounted cash flows related to hotel properties have generally declined. Occupancy rates at several of the properties owned by the Company and certain subsidiaries declined during 2003. As a result, the expected future cash flow for four properties is less than current carrying amount and these properties have been written down to their estimated fair value resulting in write-downs of long-lived assets of ¥4,910 million ($41 million) in the year ended March 31, 2003.

Condominiums and Other—Through March 31, 2002, the Company treated its portfolio of residential condominiums as a single portfolio and assessed future cash flows on that basis. Information on the cash flow related to an individual property was not available. As of March 31, 2002, the estimated future cash flow for the portfolio exceeded the carrying value of the portfolio as a whole and thus no impairment loss was recorded. The Company has installed a new contract management system and this, along with an effort in 2003 to accumulate information on the expenses by property, resulted in cash flow information being available on an individual property basis by March 2003. On a property-by-property basis, approximately 540 units of the 1,800 units in the portfolio as of March 31, 2003, were found to be impaired. These have been written down to their estimated fair value resulting in write-downs of long-lived assets in the year ended March 31, 2003. The Company and certain subsidiaries also have investments in other types of real estate including developed and undeveloped land. During the year, the Company and the subsidiaries recorded impaired losses on certain properties included within this other real estate. The aggregate loss for the year ended March 31, 2003, was ¥10,108 million ($84 million) consisting of impairment of condominiums of ¥6,480 million ($54 million) and impairment of other real estate of ¥3,628 million ($30 million). In fiscal 2001 and 2002, the Company and certain subsidiaries recorded impairment losses of ¥483 million and ¥2,716 million, respectively, for properties included within other real estate.

24. Per Share Data

In Japan, dividends which are payable to shareholders of record at the end of a fiscal year are subsequently approved by shareholders, and, accordingly, the declaration of these dividends is not reflected in the financial statements at such fiscal year-end.

A reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2001, 2002 and 2003 is as follows:

	Millions of yen			Millions of U.S. dollars
	2001	2002	**2003**	**2003**
Income before extraordinary gain and cumulative effect of a change in accounting principle	¥34,157	¥40,136	**¥25,092**	**$209**
Effect of dilutive securities—				
Convertible notes	87	87	**85**	**1**
Income before extraordinary gain and cumulative effect of a change in accounting principle for diluted EPS computation	¥34,244	¥40,223	**¥25,177**	**$210**

	Thousands of shares		
	2001	2002	**2003**
Weighted-average shares	81,760	82,318	**83,672**
Effect of dilutive securities—			
Warrants	127	41	**—**
Convertible notes	3,381	3,962	**5,273**
Treasury stock	132	74	**5**
Weighted-average shares for diluted EPS computation	85,400	86,395	**88,950**

	Yen			U.S. dollars
	2001	2002	**2003**	**2003**
Earnings per share before extraordinary gain and cumulative effect of a change in accounting principle:				
Basic	¥417.77	¥487.57	**¥299.88**	**$2.49**
Diluted	400.99	465.57	**283.04**	**2.35**

The computation of diluted net income per share for fiscal 2002 and 2003 uses the same weighted-average number of shares used for the computation of diluted net income per share before extraordinary gain and cumulative effect of a change in accounting principle, and reflects the effects of assumed conversion of convertible notes in diluted net income.

EPS has been retroactively adjusted for stock splits.

25. Derivative Financial Instruments and Hedging

The Company and its subsidiaries adopted FASB Statement No. 133 on April 1, 2001. The cumulative effect of the accounting change by adopting FASB Statement No. 133 was a charge of ¥8,400 million, net of tax of ¥5,698 million, to accumulated other comprehensive income (loss) and an increase of ¥133 million, net of tax of ¥51 million, to earnings.

(a) Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate. However, such appreciation or depreciation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, foreign subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring counterparties and derivative transactions after contracts have been concluded.

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements as cash flow hedges for variability of cash flows originating from floating rate borrowings. The interest rate swap agreements outstanding as of March 31, 2003 mature at various dates through 2009. Net losses on derivative contracts that were reclassified from other comprehensive loss into earnings through other operating expenses were ¥1,914 million and ¥784 million ($7 million) during fiscal 2002 and fiscal 2003, respectively. Net losses of ¥224 million and ¥124 million ($1 million), which represents the total ineffectiveness of cash flow hedges, were recorded in earnings, through other operating expenses, for fiscal 2002 and 2003, respectively. Approximately ¥870 million ($7 million) of net derivative losses included in accumulated other comprehensive loss, net of applicable income taxes at March 31, 2003 will be reclassified into earnings through other operating expenses within fiscal 2004.

(c) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. One subsidiary hedges a portion of the interest rate exposure of the fair values of certain asset-backed securities using sales of futures and forward contracts on U.S. treasury securities. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries' local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2002 and fiscal 2003, a gain of ¥780 million and a gain of ¥0 million ($0 million) of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings through other operating expenses, respectively.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts, foreign currency swap agreements and borrowings denominated in the subsidiaries' local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). The net gain (loss) of foreign currency translation adjustments for fiscal 2002 and fiscal 2003 were a loss of ¥4,212 million and a gain ¥5,052 million ($42 million), respectively.

(e) Trading and other derivatives

Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and collars for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries' convertible bonds and are recorded as stand-alone derivative contracts. At March 31, 2002 and 2003, the total face amounts were ¥127,572 million and ¥8,200 million ($68 million), respectively, and the fair value of conversion option were ¥2,195 million and ¥187 million ($2 million), respectively.

The following table provides notional amount information about derivative instruments as of March 31, 2002 and 2003. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
	Notional amount	Notional amount	Notional amount
Interest rate risk management:			
Interest rate swap agreements	¥482,130	¥459,208	$3,820
Options, caps, floors and collars held	31,258	30,462	253
Futures	89,371	—	—
Forward contracts	—	75,726	630
Foreign exchange risk management:			
Foreign exchange forward contracts	¥ 95,410	¥ 88,436	$ 736
Foreign currency swap agreements	385,759	303,051	2,521
Trading activities:			
Futures	¥143,518	¥ 95,121	$ 791
Interest rate swap agreements	2,000	2,000	17
Options, caps, floors and collars held	10,188	6,278	52
Options, caps, floors and collars written	7,598	5,361	45
Foreign exchange forward contracts	2,015	1,876	16

26. Significant Concentrations of Credit Risk

The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of offset and continuous oversight. The Company and its subsidiaries' principal financial instrument portfolio consists of direct financing leases and installment loans which are secured by title to the leased assets and assets specifically collateralized in relation to loan agreements. When deemed necessary, guarantees are also obtained. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized financing activities is believed to be minimal. The Company and its subsidiaries have access to collateral in case of bankruptcy and other losses. However if the market of real estate falls greatly and the value of the secured real estate falls below the mortgage setting amount, the Company and certain subsidiaries receive the risk which exceeds their forecast.

At March 31, 2002 and 2003, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries' credit exposures on a geographic basis, approximately ¥4,267 billion, or 79%, at March 31, 2002 and approximately ¥4,000 billion ($33,278 million), or 81%, at March 31, 2003 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥712 billion and ¥553 billion ($4,601 million) as of March 31, 2002 and 2003, respectively.

The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March 31, 2002 and 2003, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases which exceeded 10% of the consolidated total assets. The percentage of investment in transportation equipment to consolidated total assets is 12.5% and 11.7% as of March 31, 2002 and 2003, respectively.

27. Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2002

	Millions of yen	
	Carrying amount	Estimated fair value
Trading instruments		
Trading securities	¥ 879	¥ 879
Futures:		
Assets	222	222
Liabilities	26	26
Options and other derivatives:		
Assets	63	63
Liabilities	47	47
Non-trading instruments		
Assets:		
Cash and cash equivalents	354,748	354,748
Restricted cash	20,189	20,189
Time deposits	1,050	1,050
Installment loans (net of allowance for probable loan losses)	2,171,230	2,191,632
Investment in securities:		
Practicable to estimate fair value	734,927	736,637
Not practicable to estimate fair value	125,530	125,530
Liabilities:		
Short-term debt	1,644,462	1,644,462
Deposits	225,243	227,768
Long-term debt	2,809,861	2,833,119
Foreign exchange forward contracts:		
Assets	211	211
Liabilities	2,126	2,126
Foreign currency swap agreements:		
Assets	4,206	4,206
Liabilities	34,735	34,735
Interest rate swap agreements:		
Assets	5,073	5,073
Liabilities	14,399	14,399
Options and other derivatives:		
Assets	4,526	4,526
Liabilities	35	35

March 31, 2003

	Millions of yen		Millions of U.S. dollars	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Trading instruments				
Trading securities	¥ 12,154	¥ 12,154	$ 101	$ 101
Futures:				
Assets	132	132	1	1
Liabilities	59	59	0	0
Options and other derivatives:				
Assets	177	177	1	1
Liabilities	64	64	1	1
Non-trading instruments				
Assets:				
Cash and cash equivalents	204,677	204,677	1,703	1,703
Restricted cash	18,671	18,671	155	155
Time deposits	1,184	1,184	10	10
Installment loans (net of allowance for probable loan losses)	2,197,481	2,213,872	18,282	18,419
Investment in securities:				
Practicable to estimate fair value	548,526	548,918	4,564	4,567
Not practicable to estimate fair value	116,755	116,755	971	971
Liabilities:				
Short-term debt	1,120,434	1,120,434	9,321	9,321
Deposits	262,467	265,662	2,184	2,210
Long-term debt	2,856,613	2,879,538	23,766	23,956
Foreign exchange forward contracts:				
Assets	388	388	3	3
Liabilities	644	644	5	5
Foreign currency swap agreements:				
Assets	7,604	7,604	63	63
Liabilities	10,262	10,262	85	85
Interest rate swap agreements:				
Assets	3,185	3,185	26	26
Liabilities	17,616	17,616	147	147
Options and other derivatives:				
Assets	200	200	2	2
Liabilities	1,114	1,114	9	9

The estimated fair value amounts were determined using available market information, discounted cash flow information utilized by the Company and its subsidiaries in conducting new business and certain valuation methodologies. If quoted market prices were not readily available, management estimated a fair value. Accordingly, the estimates may not be indicative of the amounts at which the financial instruments could be exchanged in a current or future market transaction. Due to the uncertainty of expected cash flows resulting from financial instruments, the use of different assumptions and valuation methodologies may have a significant effect on the derived estimated fair value amounts.

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—For cash and cash equivalents, restricted cash, time deposits and short-term debt, the carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their relatively short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans and other loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities.

Investment in securities—For trading securities and available-for-sale securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values).

For other securities, for which there were no quoted market prices, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the balance sheets were determined to be reasonable estimates of their fair value. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium- and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates.

Derivatives—The fair value of derivatives generally reflects the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are available for most of the Company's and its subsidiaries' derivatives.

28. Commitments, Guarantees, and Contingent Liabilities

Commitments—As of March 31, 2003, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥11,256 million ($94 million).

The minimum future rentals on non-cancelable operating leases are as follows. The longest contract will mature in fiscal 2010.

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥1,091	$ 9
2005	1,010	8
2006	903	8
2007	788	7
2008	593	5
Thereafter	409	3
Total	¥4,794	$40

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥5,722 million, ¥6,301 million and ¥7,293 million ($61 million) in fiscal 2001, 2002 and 2003, respectively.

The Company and its subsidiaries have non-cancelable consignment contracts of operation and maintenance of computer systems, and made payments totaling ¥109 million, ¥966 million and ¥1,795 million ($15 million) in fiscal 2001, 2002 and 2003, respectively. The longest contract of them will mature in fiscal 2008. At March 31, 2003, the amounts due in each of the next five years are as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥ 3,349	$ 28
2005	3,396	28
2006	3,338	28
2007	3,049	25
2008	1,507	13
Total	¥14,639	$122

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥16,145 million ($134 million) as of March 31, 2003.

The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met such as card loans. As of March 31, 2003, the total unused credit available amount is ¥317,057 million ($2,638 million).

Guarantees—The Company and its subsidiaries adopted FASB Interpretation No. 45 ("Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"), and at the inception of a guarantee, recognized a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45 issued or amended on and after January 1, 2003. The following table represents the summary of guarantees recorded as guarantee liabilities as of the March 31, 2003 and potential future payments of the guarantee contracts outstanding:

	Millions of yen		Millions of U.S. dollars	
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	¥49,010	¥11,802	$408	$ 98
Consumer loans	21,983	2,349	183	20
Corporate loans	22,142	22	184	0
Other	8,325	120	69	1
Total	¥101,460	¥14,293	$844	$119

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese banks to third party individuals and employees of the Company and certain subsidiaries. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties' obligation, the Company and its subsidiaries acquire the right of the collateral.

Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese banks. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than two months.

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries' customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties' operating assets. Once the Company and its subsidiaries assume the guaranteed parties' obligation, the Company and its subsidiaries acquire the right of the collateral.

Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company collects third parties' debt and pays the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company's financial position or results of operations.

29. Segment Information

The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are identified based on the nature of services for domestic operations and on the basis of geographic area for foreign operations. With respect to the corporate finance segment, the equipment operating leases segment and real estate related finance in domestic operations segment, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

Corporate finance operations are primarily corporate direct financing leases and lending operations other than real estate related lending. Equipment operating lease operations comprised operating leases over measuring equipment, information-related equipment and automobiles. Real estate related finance operations include corporate real estate financing activities as well as personal housing loan lending operations. Real estate operations primarily comprise residential subdivision developments as well as the rental and management of office buildings, golf courses, hotels and a training facility. Life insurance operations include direct and agency life insurance sales and related activities. The three foreign operating segments, the Americas, Asia and Oceania, and Europe, include direct financing lease operations, investment in securities, collateralized real estate lending and aircraft and ship financing operations. Other operations, which are not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, are reported under domestic operations, other. They primarily include securities brokerage, venture capital operations and card loans.

Financial information of the segments for fiscal 2001, 2002 and 2003 is as follows:

Year ended March 31, 2001

	Millions of yen									
	Domestic operations						Foreign operations			
	Corporate finance	Equipment operating leases	Real estate related finance	Real estate	Life insurance	Other	The Americas	Asia and Oceania	Europe	Total
Revenues	¥ 113,113	¥ 61,677	¥ 24,262	¥ 48,438	¥157,636	¥ 36,215	¥ 79,397	¥ 48,735	¥ 15,151	¥ 584,624
Interest revenue	17,368	2	17,746	482	—	24,110	30,563	12,047	6,020	108,338
Interest expense	25,573	1,058	6,341	3,732	—	3,570	39,235	20,119	7,235	106,863
Depreciation and amortization	35,679	35,291	413	5,670	523	1,964	3,894	14,293	5,462	103,189
Other significant non-cash items:										
Provision for doubtful receivables and probable loan losses	14,726	292	8,650	10	—	8,610	11,170	1,079	47	44,584
Write-downs of long-lived assets	—	—	—	4,090	—	—	—	—	—	4,090
Increase in policy liabilities	—	—	—	—	67,444	—	—	—	—	67,444
Equity in net income (loss) of and gain (loss) on sales of affiliates	122	8	5	—	—	852	337	1,321	—	2,645
Segment profit (loss)	44,427	11,165	1,944	(4,604)	5,982	1,035	8,896	1,203	716	70,764
Segment assets	1,889,538	134,270	606,801	310,340	543,886	284,835	804,118	402,707	158,646	5,135,141
Long-lived assets	48,233	85,523	984	242,464	3,208	247	90,621	76,071	61,091	608,442
Expenditures for long-lived assets	24,729	59,957	931	29,277	—	—	33,701	25,969	—	174,564
Investment in affiliates	60	27	372	—	—	13,511	25,835	11,398	—	51,203

Year ended March 31, 2002

	Millions of yen									
	Domestic operations						Foreign operations			
	Corporate finance	Equipment operating leases	Real estate related finance	Real estate	Life insurance	Other	The Americas	Asia and Oceania	Europe	Total
Revenues	¥ 118,794	¥ 67,319	¥ 31,582	¥ 85,516	¥154,296	¥ 49,139	¥ 75,195	¥ 56,677	¥ 14,716	¥ 653,234
Interest revenue	16,983	23	20,399	235	—	34,015	33,804	11,686	4,002	121,147
Interest expense	17,295	1,157	5,572	2,843	1	3,614	28,229	17,472	7,931	84,114
Depreciation and amortization	37,031	41,885	1,039	6,103	373	3,565	3,836	15,386	6,166	115,384
Other significant non-cash items:										
Provision for doubtful receivables and probable loan losses	18,069	24	7,563	5	—	12,578	10,434	2,519	175	51,367
Write-downs of long-lived assets	—	—	—	2,716	—	—	—	—	—	2,716
Increase in policy liabilities	—	—	—	—	40,777	—	—	—	—	40,777
Equity in net income (loss) of and gain (loss) on sales of affiliates	74	(2)	8	3	—	1,865	(1,851)	1,330	(310)	1,117
Segment profit (loss)	48,066	9,906	5,654	5,842	5,764	4,941	810	5,433	600	87,016
Segment assets	1,960,380	147,444	1,012,896	326,473	543,738	352,433	794,330	435,093	113,844	5,686,631
Long-lived assets	47,894	99,090	33,013	251,186	990	244	86,891	77,610	59,097	656,015
Expenditures for long-lived assets	21,971	55,038	10,560	23,905	—	—	—	30,316	—	141,790
Investment in affiliates	143	24	381	—	—	33,335	25,739	13,398	—	73,020

Year ended March 31, 2003

	Millions of yen									
	Domestic operations						Foreign operations			
	Corporate finance	Equipment operating leases	Real estate related finance	Real estate	Life insurance	Other	The Americas	Asia and Oceania	Europe	Total
Revenues	¥ 125,560	¥ 67,655	¥ 51,589	¥104,454	¥138,511	¥ 61,238	¥ 57,909	¥ 55,425	¥13,311	¥ 675,652
Interest revenue	18,643	8	28,991	414	—	41,474	30,460	10,281	951	131,222
Interest expense	18,322	1,310	6,366	2,266	86	3,453	19,202	14,794	2,061	67,860
Depreciation and amortization	33,967	43,161	3,153	5,108	75	4,077	3,413	17,745	5,683	116,382
Other significant non-cash items:										
Provision for doubtful receivables and probable loan losses	18,431	2,431	8,499	4	108	14,195	8,173	2,698	167	54,706
Write-downs of long-lived assets	—	—	—	50,682	—	—	—	—	—	50,682
Increase in policy liabilities	—	—	—	—	5,889	—	—	—	—	5,889
Equity in net income (loss) of and gain (loss) on sales of affiliates	(73)	0	561	2	—	3,168	4,433	3,118	(1,916)	9,293
Segment profit (loss)	44,158	4,402	19,572	(39,441)	4,791	8,452	1,332	9,765	(736)	52,295
Segment assets	1,893,422	144,397	931,513	303,838	579,805	387,978	618,148	437,874	75,207	5,372,182
Long-lived assets	49,237	85,748	86,247	207,821	18,350	216	70,784	74,965	41,865	635,233
Expenditures for long-lived assets	15,244	60,093	5,201	30,106	327	—	907	27,106	1,423	140,407
Investment in affiliates	161	22	13,118	—	—	40,636	27,866	45,790	3,583	131,176

Year ended March 31, 2003

	Millions of U.S. dollars									
	Domestic operations						Foreign operations			
	Corporate finance	Equipment operating leases	Real estate related finance	Real estate	Life insurance	Other	The Americas	Asia and Oceania	Europe	Total
Revenues	$ 1,045	$ 563	$ 429	$ 869	$1,152	$ 509	$ 482	$ 461	$111	$ 5,621
Interest revenue	155	0	241	4	—	345	253	86	8	1,092
Interest expense	152	11	53	19	1	29	160	123	17	565
Depreciation and amortization	283	359	26	42	1	34	28	148	47	968
Other significant non-cash items:										
Provision for doubtful receivables and probable loan losses	153	20	71	0	1	118	68	23	1	455
Write-downs of long-lived assets	—	—	—	422	—	—	—	—	—	422
Increase in policy liabilities	—	—	—	—	49	—	—	—	—	49
Equity in net income (loss) of and gain (loss) on sales of affiliates	(1)	0	5	0	—	26	37	26	(16)	77
Segment profit (loss)	367	37	163	(328)	40	70	11	81	(6)	435
Segment assets	15,752	1,201	7,750	2,528	4,824	3,227	5,143	3,643	626	44,694
Long-lived assets	409	713	718	1,729	153	2	589	624	348	5,285
Expenditures for long-lived assets	127	500	43	250	3	—	7	226	12	1,168
Investment in affiliates	1	0	109	—	—	338	232	381	30	1,091

The accounting policies of the segments are almost the same as those described in Note 1 ("Significant Accounting and Reporting Policies") except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Equity in net income (loss) of affiliates and minority interest income, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and write-offs of unamortized deffered credits, are excluded from the segment profit or loss.

Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), advances and investment in affiliates (not including loans). This has resulted in depreciation of office facilities being included in each segment's profit or loss while the carrying amounts of corresponding assets are not allocated to each segment's assets. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are revenues, segment profit and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen			Millions of U.S. dollars
	2001	2002	2003	2003
Revenues:				
Total revenues for segments	¥ 584,624	¥ 653,234	**¥ 675,652**	**$ 5,621**
Revenue related to corporate assets	1,525	5,228	**7,993**	**67**
Total consolidated revenues	¥ 586,149	¥ 658,462	**¥ 683,645**	**$ 5,688**
Segment profit:				
Total profit for segments	¥ 70,764	¥ 87,016	**¥ 52,295**	**$ 435**
Unallocated interest expenses, general and administrative expenses	(5,228)	(4,215)	**(5,403)**	**(45)**
Adjustment of income tax expenses to equity in net income and minority income	(676)	(1,324)	**(986)**	**(8)**
Unallocated write-downs of securities	(5,688)	(7,556)	**(3,408)**	**(28)**
Unallocated other gain or loss	64	(882)	**3,790**	**31**
Total consolidated income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥ 59,236	¥ 73,039	**¥ 46,288**	**$ 385**
Segment assets:				
Total assets for segments	¥5,135,141	¥5,686,631	**¥5,372,182**	**$44,694**
Advances	(141,148)	(158,089)	**(119,645)**	**(996)**
Investment in affiliates (not including loans)	(51,203)	(73,290)	**(131,388)**	**(1,093)**
Corporate assets	86,765	72,897	**47,158**	**392**
Total consolidated operating assets	¥5,029,555	¥5,528,149	**¥5,168,307**	**$42,997**

FASB Statement No. 131 ("Disclosure about Segments of an Enterprise and Related Information") requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for domestic operations and on the bases of geographic area for foreign operations, the information required is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are significant. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the foreign subsidiaries and foreign affiliates.

FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted includes the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2001, 2002 and 2003.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2003, expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company and its subsidiaries have adopted new accounting pronouncements resulting in changes in the way certain transactions are accounted for. As of April 1, 2001, the Company and its subsidiaries changed their method of accounting for derivative instruments and hedging activities. The method for accounting for goodwill and intangible assets resulting from business combinations was changed with respect to combinations consummated after June 30, 2001. As of April 1, 2002, the Company and its subsidiaries changed the accounting for unamortized deferred credits and goodwill resulting from prior business combinations and equity method investments.

The accompanying consolidated financial statements as of and for the year ended March 31, 2003 have been translated into U.S. dollars solely for the convenience of the readers. We have audited the translation, and, in our opinion, the consolidated financial statements expressed in Japanese Yen have been translated into United States dollars on the basis set forth in Note 1 (z).



Tokyo, Japan
May 8, 2003

Operations in Japan

	Principal Business	Established (Acquired)	ORIX Ownership
● Corporate Finance			
ORIX Corporation		Apr. 1964	
Tokyo Sales Headquarters Kinki (Osaka) Sales Headquarters District Sales Headquarters OQL Headquarters	Leasing, Lending, Other Financial Services		
ORIX Alpha Corporation	Leasing, Lending	Mar. 1972	100%
ORIX Auto Leasing Corporation	Automobile Leasing	Jun. 1973	100%
Sun Leasing Corporation	Medical Equipment Leasing	(Sep. 1999)	100%
Senko Lease Corporation	Automobile Leasing	(Jul. 2001)	100%
IFCO Inc.	Automobile Leasing	(Sep. 2001)	80%
Momiji Lease Corporation	Leasing	(Mar. 2002)	95%
Nittetsu Lease Co., Ltd.	Leasing	(Jul. 2002)	90%
Nittetsu Leasing Auto Co., Ltd.	Automobile Leasing	(Jul. 2002)	91%
● Equipment Operating Leases			
ORIX Rentec Corporation	Precision Measuring & OA Equipment Rentals	Sep. 1976	100%
ORIX Rentec (Singapore) Pte. Limited (Singapore)		Oct. 1995	100%
ORIX Rentec (Malaysia) Sdn. Bhd. (Malaysia)		Nov. 1996	94%
ORIX Rentec (Korea) Corporation (South Korea)		Apr. 2001	100%
ORIX Rentec Limited (U.K.)		Jul. 2001	100%
ORIX Rent-A-Car Corporation[1]	Automobile Rentals	Feb. 1985	100%
● Real Estate-Related Finance			
ORIX Corporation		Apr. 1964	
Real Estate Finance Headquarters	Real Estate-Related Finance		
ORIX Trust and Banking Corporation	Trust & Banking Services, Housing Loans	(Apr. 1998)	100%
ORIX Asset Management & Loan Services Corporation	Loan Servicing	Apr. 1999	100%
ORIX Asset Management Corporation	REIT Management	Sep. 2000	100%
● Real Estate			
ORIX Corporation		Apr. 1964	
Real Estate Business Headquarters	Real Estate Development & Management		
ORIX Estate Corporation	Real Estate & Leisure Facility Management	(Dec. 1986)	100%
BlueWave Corporation	Training Facility & Hotel Management	Aug. 1991	100%
ORIX Real Estate Corporation	Real Estate Development & Management	Mar. 1999	100%

[1] X-Rent-A-Car Corporation and IFCO Rent-A-Car Inc. were merged into ORIX Rent-A-Car Corporation in June 2003.

	Principal Business	Established (Acquired)	ORIX Ownership
ORIX Golf Corporation	Golf Course Development & Management	Jul. 2000	100%
ORIX Facilities Corporation[2]	Building Maintenance Services	(Sep. 2001)	85%
● Life Insurance			
ORIX Life Insurance Corporation	Life Insurance	Apr. 1991	100%
ORIX Financial Alliance Corporation	Life Insurance Agency	Oct. 2002	100%
● Others			
ORIX Corporation Investment Banking Headquarters[3]	Investment Banking	Apr. 1964	
ORIX Insurance Services Corporation	Casualty & Life Insurance Agency	Sep. 1976	100%
ORIX Credit Corporation	Consumer Loans	Jun. 1979	100%
ORIX Capital Corporation	Venture Capital	Oct. 1983	100%
ORIX Securities Corporation	Securities Brokerage & Online Trading	(Mar. 1986)	100%
ORIX Baseball Club Co., Ltd.	Professional Baseball Team Management	(Oct. 1988)	100%
ORIX COMMODITIES Corporation	Securities & Futures Trading	Jan. 1990	100%
ORIX Club Corporation	Consumer Loans	Aug. 1990	100%
ORIX Eco Services Corporation	Environmental Management & Consulting Services	Apr. 1998	100%
ORIX Interior Corporation	Sale & Manufacture of Interior Furnishings	Oct. 1998	100%
ORIX Investment Corporation	Alternative Investment	Jun. 1999	100%
ORIX Global Investment Management Corporation	Investment Management	Mar. 2002	100%
ORIX M&A Solutions Corporation	Corporate Rehabilitation & M&A Advisory Services	Feb. 2003	100%
Kuribayashi Leasing Co., Ltd.	Leasing	(Apr. 1977)	35%
The Chugin Lease Company Limited	Leasing	Apr. 1982	30%
YAMAGUCHI LEASE CO., LTD.	Leasing	May 1983	35%
Hokugin Lease Co., Ltd.	Leasing	Jul. 1983	30%
Nissay Leasing Co., Ltd.	Leasing	Mar. 1984	30%
The Minato Leasing Co., Ltd.	Leasing	Jun. 1984	35%
The Torigin Leasing Co., Ltd.	Leasing	Oct. 1984	45%

2 Building Maintenance Services Corporation and Kansai Maintenance Corporation merged in April 2003.
3 Of the businesses conducted by the Investment Banking Headquarters, the aircraft finance and ship finance activities are recorded in the "Europe" and "Asia and Oceania" segments, respectively.

	Principal Business	Established (Acquired)	ORIX Ownership
Hyakugo Leasing Company Limited	Leasing	Oct. 1984	45%
Tokugin ORIX Co., Ltd.	Leasing	Nov. 1984	30%
Shigagin Leasing Capital Co., Ltd.	Leasing	May 1985	34%
Sengin Sogo Leasing Co., Ltd.	Leasing	Oct. 1985	29%
Kagawagin Leasing Co., Ltd.	Leasing	May 1986	30%
YAMAGUCHI MORTGAGE CO., LTD.	Mortgage Lending	Jul. 1989	40%
Casco Co., Ltd.	Consumer Loans	(May 1999)	40%
ORIX Insurance Planning Corporation	Agency Sales & Development of Non-Life Insurance Products	Sep. 1999	50%
Aozora Card Co., Ltd.	Consumer Loans	Dec. 2001	40%

● ORIX Headquarter Functions (Not included in Segment Financial Information)

ORIX Corporation International Headquarters	Administration of Overseas Activities	Apr. 1964	
ORIX Computer Systems Corporation	Software Engineering & Systems Management	Mar. 1984	100%
ORIX Create Corporation	Coordination of Advertising Activities	Jul. 1998	100%
ORIX Management Information Center Corporation	Accounting & Administration Services	Oct. 1999	100%
ORIX Callcenter Corporation	Call Center	Nov. 1999	100%
ORIX Human Resources Corporation	Outplacement Services	Feb. 2002	100%

Overseas Operations

	Country	Principal Business	Established (Acquired)	ORIX Ownership
The Americas				
ORIX USA Corporation	U.S.A.	Investment Banking, Leasing	Aug. 1981	100%
ORIX Real Estate Equities, Inc.	U.S.A.	Real Estate Development & Management	(Aug. 1987)	100%
ORIX Financial Services, Inc.	U.S.A.	Leasing, Lending	(Sep. 1989)	100%
ORIX Capital Markets, LLC	U.S.A.	Loan Servicing, Corporate Debt Investment	Apr. 1997	100%
Stockton Holdings Limited	Bermuda	Futures Trading	(Jul. 1989)	29%
Asia and Oceania				
ORIX Asia Limited	China (Hong Kong)	Leasing, Investment Banking	Sep. 1971	100%
ORIX HOTELS INTERNATIONAL PRIVATE LIMITED	China (Hong Kong)	Hotel Management	Jun. 1991	100%
ORIX Leasing Singapore Limited	Singapore	Leasing, Hire Purchase	Sep. 1972	50%
ORIX Investment and Management Private Limited	Singapore	Venture Capital	May 1981	100%
ORIX CAR RENTALS PTE. LTD.	Singapore	Automobile Leasing & Rentals	Sep. 1981	45%
ORIX Capital Resources Limited	Singapore	Ship Finance	Nov. 1997	100%
ORIX Ship Resources Private Limited	Singapore	Ship Finance	Nov. 1997	100%
ORIX Maritime Corporation	Japan	Ship Operation Management	Nov. 1977	100%
ORIX Leasing Malaysia Berhad	Malaysia	Leasing, Lending, Hire Purchase	Sep. 1973	80%
ORIX Car Rentals Sdn. Bhd.	Malaysia	Automobile Rentals	Feb. 1989	28%
PT. ORIX Indonesia Finance	Indonesia	Leasing, Automobile Leasing	Apr. 1975	83%
ORIX METRO Leasing and Finance Corporation	Philippines	Leasing, Automobile Leasing	Jun. 1977	40%
Thai ORIX Leasing Co., Ltd.	Thailand	Leasing	Jun. 1978	49%
ORIX Auto Leasing (Thailand) Co., Ltd.	Thailand	Automobile Leasing & Rentals	(Aug. 2001)	85%
Lanka ORIX Leasing Company Limited	Sri Lanka	Leasing, Automobile Leasing	Mar. 1980	30%
ORIX Taiwan Corporation	Taiwan	Leasing, Hire Purchase	Oct. 1982	95%
ORIX Auto Leasing Taiwan Corporation	Taiwan	Automobile Leasing	Apr. 1998	100%
ORIX Australia Corporation Limited	Australia	Leasing, Automobile Leasing & Rentals	Jul. 1986	100%
AUSTRAL MERCANTILE COLLECTIONS PTY LIMITED	Australia	Debt Collection Services	Nov. 1998	50%
ORIX Leasing Pakistan Limited	Pakistan	Leasing, Automobile Leasing, Lending	Jul. 1986	50%

	Country	Principal Business	Established (Acquired)	ORIX Ownership
ORIX Investment Bank Pakistan Limited	Pakistan	Investment Banking	Jul. 1995	27%
ORIX New Zealand Limited	New Zealand	Leasing, Automobile Leasing & Rentals	Aug. 1988	100%
INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED	India	Investment Banking, Corporate Finance	(Mar. 1993)	21%
ORIX Auto and Business Solutions Limited	India	Automobile Leasing	Mar. 1995	58%
IL&FS Investsmart Limited	India	Financial Advisory & Brokerage Services	(Mar. 2000)	36%
IL&FS Education & Technology Services Limited	India	Online Education	(Aug. 2000)	30%
Oman ORIX Leasing Company SAOG	Oman	Leasing, Automobile Leasing	Jul. 1994	10%
ORIX Leasing Egypt SAE	Egypt	Leasing	Jun. 1997	34%
Saudi ORIX Leasing Company	Kingdom of Saudi Arabia	Leasing, Automobile Leasing	Jan. 2001	25%
MAF ORIX Finance PJSC	U.A.E.	Leasing	Apr. 2002	36%
● Europe				
ORIX Europe Limited	U.K.	Corporate Finance	Nov. 1982	100%
ORIX Corporate Finance Limited	U.K.	Corporate Finance	Sep. 1989	100%
ORIX Investment & Development Capital Limited	U.K.	Investment Banking	(Apr. 2001)	100%
ORIX Ireland Limited	Ireland	Corporate Finance, Accounting & Administration Services	May 1988	100%
ORIX Aviation Systems Limited	Ireland	Aircraft Leasing	Mar 1991	100%
ORIX Aircraft Corporation	Japan	Aircraft Leasing	May 1986	100%
ORIX Polska S.A.	Poland	Leasing, Automobile Leasing	(May 1997)	100%

(As of March 31, 2003)

DIRECTORS



From left to right: Shunsuke Takeda, Yoshiaki Ishida, Yoshihiko Miyauchi, Yasuhiko Fujiki, Katsuo Kawanaka



Hiroaki Nishina



Takeshi Sato



Masaaki Yamamoto



Tatsuya Tamura
Outside Director,
President,
Global Management Institute Inc.



Akira Miyahara
Outside Director,
Executive Advisor to the Board,
Fuji Xerox Co., Ltd.



Yoshinori Yokoyama
Outside Director,
Auditor, Industrial Revitalization
Corporation of Japan



Paul Sheard
Outside Director,
Managing Director &
Chief Economist Asia, Lehman Brothers

COMMITTEES

Audit Committee	Nominating Committee	Compensation Committee
Chairman **Yoshinori Yokoyama** Outside Director Members **Akira Miyahara** Outside Director **Masaaki Yamamoto** Director	Chairman **Akira Miyahara** Outside Director Members **Tatsuya Tamura** Outside Director **Paul Sheard** Outside Director **Yoshihiko Miyauchi** Director **Yasuhiko Fujiki** Director	Chairman **Tatsuya Tamura** Outside Director Members **Yoshinori Yokoyama** Outside Director **Paul Sheard** Outside Director **Yoshihiko Miyauchi** Director **Yasuhiko Fujiki** Director

EXECUTIVE OFFICERS

Representative Executive Officer,
Chairman and
Chief Executive Officer

Yoshihiko Miyauchi

Representative Executive Officer,
President and
Chief Operating Officer

Yasuhiko Fujiki

Vice Chairman

Yoshiaki Ishida
Responsible for Overseas Activities

Deputy President and
Chief Financial Officer

Shunsuke Takeda
Office of the President,
Treasury Department

Deputy President

Katsuo Kawanaka
Tokyo Sales Headquarters

Corporate Executive
Vice Presidents

Hiroaki Nishina
Real Estate Headquarters,
President, ORIX Real Estate Corporation

Hiroshi Nakajima
Investment and Credit Evaluation Group,
Investment and Credit Information Management Group,
Risk Management Group,
Legal Affairs Group,
Real Estate Appraisal Group

Corporate Senior Vice Presidents

Takeshi Sato
Chairman, ORIX USA Corporation

Masahiro Matono
OQL Headquarters

Masaru Hattori
Accounting Department

Koichiro Muta
Investment Banking Headquarters

Masaaki Tashiro
Real Estate Finance Headquarters

Nobuyuki Kobayashi
Corporate Administration Department,
Business Organization Reform

Executive Officers

Akira Fukushima
IT Business Headquarters,
PFS Department,
President, ORIX Computer Systems Corporation,
President, ORIX Callcenter Corporation

Hiroshi Nakamura
Compliance Coordination Office

Shintaro Agata
Treasury Department

Tetsuo Matsumoto
Real Estate Business Headquarters,
Deputy President, ORIX Real Estate Corporation

Yoshiyuki Yoshizumi
Real Estate Finance Headquarters

Tadao Saika
District Sales Headquarters

Hideaki Morita
Kinki (Osaka) Sales Headquarters

Eiji Mitani
Tokyo Sales Headquarters

Yoshitaka Matsuno
International Headquarters

GROUP EXECUTIVES

Teruo Isogai
President, ORIX Auto Leasing Corporation

Tamio Umaki
President, ORIX Rentec Corporation

Takafumi Kanda
President, ORIX Credit Corporation,
President, ORIX Club Corporation

Yutaka Okazoe
President, ORIX Baseball Club Co., Ltd.

Izumi Mizumori
President, ORIX Life Insurance Corporation

Tsutomu Matsuzaki
President, ORIX Capital Corporation

Counselor and Special Advisor

Shogo Kajinishi

(As of June 25, 2003)

ORIX Corporation

3-22-8, Shiba, Minato-ku,
Tokyo 105-8683, Japan
Tel: 81-3-5419-5000
Fax: 81-3-5419-5903

Established: April 17, 1964
Shareholders' Equity: ¥505,458 million
Number of Employees: 11,833

Shareholder Information

Total Number of Shares Authorized:
259,000,000 shares

Total Number of Shares Outstanding:
84,365,914 shares

Number of Shareholders: 11,828

Transfer Agent for Common Shares:
UFJ Trust Bank Limited
1-4-3, Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan

Depositary Bank for ADRs:
Citibank, N.A.
111 Wall Street, New York,
New York 10043, U.S.A.

Stock Exchange Listings

Common Shares and Convertible Notes:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange
Securities Code: 8591

New York Stock Exchange
Trading Symbol: IX

Financial Reports on ORIX's Website

Annual Report
Investors' Guide
Update Newsletters
Quarterly Financial Results
Analysis of Quarterly Financial Results
US SEC Form 20-F

(As of March 31, 2003)

For further information, please contact:

ORIX Corporation
Corporate Communications,
Office of the President
3-22-8, Shiba, Minato-ku,
Tokyo 105-8683, Japan
Tel: 81-3-5419-5102
Fax: 81-3-5419-5901
E-mail: orixir@orix.co.jp
URL: www.orix.co.jp

To U.S. Holders:
PFIC

It is expected, and the following discussion assumes, that the Company will be a "passive foreign investment company" (a "PFIC") as defined in Section 1297(a) of the Internal Revenue Code in the year of the Offering and in future years by reason of the composition of its assets and the nature of its income.

A U.S. Holder who holds Shares will generally be subject to special rules (the "PFIC Rules") with respect to (i) any "excess distributions" on the Shares (generally, any distributions received by the U.S. Holder on the Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for the Shares) and (ii) any gain realized on the sale or other disposition (including a pledge) of the Shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the Shares, (ii) the amount allocated to the current taxable year would be taxed as ordinary income, and (iii) the amount allocated to each of the prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such prior year.

Under the recently enacted Taxpayer Relief Act of 1997, a U.S. Holder, in lieu of being subject to the special tax and interest charges described above, may make an election to include gain, as ordinary income, on the stock of a PFIC under a mark-to-market method. Under such an election, the U.S. Holder generally includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the U.S. Holder's adjusted basis in such stock. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year to the extent of any unreversed mark-to-market gains previously included in income with respect to the stock. Prospective investors should consult their tax advisors about the desirability of making such a mark-to-market election.

A U.S. Holder would also avoid the application of such special tax and interest charges if it made an election to treat the PFIC as a "qualified electing fund" under Section 1295 of the Code, provided that the corporation complies with certain reporting and other requirements. The Company, however, does not intend to comply with the requirements necessary to permit a holder to make an election to have the Company treated as a "qualified electing fund."

A U.S. Holder who beneficially owns Shares on a PFIC during any year must make an annual return on IRS Form 8621 that describes the distributions received with respect to such Shares and any gain realized on the sale or other disposition of such Shares.

FORWARD LOOKING STATEMENTS

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under risk factors in the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission. The Company makes available free of charge on or through its website (www.orix.co.jp) its annual report on Form 20-F and other reports electronically filed with or furnished to the Securities and Exchange Commission. These reports are also available free of charge on the SEC's website (www.sec.gov).

ORIX Corporation

IX
LISTED
NYSE®

Printed in Japan
on recycled paper